Form 10KSB40, Exhibit 13
period 1999-03-31
SKIBO FINANCIAL CORP
filed 1999-06-29
CIK 1072685

EXHIBIT 13

                  Annual Report to Stockholders for Fiscal Year
                              Ended March 31, 1999

                              SKIBO FINANCIAL CORP.
                  THE HOLDING COMPANY OF FIRST CARNEGIE DEPOSIT


                               1999 ANNUAL REPORT

 -------------------------------------------------------------------------------

                              SKIBO FINANCIAL CORP.
                               1999 ANNUAL REPORT



TABLE OF CONTENTS




Letter to Stockholders....................................................   1

Selected Financial and Other Data.........................................   2

Corporate Profile and Related Information.................................   3

Average Balance Sheet, Interest Rates, and Yield..........................   4

Rate/Volume Analysis .....................................................   5

Management's Discussion and Analysis of
  Financial Condition and Results of Operations...........................   6

Independent Auditors' Report..............................................  12

Consolidated Statements of Financial Condition............................  13

Consolidated Statements of Income and Comprehensive Income................  14

Consolidated Statements of Stockholders' Equity...........................  15

Consolidated Statements of Cash Flows.....................................  16

Notes to Consolidated Financial Statements................................  18

Stock Market Information....................................................39

Office Locations and Other Corporate Information..........................  40

                              SKIBO FINANCIAL CORP.


To Our Stockholders:

Certainly 1998 proved to be a difficult year for community based thrifts. Due to a prolonged flat yield curve, net interest margins remained narrow. This prolonged margin squeeze has negatively impacted earnings and the price of our stock.

However, our new corporate structure has given us the ability to diversify and sets the stage for increasing shareholder value. Although we currently have no intentions to do so, the establishment of the "mid-tier" stock holding company permits us to acquire other mutual and stock financial institutions and other companies. We also have the ability to repurchase our own stock. On May 14, 1999, the Board of Directors adopted a stock repurchase program. Upon approval from the OTS, the Company may repurchase up to 10% of its 1,547,246 outstanding shares of common stock held by persons other than Skibo Bancshares, M.H.C., its mutual holding company.

Net income for fiscal 1999 was $727,000, or $.22 per share on both a basic and diluted basis, as compared to net income of $969,000 or $.29 per share on both a basic and diluted basis for the prior fiscal year. Net income in fiscal 1998 included $251,000 received in settlement of a deficiency judgment.
Excluding the non-recurring item, net income remained stable.

Although our rates are very competitive, we feel the very strong stock market appears to be attracting bank and thrift deposits. The Company's savings deposits remained stagnant, however, only decreasing by $309,000.

In its continued commitment to invest in the communities in which it serves, the Company purchased and originated $17.2 million in loans. These loans, the majority of which are in our designated lending area, are primarily residential and farm loans. However, the lower interest rates currently available have increased the prepayment speed on our loan portfolio. Loan repayments totalled $19.7 million, ultimately causing a decrease in net loans receivable of $2.6 million or 3.8%, which contributed to the decrease in the net yield on interest earning assets from 2.79% to 2.66%.

The Company first acknowledged and addressed the potential problem associated with the Year 2000 ("Y2K") in 1990. Since that time, we have developed comprehensive plans, renovated our in-house data processing system, and successfully completed three regulatory exams designed to ensure Y2K readiness. We have developed an ongoing customer awareness program, in which we have provided our customers with a leaflet addressing Y2K issues.

The Board of Directors, Officers and Employees of Skibo Financial Corp. would like to thank you for your continued commitment to the Company, and we pledge to work hard to increase stockholder value in the years to come.


Sincerely,


/s/Walter G. Kelly

Walter G. Kelly
President and Chief Executive Officer

                              SKIBO FINANCIAL CORP.
                        SELECTED FINANCIAL AND OTHER DATA


Selected Financial Condition Data (In thousands)
-----------------------------------------------------------------------------------------------------------------------------
At March 31,                                                      1999        1998        1997           1996        1995
=============================================================================================================================
Total assets ................................................   $155,056    $148,132    $162,525       $117,814    $120,309
Loans receivable, net .......................................     65,309      67,884      61,625         43,846      31,968
Mortgage-backed securities ..................................     54,365      54,315      53,939         53,796      62,631
Investment securities .......................................     25,087      15,777      17,532         13,714      20,097
Cash and cash equivalents ...................................      2,499       3,271      22,701          1,697       1,164
Savings deposits ............................................     76,917      77,226      87,802         81,615      77,708
Stock subscriptions(2) ......................................       --          --        13,606           --          --
FHLB advances ...............................................     49,300      41,300      41,933         16,828      24,028
Bonds payable ...............................................      1,299       1,618       2,066          2,612       3,205
Stockholders'/members' equity(2) ............................   $ 25,130    $ 24,980    $ 15,008       $ 14,686    $ 13,596
=============================================================================================================================

Selected Operating Data (In thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------
Year Ended March 31, ........................................       1999        1998        1997           1996        1995
-----------------------------------------------------------------------------------------------------------------------------
Interest income .............................................   $  9,691    $ 10,131    $  9,219       $  8,510    $  7,912
Interest expense ............................................      5,880       6,167       5,942          5,353       4,649
                                                                --------    --------    --------       --------    --------
Net interest income .........................................      3,811       3,964       3,277          3,157       3,263
Provision for loan losses ...................................         25          60         120            131          33
                                                                --------    --------    --------       --------    --------
Net interest income after
 provision for loan losses ..................................      3,786       3,904       3,157          3,026       3,230
                                                                --------    --------    --------       --------    --------
Total other income ..........................................         86         329         129            474         116
Total other expenses ........................................      2,689       2,516       2,751(1)       2,021       1,846
                                                                --------    --------    --------       --------    --------
Income before income taxes ..................................      1,183       1,717         535          1,479       1,500
Provision for income taxes ..................................        456         748         212            432         444
                                                                --------    --------    --------       --------    --------
Net income ..................................................   $    727    $    969    $    323       $  1,047    $  1,056
                                                                ========    ========    ========       ========    ========
Basic earnings per share(2),(3) .............................   $    .22    $    .29         N/A            N/A         N/A
Diluted earnings per share(2),(3) ...........................   $    .22    $    .29         N/A            N/A         N/A
=============================================================================================================================

Selected Financial Ratios and Other Data
-----------------------------------------------------------------------------------------------------------------------------
Year Ended March 31, ........................................       1999        1998        1997           1996        1995
-----------------------------------------------------------------------------------------------------------------------------
Return on average assets ....................................        .49%        .66%        .23%(1)        .86%        .87%
Return on average equity ....................................       2.94        3.95        2.18(1)        7.38        8.03
Average equity to average assets ............................      16.60       16.64       10.77          11.70       10.86
Stockholders'/members' equity to assets at
  period end ................................................      16.21       16.86        9.23          12.47       11.30
Net interest rate spread ....................................       1.87        1.96        1.97           2.15        2.32
Net yield on average interest-earning assets ................       2.66        2.79        2.46           2.69        2.76
Non-performing assets to total assets .......................        .53         .77         .51            .74         .21
Loan loss allowance to total loans (net) ....................        .88         .81         .67            .66         .50
Non-performing loans to total loans (net) ...................       1.25        1.66        1.32           1.59         .27


---------------------------------
(1) Includes a one-time special assessment of $511,000 to recapitalize the Savings Association Insurance Fund.
(2) On April 4, 1997, the Bank completed its mutual holding company reorganization and minority stock issuance. Therefore all numbers prior to 1998 are those of the Bank in mutual form.
(3) On October 29, l998, a mid-tier stock holding company was formed and stock was exchanged on a three-for-two basis. All prior per share numbers have been restated.

                              SKIBO FINANCIAL CORP.



                    Corporate Profile and Related Information



First Carnegie Deposit ("Bank") was originally chartered in 1924 as Fidelity Building and Loan. In January 1939, the Bank's name changed to First Federal Savings and Loan Association of Carnegie. The name was again changed on December 17, 1996 to First Carnegie Deposit. On April 4, 1997, the Bank reorganized from a mutual savings bank into a federal mutual holding company structure, whereby the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter and formed Skibo Bancshares, M.H.C. ("MHC"), a federally chartered mutual holding company.

A reorganization into a two-tier holding company structure was accomplished on October 29, l998 ("Reorganization"). In the Reorganization, the Bank, the prior reporting company, became a wholly-owned subsidiary of Skibo Financial Corp. ("Company"), a newly formed stock corporation which is majority owned by the Mutual Holding Company. In the Reorganization, outstanding shares of the Bank Common Stock were converted on a three-for-two basis into shares of the common stock, par value $.10 per share, of the Company ("Company Common Stock"), and the holders of Bank Common Stock became the holders of all the outstanding shares of Company Common Stock. The Reorganization had no impact on the operations of the Bank or the Mutual Holding Company. The Bank has continued its operations at the same locations, with the same management and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the Reorganization.

All references in this document to the Company include activities of both Skibo Financial Corp. and First Carnegie Deposit on a consolidated basis unless the context requires otherwise.

The Bank is a community oriented savings association providing mortgage loans and consumer loans. The Company is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to purchase and originate one- to four-family mortgage loans and farm loans and to invest in mortgage-backed and other securities, Small Business Administration ("SBA") and other government agency guaranteed commercial and consumer loans. Because the Company faces strong competition in originating traditional residential mortgage loans, the Company has emphasized other forms of lending, including the purchase of SBA and other government agency guaranteed loans, and commercial real estate loans, including farms.

The principal sources of funds for the Company's lending and investing activities are deposits, the repayment and maturity of loans, the maturity and call of securities, and Federal Home Loan Bank ("FHLB") advances. The principal source of income is interest on loans and mortgage-backed and investment securities and the principal expense is interest paid on deposits and FHLB advances.

The Company's and Bank's executive offices are located at 242 East Main Street, Carnegie, Pennsylvania 15106. The telephone number is (412)276-2424.

                AVERAGE BALANCE SHEET, INTEREST RATES, AND YIELD


The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and the average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                               For the Years Ended March 31,
                                           -----------------------------------------------------------------------------------
                                                                1999                                       1998
                                           --------------------------------------------   ------------------------------------
                                                 Average                      Average          Average               Average
                                                 Balance       Interest    Yield/Cost          Balance    Interest  Yield/Cost
                                                 -------       --------    ----------          -------    --------  ----------
                                                               (Actual)                                  (Actual)
                                                                           (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)...................        $  65,591       $ 4,651          7.09%         $ 62,255    $ 4,628       7.43%
  Mortgage-backed securities............           52,014         3,437          6.61            57,522      3,965       6.89
  Investment securities.................           19,611         1,258          6.41            17,093      1,218       7.13
  Other interest-earning assets(2)......            6,156           345          5.60             5,370        320       5.96
                                                  -------        ------                         -------      -----
   Total interest-earning assets........          143,372       $ 9,691          6.76           142,240    $10,131       7.12
                                                                 ------                                     ------
Noninterest-earning assets..............            5,616                                         5,026
                                                  -------                                       -------
   Total assets.........................         $148,988                                      $147,266
                                                  =======                                       =======
Interest-bearing liabilities:
Deposit accounts:
   NOW accounts . ......................        $   3,609      $     48          1.33         $   3,347    $    51       1.52
   Passbook accounts....................           17,073           454          2.66            17,224        464       2.69
   Money market deposit accounts........            4,011            96          2.39             3,946         95       2.41
   Certificates of deposit..............           50,799         2,850          5.61            51,797      2,961       5.72
Escrow..................................              164             2          1.22               175          2       1.14
FHLB advances...........................           42,758         2,240          5.24            40,264      2,341       5.81
Bonds payable & other borrowings........            1,947           190          9.76             2,676        253       9.45
                                                  -------         -----                         -------      -----
   Total interest-bearing liabilities...          120,361         5,880          4.89           119,429      6,167       5.16
                                                                  -----                                      -----
Noninterest-bearing liabilities.........            3,896                                         3,334
                                                  -------                                       -------
   Total liabilities....................          124,257                                       122,763
Stockholders' equity....................           24,731                                        24,503
                                                  -------                                       -------

   Total liabilities and stockholders'           $148,988                                      $147,266
                                                  =======                                       =======
     equity.............................
Net interest income.....................                         $3,811                                     $3,964
                                                                  =====                                      =====
Interest rate spread(3).................                                          1.87%                                  1.96%
                                                                                ======                                 ======
Net yield on interest-earning assets(4).                                          2.66%                                  2.79%
                                                                                ======                                 ======
Ratio of average interest-earning assets
   to average interest-bearing liabilities                                      119.12%                                119.10%
                                                                                ======                                 ======

---------------------------------
(1) Non-accrual loans have been included in the average balance of loans; however, unpaid interest on non-accrual loans has not been included for purposes of determining interest income.
(2) Includes interest-bearing deposits in other financial institutions and Federal Home Loan Bank ("FHLB") stock.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

                              RATE/VOLUME ANALYSIS



The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); (ii) changes attributable to rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in average volume multiplied by the change in rate).

                                                       Year Ended March 31,                        Year Ended March 31,
                                                          1999 vs. 1998                                1998 vs. 1997
                                                       Increase (Decrease)                          Increase (Decrease)
                                                             Due to                                       Due to
                                           -------------------------------------------     ---------------------------------------
                                                                  Rate/                                          Rate/
                                           Volume       Rate      Volume       Net          Volume      Rate     Volume     Net
                                           ------      ------     ------      -----         ------     ------    ------    ----
                                                                             (Dollars in Thousands)
Interest-earning assets:
  Loans receivable......................    $ 248        $(214)     $(11)      $   23         $405      $ 20     $   2      $427
  Mortgage-backed securities............     (380)        (164)       16         (528)         335        52         5       392
  Investment securities.................      179         (121)      (18)          40           56        47         2       105
  Other interest-earning assets.........       47          (19)       (3)          25          (89)      105       (28)      (12)
                                               --          ---       ---         ----          ---       ---       ---       ---
    Total interest-earning assets.......    $  94        $(518)     $(16)       $(440)        $707      $224      $(19)     $912
                                               ==         ====       ===         ====          ===       ===       ===       ===

Interest-bearing liabilities:
  NOW accounts..........................    $   4       $   (6)     $ (1)      $   (3)       $  (1)    $  --     $  --     $  (1)
  Passbook accounts.....................       (4)          (6)       --          (10)         (40)       13        (1)      (28)
  Money market deposit accounts.........        1           --        --            1          (14)       --        --       (14)
  Certificates of deposit...............      (57)         (55)        1         (111)        (108)       44        (2)      (66)
  Stock subscriptions...................       --           --        --           --          (18)       --        --       (18)
  Escrow................................       --           --        --           --           --        --        --        --
  FHLB advances.........................      145         (232)      (14)        (101)         261        70         9       340
  Bonds payable & other borrowings......      (69)           8        (2)         (63)          22        (9)       (1)       12
                                              ---         ----       ---         ----          ---      ----       ---       ---
    Total interest-bearing liabilities..    $  20        $(291)     $(16)       $(287)        $102      $118     $   5      $225
                                              ===         ====       ===         ====          ===       ===       ===       ===

Net interest income.....................    $  74        $(227)    $  --        $(153)        $605      $106     $ (24)     $687
                                               ==         ====      ====         ====          ===       ===       ===       ===

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

The Company's results of operations are primarily dependent upon its net interest income, which is the difference between the interest income earned on its assets, primarily loans, mortgage-backed securities and investments and the interest expense on its liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of noninterest expenses, such as employee salaries and benefits, noninterest income, such as loan-related fees and fees on deposit-related services, and the Company's provision for loan losses.

Changes in Financial Condition

The Company's total assets of $155,056,000 at March 31, 1999 are reflective of an increase of $6,924,000 or 4.7%, as compared to $148,132,000 at March 31, 1998. The increase in total assets was primarily due to increases in investment securities and accrued interest receivable thereon, and cash and prepaid expenses, offset by decreases in loans receivable and interest bearing deposits at other financial institutions.

The increase in the Company's liabilities was primarily due to an increase in FHLB advances, offset by decreases in savings deposits, bonds payable and other borrowings. Changes in the components of assets, liabilities and equity are discussed herein.

The Company's non-performing loans and non-performing assets at March 31, 1999, totalled $818,000 and $818,000, as compared to $1,130,000 and $1,141,000 at
March 31, 1998, respectively.

Loans Receivable, net. Net loans receivable at March 31, 1999 totalled $65,309,000, a decrease of $2,575,000 or 3.8%, as compared to $67,884,000 at
March 31, 1998. The decrease was primarily due to principal repayments of $19.7 million, partially offset by purchases of $8.2 million of one- to four-family fixed rate mortgages (of which $628,000 were FHA and VA insured), $243,000 FHA insured multi-family project loans, $5.1 million of farm loans (of which $2.2 million are government guaranteed and/ or insured), $2.1 million of commercial mortgage and non-mortgage loans ( of which $1.9 million are government guaranteed and/or insured) and the origination of $741,000 one- to- four and multi-family fixed rate mortgages, and $766,000 consumer and commercial non-mortgage loans.

Mortgage-backed Securities. Mortgage-backed securities were $54,365,000 at March 31, 1999, an increase of $50,000 or 0.1%, as compared to $54,315,000 at March 31, 1998. The increase was due to purchases of $16.8 million of securities, offset by principal repayments and maturities, as many of the underlying loans refinanced in the low interest rate environment.

Investment Securities. Investment securities totalled $25,087,000 at March 31, 1999, an increase of $9,310,000 or 59.0%, as compared to $15,777,000 at March 31, 1998. This was primarily a result of purchases of US Agency securities comprised of bonds, debentures and REMICs.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits, totalled $2,499,000, a decrease of $772,000 or 23.6% from the prior fiscal year. This decrease was primarily due to a decrease in interest-bearing deposits at other financial institutions.

Deposits. The Company's deposits, after interest credited, decreased by $309,000 or 0.4% to $76,917,000 at March 31, 1999, as compared to $77,226,000 at March
31, 1998. The decrease was primarily due to a decrease in passbook savings, certificates of deposit and money market accounts, offset by an increase in checking accounts.

FHLB Advances. FHLB advances, at March 31, 1999, totalled $49,300,000, an increase of $8,000,000 or 19.4%, as compared to $41,300,000 at March 31, 1998.
The Company uses FHLB advances as a supplement to deposits to fund its purchase of loans and investments.

Stockholders' Equity. The Company's stockholders' equity totalled $25,130,000 at March 31, 1999, as compared to $24,980,000 at March 31, 1998. The increase of $150,000 or .6% was due to net income, offset by the implementation of a restricted stock plan and the purchase of treasury stock. See Note 11 "Stock Based Compensation Plans."

Comparison of Operating Results for the Years Ended March 31, 1999 and 1998

Net Income. The Company recorded net income of $727,000 for the year ended March 31, 1999, as compared to net income of $969,000 for the year ended March 31, 1998. Changes in the components of income and expense are discussed herein.

Net Interest Income. Net interest income decreased $153,000 or 3.9% for the year ended March 31, 1999, as compared to the prior fiscal year. Although there was an increase of $1.1 million or .8% in the average balance of interest-earning assets, there was a 36 basis point decrease in the average yield earned thereon. The average balance of interest-bearing liabilities increased by $932,000 or
 .8%, offset somewhat by a 27 basis point decrease in the average rate paid thereon.

The net yield on average interest earning assets, which represents net interest income as a percentage of average interest earning assets, decreased to 2.66% for the year ended March 31, 1999, from 2.79% for the prior fiscal year. The Company continued to see shrinking margins in the low market rates of interest coupled with intense competition.

Interest Income. Interest income totalled $9,691,000 for the year ended March 31, 1999, as compared to $10,131,000 for the year ended March 31, 1998. The $440,000 or 4.3% decrease was largely the result of decreased income from mortgage-backed securities and a 36 basis point decrease in the average yield earned on the total average interest earning assets, offset somewhat by increased income from the Company's loan and investment portfolios.

Interest on loans receivable increased $23,000 or 0.5% in 1999, as compared to the prior fiscal year. This increase was primarily the result of a $3.3 million increase in the average balance of loans receivable, due to the addition of one- to four-family, multi-family and commercial mortgages (including farms), offset by a decrease in the average yield of 34 basis points.

Interest income on mortgage-backed securities decreased $528,000 or 13.3% in 1999, as compared to the prior fiscal year. This decrease was primarily the result of a $5.5 million decrease in the average balance of such securities and a decrease in the average yield of 28 basis points.

Interest income on investment securities increased by $40,000 or 3.3% for the year ended March 31, 1999, as compared to the prior fiscal year. The increase was primarily due to a $2.5 million increase in the average balance of such securities offset by a decrease in the average yield of 72 basis points.

Interest income on other interest-earning assets increased by $25,000 or 7.8% in 1999, as compared to the prior fiscal year. The increase was primarily due to a $786,000 increase in the average balance of such assets, offset by a 36 basis point decrease in the yield.

The average yield on the average balance of interest-earning assets was 6.76% and 7.12% for the years ended March 31, 1999 and 1998, respectively.

Interest Expense. Interest expense totalled $5,880,000 for the year ended March 31, 1999, as compared to $6,167,000 for the year ended March 31, 1998. The $287,000 or 4.7% decrease was primarily due a decrease in the average balance of deposits and other borrowings and a 27 basis point decrease in the average rate paid on the total average interest-bearing liabilities, offset by increased average balances in FHLB advances.

Interest expense on deposits (including escrows) decreased $123,000 or 3.4% in 1999, as compared to the prior fiscal year. The decrease was primarily due to a $1.2 million decrease in the average balance of passbook savings, certificates of deposit and escrows and a 11 basis point decrease in the average rate paid thereon, offset by an increase in the average balance of interest-bearing checking and money market accounts. See Note 6 to Consolidated Financial Statements.

Interest on FHLB advances decreased $101,000 or 4.3% in 1999, as compared to the prior fiscal year. The decrease was primarily due to a 57 basis point decrease in the rate paid thereon, offset by a $2.5 million or 6.2% increase in the average balance of such advances. The Company uses FHLB advances as a funding source and has in the past used borrowings to supplement deposits, which are the Company's primary source of funds.

Interest on bonds payable and other borrowings, a less significant portion of interest expense, decreased by $63,000 or 24.9%, as the average principal amount of bonds and other borrowings outstanding decreased by $729,000, offset by a 31 basis point increase in the average rate paid thereon.

Provision for Loan Losses. The Company's management continually monitors and adjusts its allowance for loan losses based upon its analysis of the loan portfolio. The allowance is increased by a provision for loan losses charged against income, the amount of which depends upon an analysis of the changing risks inherent in the Company's loan portfolio. Because of the insured nature of a majority of its loan portfolio, the Company has historically experienced limited loan charge-offs. However, there can be no assurance that additions to the allowance for loan losses will not be required in future periods or that actual losses will not exceed estimated amounts. During the years ended March 31, 1999 and 1998, the Company established provisions for loan losses of $25,000 and $60,000, respectively. At March 31, 1999, the Company's allowance for loan losses amounted to $575,000 or .88% of total net loans outstanding and 70.3% of total non-performing loans. The non-performing loans, however, include three government guaranteed loans at March 31, 1999 and 1998, which represent 88.8% and 93.2% of the total non-performing loans, respectively.

Other Income. During the year ended March 31, 1999, other income decreased $243,000 or 73.9%, as compared to the prior fiscal year. Income received in the prior year included a deficiency judgment against a former borrower in the amount of $251,000.

Other Expenses. Total other expenses increased by $173,000 or 6.9% during the year ended March 31, 1999, as compared to the prior year. The increase was primarily attributable to an increase of $198,000 in compensation and employee benefits expense. The increase in compensation and employee benefits expense was due to the implementation of a restricted stock plan totalling $378,000 in fiscal year ending March 31, 1999, offset by decreases of $120,000 in the ESOP expense, $24,000 in compensation and employee benefits expense, and $36,000 in defined benefit plan and Supplemental Employee Retirement Plan (SERP) and Directors Retirement Plan (DRP) costs.

Income Tax Expense. The provision for income tax totalled $456,000 for the year ended March 31, 1999, as compared to $748,000 for fiscal 1998. The $292,000 or 39.0% decrease is due to decreased income. The Company's effective tax rate amounted to 38.5% and 43.6% for fiscal 1999 and 1998, respectively. See Note 9 of the Notes to Consolidated Financial Statements.

Market Risk & Asset/Liability Management

Quantitative. The Company does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

Qualitative. The Company's net interest income is sensitive to changes in interest rates, as the rates paid on its interest-bearing liabilities generally change faster than the rates earned on its interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates. Therefore, the interest rate sensitivity of the Company demands constant refinement and further restructuring to maintain an asset and liability structure which can be managed for interest rate risk that exists in the uncertain markets currently in existence.

To mitigate the impact of changing interest rates on its net interest income, the Company monitors the interest rate sensitivity of its assets and liabilities on an ongoing basis. Historically, the Company has managed interest rate risk by shortening the repricing and maturity characteristics of its assets and lengthening the repricing and maturity characteristics of its retail deposit base. The Company utilizes the interest rate risk exposure analysis performed by the OTS as the primary tool for monitoring its interest rate risk.

Rates on deposits are primarily based on the Company's need for funds and on a review of rates offered by other financial institutions in the Company's market areas. Rates on certificate accounts tend to be on the high end of the market in order to retain deposits which face increased competition from financial institutions, stockbrokers, insurance companies and others. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Company's primary market areas as well as the Company's cost of funds.

The Company manages the interest rate sensitivity of its assets and liabilities through the determination and adjustment of asset/liability composition and pricing strategies. The Company then monitors the impact on the interest rate risk and earnings consequences of such strategies for consistency with the Company's liquidity needs, growth, and capital adequacy. The Company's principal strategy is to reduce the interest rate sensitivity of its interest-earning assets and to match, as closely as possible, the maturities of interest-earning assets with interest-bearing liabilities. In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Company has instituted certain asset and liability management measures, including (i) continued emphasis on core deposits, (ii) increased use of borrowings to leverage the Company, and (iii) origination and purchase of short term and variable rate assets, predominately real estate oriented.

Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 1999 and the estimated effect thereon of various interest rate changes, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS by the Bank.

                                        Net Portfolio Equity Value                       NPV as % of PV of Assets
                          ---------------------------------------------------       ---------------------------------
       Change in
     Interest Rates                             $ Change
    in Basis Points                            in Market           % Change
      (Rate Shock)         Amount                Value(1)          From Base          NPV Ratio(2)       Changes(3)
      ------------         ------                --------          ---------          ------------       ----------
                                          (Dollars in Thousands)

          300              14,783              (10,997)                (43)              10.48%            (598)bp
          200              18,464               (7,316)                (28)              12.64%            (383)bp
          100              22,145               (3,635)                (14)              14.63%            (183)bp
         Static            25,780                   --                  --               16.47%                 --
         (100)             29,471                3,691                  14               18.20%             173 bp
         (200)             33,410                7,630                  30               19.93%             347 bp
         (300)             37,977               12,197                  47               21.82%             536 bp

-------------------------------------------------------
(1) Represents the increase (decrease) of the estimated NPV at the indicated change in interest rates compared to the NPV assuming no change in interest rates.
(2) Calculated as the estimated NPV divided by the present value of total assets. The Bank's PV is the estimated present value of total assets.
(3) Calculated as the increase (decrease) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations were employed in preparing the previous table. These assumptions related to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. The calculation methodology used by the OTS has certain shortcomings which include, among others, that not all OTS assumptions apply equally to all savings institutions and the repricing of both loans and deposits is often discretionary and under the control of the Bank's customers. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as projected by the OTS.

At March 31, 1999, the change in NPV as a percentage of portfolio value of total assets is negative 4.7%, which is greater than negative 2.0%, indicating that the Company has a greater than "normal" level of interest rate risk. Generally, during periods of increasing interest rates, the Company's liabilities are expected to reprice faster than its assets, causing a decline in the Company's interest rate spread. This would result from an increase in the Company's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on interest-earning assets would tend to reduce net interest income. The Company's net interest rate spread decreased to 1.87% during the fiscal year ending March 31, 1999, as compared to 1.96% for the prior fiscal year.

In times of decreasing interest rates, fixed rate assets are expected to increase in value and the lag in repricing of interest rate sensitive assets is expected to have a positive effect on the Company's net interest income. Management believes that strategies employed to respond to changing interest rate environments can have a significant impact upon the net value of assets and extent of earnings fluctuations. Also, management believes that a strong equity capital position and existence of the corporate authority to raise additional capital are valuable tools to absorb interest rate risk.

Liquidity and Capital Requirements

The Bank is required by Section 6 of the Home Owners' Loan Act (HOLA) to hold a prescribed amount of statutorily defined liquid assets. The OTS may, by regulation, vary the amount of the liquidity requirement, but only within pre-established statutory limits. The requirement must be no less than four percent and no greater than ten percent of the Bank's net withdrawable accounts and borrowings payable on demand or with unexpired maturities of one year or less. The liquidity requirement for fiscal 1999 is 4% of net withdrawable accounts and short term borrowings. Monetary penalties may be imposed for failure to meet these requirements. The Bank's average liquidity ratio for March 31, 1999 was 129.98%, which exceeded the applicable requirements. See Note 10 to Consolidated Financial Statements for a discussion of the Bank's regulatory capital requirements.

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires that all derivatives be recognized as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and resulting designation. This statement is effective for fiscal years beginning after June 15, 1999, although earlier adoption is permitted. The Company anticipates, based on current activities, that the adoption of SFAS No. 133 will not have an effect on its financial position or results of operations. SFAS No. 133 also permits certain reclassification of securities among the available for sale and held to maturity classifications. On May 20, 1999, FASB issued an Exposure Draft of a proposed Statement of Financial Accounting Standards. The proposed statement would amend FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000.

In October 1998, the FASB issued SFAS No. 134 "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage-Banking Enterprise," which amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the accounting for such securities by a nonmortgage banking enterprise. This statement is effective for the first quarter beginning January 1, 1999, and will not have any impact on the Company's financial position or results of operations as the Company does not currently securitize mortgage loans.

Year 2000 (Y2K) Readiness Disclosure

Rapid and accurate data processing is essential to the Company's operations. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in prior years) are expected to read entries for the Y2K as the year 1900 or as zero and incorrectly attempt to compute payment, interest, delinquency and other data.

The following discussion of the implications of the Y2K problem for the Company contains numerous forward looking statements based on inherently uncertain information. The cost of the project is based on management's best estimates, which are derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, there can be no guarantee that these statements will be achieved and actual results could differ. Moreover, although management believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to modify the systems would not have a material adverse effect on the Company.

The Company utilizes an in-house computer system, with all software applications being developed and modified internally. The Company first acknowledged and addressed the potential problem associated with the Y2K early in 1990. The Company completed renovation of its in-house data processing system prior to testing in October 1992. The Company has also received vender certification confirming Y2K compliance for its hardware and operating system. With the exception of on-going testing and additional contingency planning, management believes nothing more is required with regard to its in-house system. Management believes that remaining efforts towards Y2K compliance will require minimal expense and, therefore, will not have a material impact on the Company's financial condition or results of operations.

The Company formed a committee to implement an action plan designed to ensure that the Company's computer systems, software applications and other date reliant equipment would function properly after December 31, 1999. This process involved identifying all equipment, software and third party providers deemed critical to the Company's daily operations, and ascertained that these products and product providers are Y2K compliant. The Company places a high degree of reliance on computer systems of third parties, such as customers, suppliers, and other financial and governmental institutions. Although the Company is assessing the readiness of these third parties and preparing contingency plans, there can be no guarantee that the failure of these third parties to modify their systems in advance of December 31, 1999 would not have a material adverse affect on the Company. The Company has completed testing with the Federal Reserve Bank of Cleveland. The Federal Reserve Bank of Cleveland has been deemed critical by the Company in its daily operations.

The Company has contacted all material vendors and suppliers regarding their Y2K readiness. Each of these third parties has delivered written assurance to the Company that Y2K will not be an issue or that the issue will be satisfactorily resolved prior to the end of 1999. Appropriate testing, if possible, and any related contingency plans will be performed in the second and third quarter of 1999. The Company has contacted all significant customers and non-information technology suppliers (i.e. utility systems, telephone systems, etc.) regarding their Y2K state of readiness. Such parties have indicated that they have established Y2K plans and are in various stages of remediation and testing. We are unable to test the Y2K readiness of our significant suppliers of utilities. We are relying on the utility companies' internal testing and representations to provide the required services that drive our data systems. The Company is currently determining what recourse it would have from such parties if they do not resolve the Y2K issues. Furthermore, the Company is reviewing alternative procedures and contingency plans for all mission critical systems in the unlikely event of their failure at the turn of the century.

Approximately 82.6% of the Company's loans are serviced by others. The Company cannot contact these customers directly; however, it has contacted the agencies servicing these loans. Approximately 63.5% of loans the Company services are residential mortgage loans and consumer loans. The Company did not contact these customers because it was deemed to be beyond the scope of the testing parameters in that the collateral for these loans would not be affected. The Company has contacted by phone its material commercial mortgage customers. Commercial mortgage and non-mortgage customers represent approximately 36.5% of the loans serviced by the Company. The Company reviewed with its customers questions based on Appendix A of Guidance Concerning the Year 2000 Impact on Customers, Federal Financial Institutions Examination Council (FFIEC) Interagency Statement, March 17, 1998. The Company's Y2K Committee members reviewed the responses to rate the customers' risk levels based on the type of business and the type of loan and collateral. The Company has received favorable responses from its borrowers. Borrowers have established Y2K plans and are testing software and contacting vendors and suppliers and plan to be ready for Y2K. Any customers with greater than low risk level will receive follow-up attention in the second quarter of calendar 1999. The Company has made savings customers aware of Y2K issues through the use of account statement inserts in October 1998 and plans to do so again in the second quarter of 1999.

Successful and timely completion of the Y2K project is based on management's best estimates derived from various assumptions of future events, which are inherently uncertain, including the progress and results of the External Provider, testing plans, and all vendors, suppliers and customer readiness. The most likely worst case scenario is that some areas where the Company has branch offices located will experience blackouts if utility service companies are unable to provide necessary service to drive our data systems or provide sufficient sanitary conditions to our offices. In the event that this would happen, the Company would be unable to open the affected branches, and customers would be directed to other branch locations and business would be transacted manually.

The Company concluded that despite the best efforts of management to address its financial exposure to Y2K issues, the vast number of external entities that have direct and indirect business relationships with the Company make it impossible to assure that a failure to achieve compliance by one or more of these entities would not have a material adverse impact on the operations of the Company.

Effect of Inflation and Changing Prices

The Company's financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services.

                          Independent Auditors' Report




The Board of Directors and Stockholders
Skibo Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of Skibo Financial Corp. and subsidiaries (formerly First Carnegie Deposit) as of March 31, 1999 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skibo Financial Corp. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                             /s/KPMG LLP

Pittsburgh, Pennsylvania
April 30, 1999

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES

                 Consolidated Statements of Financial Condition

                             March 31, 1999 and 1998

                (Dollar amounts in thousands, except share data)



                                                                                                      March 31,
                                                                                            ----------------------------
                                                                                              1999               1998
                                                                                            ---------         ----------
        ASSETS

Cash and amounts due from depository institutions                                           $   1,288         $      523
Interest-bearing deposits with other institutions (note 1)                                      1,211              2,748
Investment securities (note 2):
     Held-to-maturity (market value $24,703 and $15,836)                                       25,087             15,777
Mortgage-backed securities (notes 2, 7 and 8):
     Held-to-maturity (market value $54,605 and $54,903)                                       54,365             54,315
Loans receivable, net (notes 1 and 3)                                                          65,309             67,884
Real estate owned, net                                                                             --                 11
Accrued interest receivable:
     Investment securities                                                                        400                224
     Mortgage-backed securities                                                                   382                408
     Loans receivable                                                                             726                800
Federal Home Loan Bank stock, at cost (notes 4 and 7)                                           2,465              2,307
Premises and equipment, net (note 5)                                                              695                759
Prepaid expenses and other assets                                                               3,128              2,376
                                                                                              -------            -------
        Total Assets                                                                         $155,056           $148,132
                                                                                              =======            =======

        LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Savings deposits (note 6)                                                                 76,917             77,226
     Federal Home Loan Bank advances (note 7)                                                  49,300             41,300
     Bonds payable (note 8)                                                                     1,299              1,618
     Other borrowings (note 8)                                                                     --                666
     Advances from borrowers for taxes and insurance                                              143                166
     Accrued expenses and other liabilities                                                     2,267              2,176
                                                                                              -------            -------
        Total Liabilities                                                                     129,926            123,152

Commitments and contingencies (notes 3, 5 and 14)

Stockholders' equity (notes 10 and 15):

     Preferred stock, authorized 5,000,000 shares, issued
        and outstanding-none                                                                       --                 --
     Common stock, $0.10 par value; 10,000,000 shares authorized;
        3,449,974 and 2,300,000 shares issued
        3,444,746 and 2,300,000 shares outstanding                                                345                230
     Additional paid-in capital                                                                 9,755              9,800
     Treasury stock, at cost (5,228 shares)                                                       (65)                --
     Unearned Employee Stock Ownership Plan (ESOP) shares (note 11)                              (458)              (625)
     Unearned Restricted Stock Plan (RSP) shares (note 11)                                       (392)                --
     Retained earnings, substantially restricted (note 9)                                      15,945             15,575
                                                                                               ------             ------

        Total Stockholders' Equity                                                             25,130             24,980
                                                                                              -------             ------

        Total Liabilities and Stockholders' Equity                                           $155,056           $148,132
                                                                                              =======            =======



See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES

           Consolidated Statements of Income and Comprehensive Income

                   For the Years Ended March 31, 1999 and 1998

                (Dollar amounts in thousands, except share data)

                                                                         March 31,
                                                                 -------------------------
                                                                     1999          1998
                                                                 -----------   -----------
Interest income:
     Loans receivable                                            $     4,651   $     4,628
     Mortgage-backed securities                                        3,437         3,965
     Investment securities                                             1,258         1,218
     Other                                                               345           320
                                                                 -----------   -----------
            Total interest income                                      9,691        10,131

Interest expense:
     Savings deposits (note 6)                                         3,450         3,573
     Federal Home Loan Bank advances                                   2,240         2,341
     Bonds payable                                                       147           187
     Other borrowings                                                     43            66
                                                                 -----------   -----------
           Total interest expense                                      5,880         6,167
                                                                 -----------   -----------

           Net interest income                                         3,811         3,964

Provision for loan losses (note 3)                                        25            60
                                                                 -----------   -----------
           Net interest income after provision for loan losses         3,786         3,904

Other income:
     Fees and service charges                                             49            61
     Loss on sale of securities (note 2)                                --              (8)
     Other                                                                37           276
                                                                 -----------   -----------
           Total other income                                             86           329

Other expenses:
     Compensation and employee benefits (note 11)                      2,066         1,868
     Premises and occupancy costs                                        222           230
     Federal insurance premiums                                           46            53
     Other operating expenses                                            355           365
                                                                 -----------   -----------
           Total other expenses                                        2,689         2,516
                                                                 -----------   -----------

           Income before income taxes                                  1,183         1,717

Provision for income taxes (note 9)                                      456           748
                                                                 -----------   -----------
           Net income                                            $       727   $       969
                                                                 -----------   -----------

Other comprehensive income:
     Unrealized gain on securities available-
       for-sale, net of tax                                             --              11
                                                                 -----------   -----------
           Total comprehensive income                            $       727   $       980
                                                                 ===========   ===========

Basic earnings per share                                         $       .22   $       .29
                                                                 ===========   ===========
Diluted earnings per share                                       $       .22   $       .29
                                                                 ===========   ===========

Weighted average shares outstanding - Basic                        3,348,966     3,336,800
Weighted average shares outstanding - Diluted                      3,355,940     3,336,800



See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                   For the Years Ended March 31, 1999 and 1998

                (Dollar amounts in thousands, except share data)

                                                                                                                   Accum.
                                                Common Stock     Additional                      Unearn.           other
                                                  Number of        Paid-in    Treas.              ESOP   Retained   comp.
                                               Shares   Amount     Capital    Stock   Shares      RSP    Earnings  income    Total
                                               ------   ------     -------    -----   ------      ---    --------  ------    -----
Balance at March 31, 1997                          --     --           --               --               $15,019    $(11)   $15,008

Issuance of common stock for net assets
transferred from parent                     1,265,000    127           --       --      --         --       (127)     --         --

Equity retained by parent                          --     --         (100)      --      --         --         --      --       (100)

Issuance of common stock, net of
reorganization costs of $501                  952,200     95        8,925       --      --         --         --      --      9,020

Issuance of common stock to employee
stock ownership plan (ESOP)                    82,800      8          820       --      --         --         --      --        828

Cash dividends declared net($.20 per share)(1)     --     --           --       --      --         --       (286)     --       (286)

Reduction of equity for ESOP liability             --     --           --       --    (828)        --         --      --       (828)

Excess of fair value above cost of
ESOP shares released or committed to be
released                                           --     --          155       --      --         --         --      --        155

Payment of ESOP liability                          --     --           --       --     203         --         --      --        203

Change in unrealized loss on available-for-        --     --           --       --      --         --         --      11         11
sale securities

Net income                                         --      --          --       --      --         --        969      --        969
                                       ---------------------------------------------------------------------------------------------

Balance at March 31, 1998                   2,300,000   $230       $9,800       --  $ (625)        --    $15,575    $ --    $24,980

Cash dividends declared,net($.25 per share)(1)     --     --           --       --      --         --       (357)     --       (357)

Reduction of equity for restricted                 --     --           --       --      --        (770)       --      --       (770)
stock plan (RSP) liability

Excess of fair value above cost of
ESOP shares released or
committed to be released                           --     --           70       --      --         --         --      --         70

Amortization of ESOP liability                     --     --           --       --     167         --         --      --        167

Amortization of RSP liability                      --     --           --       --      --        378         --      --        378

Treasury stock purchased, at cost
(5,228 shares)                                     --     --           --       (65)    --         --         --      --        (65)

Reorganization-additional stock issued      1,149,974    115         (115)      --      --         --         --      --         --

Net income                                         --     --           --       --      --         --        727      --        727
                                       ---------------------------------------------------------------------------------------------

Balance at March 31, 1999                   3,449,974   $345       $9,755    $  (65) $(458)     $(392)   $15,945    $ --    $25,130

====================================================================================================================================

(1) Restated to reflect three-for-two stock exchange which occurred October 29, 1998.

See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                   For the Years Ended March 31, 1999 and 1998

                          (Dollar amounts in thousands)


                                                                             1999        1998
                                                                           --------    --------
Operating activities:
     Net income                                                            $    727    $    969
     Adjustments to reconcile net income to net cash
        (used in) provided by operating activities:
           Provision for loan losses                                             25          60
           Depreciation                                                          86          82
           Compensation expense-ESOP & RSP                                      616         358
           Loss on sale of mortgage-backed securities available-for-sale       --             4
           Loss on sale of investment securities available for-sale            --             4
           Deferred tax benefit                                                 (77)        (69)
           Net amortization of premiums and discounts                            35          53
           Decrease (increase) in accrued interest receivable                   (76)         54
           Increase in prepaid expenses                                        (752)        (48)
           (Decrease) increase in accrued interest payable                     (154)        129
           Increase in accrued income taxes                                      48         191
           Other, net                                                           231         (16)
                                                                           --------    --------
               Net cash provided by operating activities                        709       1,771
                                                                           --------    --------

Investing activities:
     Purchases of premises and equipment                                        (22)        (39)
     Purchases of investment securities held-to maturity                    (19,947)     (6,087)
     Purchases of mortgage-backed securities held-to-maturity               (16,772)    (12,560)
     Proceeds from sale of investment securities available-for-sale            --           721
     Proceeds from sale of mortgage-backed securities available-for-sale       --           519
     Proceeds from maturities/calls and principal repayments of:
        Investment securities held-to-maturity                               10,604       7,554
        Mortgage-backed securities held-to-maturity                          16,842      11,550
        Mortgage-backed securities available-for-sale                          --            33
     Proceeds of REO sold                                                        11        --
     Loans purchased                                                        (15,713)    (16,255)
     Net principal repayments on loans                                       18,145       9,482
     Increase in Federal Home Loan Bank stock                                  (158)       (210)
                                                                           --------    --------
              Net cash used in investing activities                        $ (7,010)   $ (5,292)
                                                                           --------    --------

See accompanying notes to consolidated financial statements.         (continued)

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES

                   For the Years Ended March 31, 1999 and 1998

                          (Dollar amounts in thousands)



                                                                 1999        1998
                                                              --------    --------
Financing activities:
     Decrease of stock subscriptions                          $   --      $(13,606)
     Net decrease in savings deposits                             (309)    (10,576)
     Proceeds from Federal Home Loan Bank advances              28,500      63,600
     Repayment of Federal Home Loan Bank advances              (20,500)    (64,233)
     Principal repayments on bonds payable                        (319)       (448)
     Proceeds from other borrowings                               --           828
     Principal repayment of other borrowings                      (666)       (162)
     Net decrease in mortgage escrow                               (23)        (24)
     Common stock acquired by ESOP                                --          (828)
     Common stock acquired for RSP                                (770)       --
     Treasury stock purchased                                      (65)       --
     Capitalization of SKIBO Bancshares, M.H.C                    --          (100)
     Cash dividends paid                                          (319)       (209)
     Net proceeds from sale of common stock                       --         9,849
                                                                          --------
        Net cash provided by (used in) financing activities      5,529     (15,909)
                                                              --------    --------

Net decrease in cash and cash equivalents                         (772)    (19,430)
Cash and cash equivalents, beginning of year                     3,271      22,701
                                                              --------    --------
Cash and cash equivalents, end of year                        $  2,499    $  3,271
                                                              ========    ========

Supplemental  disclosures  of cash flow  information:
  Cash paid during the year for:
        Interest                                              $  6,034    $  6,038
                                                              ========    ========

        Income taxes                                          $    550    $    611
                                                              ========    ========

Noncash investing activities:
     Transfer of held-to-maturity investment securities
          to available-for-sale (note 2)                      $   --      $    650
                                                              ========    ========
     Loans transferred to Real Estate Owned                   $     28    $   --
                                                              ========    ========



See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                             March 31, 1999 and 1998
                (Dollar amounts in thousands, except share data)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Skibo Financial Corp.'s subsidiary, First Carnegie Deposit, is primarily engaged in the business of attracting retail deposits from the general public and using such funds primarily to purchase and originate one- to four-family mortgage loans and farm loans and to invest in mortgage-backed and investment securities, Small Business Administration ("SBA") and other agency guaranteed commercial real estate and commercial non-real estate loans. The Company, subject to strong competition from other financial institutions in attracting deposits, uses FHLB advances as a funding source to supplement deposits. The Company is also subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The following comprise the significant accounting policies which the Company follows in preparing and presenting their consolidated financial statements:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Skibo Financial Corp., its wholly owned subsidiary, First Carnegie Deposit, and the Bank's wholly owned subsidiaries, Fedcar, Inc. and Carnegie Federal Funding Corporation ("CFFC"). Fedcar, Inc. is a service corporation that is currently inactive. CFFC is a special purpose subsidiary that was formed for the issuance of collateralized mortgage obligations. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents. For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand and amounts due from depository institutions and interest-bearing deposits with other institutions.

Investment and Mortgage-Backed Securities. The Company classifies investment and mortgage-backed securities (securities) into three categories: (1) securities held-to-maturity; (2) securities available-for-sale; and (3) trading account securities (the Company has no trading securities). The Company classifies securities as held-to-maturity when it has the ability and positive intent to hold the securities. Securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, computed on the interest method. Securities not identified at the time of purchase as held-to-maturity or trading are classified as available-for-sale. The Company intends to use these securities as part of its asset/liability management strategy and such securities may be sold in response to changes in interest rates, prepayment risk or other factors. Securities available-for-sale (adjusted for amortization of premiums and accretion of discounts, computed on the interest method) are recorded at the estimated fair market value, with aggregate unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. The fair market value is based on quoted market prices where available, dealer quotes, or prices obtained from independent pricing services.

Purchases and sales of securities are accounted for on a settlement-date basis which is not materially different than the use of the trade-date basis. Gains and losses on the sale of securities are recognized using the specific identification method.

Loans Receivable. Loans are stated at their unpaid principal balances less allowances for losses. Monthly loan payments are scheduled to include interest. Interest on loans is credited to income as earned. Interest earned on loans for which no payments were received during the month is accrued. An allowance is established for accrued interest deemed to be uncollectible, generally when a loan is 90 days or more delinquent. Such interest ultimately collected is credited to income in the period received. Monthly mortgage loan payments are adjusted annually to cover insurance and tax requirements. Amortization of premiums and accretion of discounts are recognized over the term of the loan as an adjustment to the loan's yield using the interest method and cease if a loan becomes non-performing.

                (Dollar amounts in thousands, except share data)

A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's non-performing loans, excluding certain consumer and single-family residential loans, are considered to be impaired loans. Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. Impaired loans totalled $685 and $685 at March 31, 1999 and March 31, 1998, respectively. Average impaired loans were $685 and $683 for the years ended March 31, 1999 and March 31, 1998, respectively. No impairment reserves were necessary as of March 31, 1999 and 1998, as the estimated value of the underlying collateral exceeded the carrying value of the impaired loan, or the principal portion of the impaired loan is guaranteed by agencies of the federal government. Non-performing consumer and single-family residential loans have been collectively evaluated for impairment. Estimated impairment losses for these loans are based on various factors including past loss experience, recent economic events and conditions and portfolio delinquency rates. No impairment reserves were necessary as of March 31, 1999 and 1998 for the non-performing consumer and single-family residential loans. Interest income recognized on impaired loans was $57 and $56 for the years ended March 31, 1999 and 1998, respectively.

Provision for Loan Losses. Provisions for estimated losses on loans are charged to operations in an amount that results in an allowance for loan losses sufficient, in management's judgment, to cover losses based on management's periodic evaluation of known and inherent risks in the loan portfolio, past loss experience of the Company, current economic conditions, industry loss reserve levels, adverse situations which may affect the borrower, the estimated value of any underlying collateral and other relevant factors. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses current available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies can require the Company to adjust the allowance based on their judgments about information available to them at the time of their examination.

Loan Origination Fees and Costs. Loan origination fees and certain direct loan origination costs are deferred and recognized over the contractual lives of the related loans as an adjustment to the loan's yield. Accretion of net deferred fees and amortization of net deferred costs cease if a loan becomes non-performing.

Real Estate Owned. Real estate owned is recorded at the lower of cost or fair value less estimated cost of disposal as of the acquisition date. Costs relating to development and improvement of the property are capitalized, whereas costs relating to the holding of such real estate are expensed as incurred. Subsequent to acquisition, valuations are periodically performed by management; and the carrying value of the real estate acquired may be subsequently adjusted by establishing a valuation allowance and recording a charge to operations if the carrying value of a property exceeds its estimated fair value less estimated costs to sell. Gains and losses from the sale of real estate owned are normally recognized upon sale.

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the related assets of 5 to 40 years. Accelerated methods are used for income tax purposes.

Interest on Savings Deposits. Interest on savings deposits is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

Income Taxes. Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Employee Benefit Plans. The Company has a qualified, defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and average compensation during the specified periods prior to retirement. Qualifying employees become fully vested upon completion of five years of service. The Company makes annual contributions to the plan

                (Dollar amounts in thousands, except share data)


based on the  recommendations of its consulting  actuaries and within income tax
rules.   Assets  of  the  plan  consist  of   mortgage-backed   securities   and
interest-bearing deposits.

The Company has a nonqualified, supplemental executive retirement plan ("SERP") and a directors' retirement plan ("DRP") to provide senior management and members of the board of directors with benefits in excess of normal pension benefits. Benefits under the SERP are based upon amounts stipulated in the plan document or an amount derived from the participants' average final compensation for the three-years preceding retirement, whichever is greater. Benefits vest after 20 years of credited service as defined in the plan document. Benefits under the DRP are based upon a portion of the final average compensation and vest after five years of service as defined in the plan document. Both the SERP and the DRP will be funded through contributions from the Company. The Company has life insurance policies on the lives of the participants. The change in the cash surrender value of the underlying policies is netted against insurance premiums paid in determining expense or income to be recorded in the period.

The Company formed an ESOP to reward eligible employees for their service and provide them with greater retirement income. The ESOP covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The Bank makes annual contributions to the plan based on the recommendations of its consulting actuaries and within income tax rules. The Bank makes scheduled discretionary payments to the ESOP sufficient to service the debt. Shares are allocated to participants based on compensation. Qualifying employees become fully vested upon completion of five years of service. Assets of the plan primarily consist of the Company's stock.

The Company has adopted a Stock Option Plan to reward its officers, directors, key employees and other persons providing services to the Company. Options were first exercisable at a rate of 50% on the date of the grant and 50% one year later. The exercise price on the date of the award was $13.58. However, due to a significant fluctuation in general market conditions of the Company and similar financial institutions, the original awards were canceled and reissued on October 8, 1998, at the exercise price of $6.83. The Company uses the "intrinsic value based method" as prescribed by APB Opinion 25. Under APB No. 25, because the exercise price of the Company's stock options equal the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Accordingly, common stock issuable pursuant to outstanding options will be considered outstanding for purposes of calculating earnings per share, if dilutive.

The Company has also formed a Restricted Stock Plan ("RSP"). Awards under the Restricted Stock Plan were made in recognition of expected future services to the Company by its directors, officers and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Twenty and thirty-three percent of such awards were earned and non-forfeitable at the date of the grant and twenty and thirty-three percent annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year.

Stock Exchange. Upon the Reorganization into a two-tier stock holding company, shareholders of record on October 29, 1998, upon surrender of First Carnegie Deposit common stock, received shares of the new publicly traded entity, Skibo Financial Corp. on a three-for-two basis. The stock exchange increased the Company's outstanding common shares from 2,300,000 to 3,449,974 shares. All references in the consolidated financial statements and notes thereto to per-share amounts, stock option and stock grant data and fair value of the Company's common stock have been restated giving retroactive recognition to the stock exchange.

Comprehensive Income. On June 30, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, Reporting
Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income, presented in the consolidated statements of income and comprehensive income, consists of net income and the net unrealized gains and losses on securities available for sale (if any) net of the related tax effect. Prior year financial statements have been reclassified to conform to the requirements of the statement.

                (Dollar amounts in thousands, except share data)



Earnings Per Share ("EPS"). Basic EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method at the average share price for the Company's common stock during the period. Common stock equivalents arise from the assumed conversion of outstanding stock options and unvested RSP shares.

As required, all previously reported primary and fully diluted EPS have been replaced with the presentation of basic and diluted EPS. The computation of basic and diluted earnings per share is shown in the table below:


                                                 March 31,           March 31,
                                                 ---------           ---------
                                                    1999                1998
                                                    ----                ----
Basic EPS computation:
 Numerator-Net Income                               $  727              $  969
 Denominator-Wt Avg common
   shares outstanding                            3,348,966           3,336,800
Basic EPS                                     $        .22        $        .29
                                               ===========           =========

Diluted EPS computation:
 Numerator-Net Income                               $  727              $  969
 Denominator-Wt Avg
   common shares outstanding                     3,348,966           3,336,800
  Dilutive Stock Options                             6,974                  --
  Dilutive Unvested RSP                                 --                  --
                                               -----------         -----------
  Weighted avg common
   shares and common stock
   equivalents                                   3,355,940           3,336,800
Diluted EPS                                   $        .22        $        .29
                                               ===========         ===========


For the fiscal year ending March 31, 1999, 46,522 RSP shares were excluded from the diluted EPS computation due to their anti-dilutive effect. Shares outstanding for the years ended March 31, 1999 and 1998 do not include ESOP shares that were unallocated in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employees Stock Ownership Plans". Unallocated ESOP shares amounted to 68,760 and 93,780 at March 31, 1999 and 1998, respectively.

Reclassification of Prior Year's Statements. Certain amounts reported in the prior year's consolidated financial statements have been reclassified to conform to the current year's reporting format. The number of shares and related earnings per share have been restated to reflect the Company's reorganized structure and three-for-two exchange of stock in fiscal 1999.

NOTE 2 - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized costs, estimated market values and contractual maturities (or balloon dates, if applicable) of investment and mortgage-backed securities as of March 31, 1999 and 1998, are summarized as follows:

                (Dollar amounts in thousands, except share data)


Investment securities held-to-maturity are as follows:

                                                                                     March 31, 1999
                                                            --------------------------------------------------------------
                                                                                 Gross           Gross
                                                              Amortized       unrealized       unrealized         Market
                                                                 cost            gains           losses           value
                                                                 ----            -----           ------           -----
U.S. government and agency obligations:
     Due within one year                                     $     74              $--           $  (1)         $     73
     Due after one year through five years                        817                4              (9)              812
     Due after five years through ten years                     2,340               10             (28)            2,322
     Due after ten years                                       19,278               31            (402)           18,907
State, county and municipal obligations:
     Due after ten years                                          356               19               --              375
REMIC's due after ten years                                     1,778               12             (18)            1,772
Other Investments
     Due within one year                                          264               --               --              264
     Due after five years through ten                              90               --               --               90
     Due after ten years                                           90               --              (2)               88
                                                              -------               --           -----           -------
                  Total                                       $25,087              $76           $(460)          $24,703
                                                               ======               ==            =====           ======


                                                                                      March 31, 1998
                                                            --------------------------------------------------------------
                                                                                 Gross            Gross
                                                              Amortized       unrealized       unrealized          Market
                                                                 cost            gains           losses            value
                                                                 ----            -----           ------            -----
U.S. government and agency obligations:
     Due within one year                                      $   825             $ --           $ (12)          $   813
     Due after one year through five years                      1,289                8              (6)            1,291
     Due after five years through ten years                     1,494               25               --            1,519
     Due after ten years                                       11,090               60             (52)           11,098
State, county, and municipal obligations:
     Due after ten years                                          356               19               --              375
REMIC's due after ten years                                       723               18              (1)              740
                                                               ------
                  Total                                       $15,777             $130           $ (71)          $15,836
                                                               ======              ===            =====           ======


Mortgage-backed securities held-to-maturity are as follows:

                                                                                   March 31, 1999
                                                             -------------------------------------------------------------
                                                                                 Gross            Gross
                                                              Amortized       unrealized       unrealized          Market
                                                                 cost            gains           losses            value
                                                                 ----            -----           ------            -----
Government National Mortgage Association:
     Due after ten years                                      $14,187             $199          $  (57)          $14,329
Federal Home Loan Mortgage Corporation:
     Due within one year                                           45               --               --               45
     Due after one year through five years                         52                1               --               53
     Due after five years through ten years                       655               16              (1)              670
     Due after ten years                                       10,604               73             (27)           10,650
Federal National Mortgage Association:
     Due after five years through ten years                       624               14               --              638
          Due after ten years                                  28,198              125            (103)           28,220
                                                               ------                                             ------
        Total                                                 $54,365             $428           $(188)          $54,605
                                                               ======              ===            =====           ======

                (Dollar amounts in thousands, except share data)





                                                                                  March 31, 1998
                                                             --------------------------------------------------------------
                                                                                 Gross            Gross
                                                              Amortized       unrealized       unrealized          Market
                                                                 cost            gains           losses            value
                                                                 ----            -----           ------            -----
Government National Mortgage Association:
     Due after ten years                                      $11,019             $261            $  (7)         $11,273
Federal Home Loan Mortgage Corporation:
     Due after one year through five years                        203                4               --              207
     Due after five years through ten years                       505               10               --              515
     Due after ten years                                       13,942              173               (7)          14,108
Federal National Mortgage Association:
     Due within one year                                           86               --               --               86
     Due after one year through five years                         13               --               --               13
     Due after five years through ten years                       827               20               --              847
     Due after ten years                                       27,720              223              (89)          27,854
                                                               ------              ---              ---           ------
        Total                                                 $54,315             $691            $(103)         $54,903
                                                               ======              ===              ===           ======


Proceeds from the sale of investment and mortgage-backed securities available-for-sale amounted to $0 and $1,240 for the years ended March 31, 1999 and 1998, respectively, and gross realized losses of $0 and $8 were recorded on these sales for the years ended March 31, 1999 and 1998, respectively. Of the $8 gross realized losses for the year ended March 31, 1998, $4 represents the loss realized upon the divesting of three investment securities. These securities, with an amortized cost of $650, were required to be transferred from held-to-maturity to available-for-sale subsequent to an exam conducted by the Company's primary regulator. There were no sales of held-to-maturity securities for the years ended March 31, 1999 and March 31, 1998.

As  of  March   31,1999,   the   Company  had  firm   commitments   to  purchase
mortgage-backed and investment securities amounting to $685.

                (Dollar amounts in thousands, except share data)


NOTE 3 -  LOANS RECEIVABLE

Loans receivable as of March 31, 1999 and 1998, are summarized as follows:

                                                     1999        1998
                                                   --------    --------
Mortgage loans:
     Conventional:
        One- to four-family dwellings              $ 21,839    $ 19,988
        Multi-family dwellings                        2,510       2,535
     FSA, FHA, and other government
        agency guaranteed                            12,814      10,968
     Commercial                                      13,175      13,177
                                                   --------    --------
                                                     50,338      46,668

     Net unamortized premiums                           255         253
     Unearned fees                                      (50)        (54)
     Loans in process                                   (81)       (134)
                                                   --------    --------
                  Total mortgage loans               50,462      46,733

Consumer and commercial loans:
     Small Business Administration guaranteed        11,083      18,461
     Other government agency guaranteed               3,076       2,460
     Loans secured by savings accounts                  350         420
     Other                                              757          80
                                                   --------    --------
                                                     15,266      21,421

     Net unamortized premiums                           156         279
                                                   --------    --------
                  Total consumer and other loans     15,422      21,700

Allowance for loan losses                              (575)       (549)
                                                   --------    --------
                                                   $ 65,309    $ 67,884
                                                   ========    ========


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.
The collateral consists primarily of real estate and personal property.

As of March 31, 1999 and March 31, 1998, the Company had outstanding commitments to fund fixed interest rate first mortgage and commercial non-mortgage loans of $492 and $4,458, respectively; and outstanding commitments to fund adjustable rate first mortgage and commercial non-mortgage loans of $247 and $250, respectively.

Non-accrual loans totalled $685 and $685 as of March 31, 1999 and March 31, 1998, respectively. Interest that would have been recorded if all such loans were on a current status in accordance with original terms was $65 and $75 in 1999 and 1998, respectively. The amount of interest income that was recorded for such loans was $57 and $56 in 1999 and 1998, respectively. The Company is not committed to lend additional funds to debtors whose loans have been placed on non-accrual status.

                (Dollar amounts in thousands, except share data)


Allowance for Loan Losses

Activity with respect to the allowance for loan losses for the years ended March 31, 1999 and 1998, is summarized as follows:

                                                         1999             1998
                                                         ----             ----

Balance at beginning of period                           $549             $410
Provision for loan losses                                  25               60
Charge-offs                                                --               (1)
Recoveries                                                  1               80
                                                         ----             ----
Balance at end of period                                 $575             $549
                                                         ====             ====



NOTE 4 - FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh. The investment is based on a predetermined formula and is carried at cost.


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment as of March 31, 1999 and 1998, are summarized by major classification as follows:


                                                        1999         1998
                                                        ----         ----

          Land                                        $  209       $  209
          Office buildings and improvements              492          492
          Furniture, fixtures and equipment              342          373
          Leasehold improvements                         122          122
                                                       -----        -----
               Total, at cost                          1,165        1,196

          Less accumulated depreciation
            and amortization                             469          437
                                                       -----        -----
               Premises and equipment, net            $  696       $  759
                                                       =====        =====


The Company maintains an operating lease with respect to branch office facilities which expires on March 25, 2010. Lease expense approximated $45 in both 1999 and 1998, and is included in premises and occupancy costs.


Minimum annual lease commitments as of March 31, 1999, are as follows:

                         Years ending
                           March 31,                    Amount

                            2000                        $   47
                            2001                            50
                            2002                            50
                            2003                            50
                            2004                            50
                            Thereafter                     300
                                                           ---
                                                          $547
                                                          ====

                (Dollar amounts in thousands, except share data)



NOTE 6 - SAVINGS DEPOSITS

Savings deposit balances as of March 31, 1999 and 1998, are as shown in the table below:

                                                                           March 31,
                                                   ----------------------------------------------------------
                                                             1999                        1998
                                                   -------------------------        -------------------------
                                                   Weighted                         eighted
                                                    average                         verage
                                                     rate              Amount        rate             Amount
                                                     ----              ------        ----             ------

Passbook accounts                                    2.69%            $17,169         2.69%          $17,382
NOW accounts                                         1.26               3,789         1.46             3,573
Non-interest bearing checking accounts                 --                 980           --               989
Money market deposit accounts                        2.43               3,935         2.43             3,982
Certificates of deposit:
     3.00% to 3.99%                                  3.71                 249         3.00                44
     4.00% to 4.99%                                  4.49              16,371         4.05               289
     5.00% to 5.99%                                  5.42              25,899         5.36            37,099
     6.00% to 6.99%                                  6.22               4,021         6.25             7,807
     7.00% to 7.99%                                  7.28               4,278         7.26             4,631
     8.00% and greater                               8.68                 226         8.83             1,430
                                                                      -------                        -------
           Total                                                      $76,917                        $77,226
                                                                       ======                         ======



The aggregate amount of certificates of deposit with a minimum denomination of $100 was $9,028 and $7,848 as of March 31, 1999 and March 31, 1998,
respectively. Amounts in excess of $100 are not insured by the Savings Association Insurance Fund.

The scheduled contractual maturities of certificates of deposit are summarized as follows:

                                                              March 31,
                                                     ---------------------------
                                                       1999               1998
                                                       ----               ----

       Within one year                                $36,000            $34,993
       After one year through two years                 5,341              6,904
       After two years through three years              2,328              3,876
       After three years through four years               773                467
       After four years through five years                829                433
       After five years                                 5,773              4,627
                                                       ------             ------
               Total                                  $51,044            $51,300
                                                       ======             ======

                (Dollar amounts in thousands, except share data)


The following table summarizes the interest expense incurred on the respective savings & escrow deposits:

                                               For the year ended
                                                    March 31,
                                            --------------------------
                                               1999              1998
                                               ----              ----
Passbook accounts                            $  454             $  463
NOW accounts                                     48                 51
Money market deposit accounts                    96                 95
Stock subscriptions                              --                  1
Escrow accounts                                   2                  2
Certificates of deposit                       2,850              2,961
                                              -----              -----
          Total                              $3,450             $3,573
                                              =====              =====



NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

At March 31, 1999 and 1998, maturities and interest rates on advances from the Federal Home Loan Bank of Pittsburgh are as follows:

                                                            March 31,
                           ------------------------------------------------------------------------------
                                             1999                                   1998
                           ------------------------------------   ---------------------------------------

         Year of                 Interest                            Interest
         maturity                  rates               Amount         rates                   Amount
         --------                  -----               ------         -----                   ------
         1998                            --         $      --        5.81 - 5.98%            $20,000
         2000                         5.98%               300               5.98%                300
         2005                         5.55%             3,000                  --                 --
         2008                  4.63 - 5.58%            41,000        4.94 - 5.48%             21,000
         2009                         4.32%             5,000                                     --
                                                        -----                                 ------
         Total                                        $49,300                                $41,300
                                                       ======


Advances from the Federal Home Loan Bank are primarily secured by the Company's stock in the Federal Home Loan Bank of Pittsburgh and mortgage-backed securities. These advances are subject to restrictions and penalties in the event of prepayment.

NOTE 8 - BONDS PAYABLE AND OTHER BORROWINGS

Bonds payable at March 31, 1999 and 1998 consist of the following Series 1986-A Federal Home Loan Mortgage Corporation (FHLMC) - Collateralized Bonds:

                    Interest         Maturity            March 31
       Class         rate              date                1999           1998
       -----         ----              ----                ----           ----

         Z           9.65%        April 1, 2010           $1,299         $1,618
                                                           =====          =====

                (Dollar amounts in thousands, except share data)


The bonds are collateralized by specific FHLMC Certificates held by an independent Trustee which amounted to $1,405 and $1,759 as of March 31, 1999 and 1998, respectively. Carnegie Federal Funding Corporation is also required to establish, as additional collateral, certain reserve funds for the bonds to be used by the Trustee under the indenture to pay interest on the bonds to the extent cash is not otherwise available. As of March 31, 1999 and 1998, cash of $16 and $24 and investments of $264 and $267, respectively, had been deposited with the Trustee to satisfy CFFC's obligations relative to such reserve funds. These assets are restricted in accordance with the indenture and are not available for general Company use.

The FHLMC Certificates and the reserve funds which constitute the collateral for the bonds are held by the Trustee for the benefit of the bondholders. Under certain circumstances, amounts of such collateral no longer needed to provide required payments of principal and interest on the bonds may be withdrawn.

In connection with establishing the Employee Stock Ownership Plan, the Bank borrowed $828 from an independent third party to fund the purchase of 82,800 shares (124,200 shares after the three-for-two exchange) of common stock for the ESOP. The loan had a term of 10 years at a fixed interest rate of 8.50%, with principal and interest payments due annually December 31st. For the 1999 fiscal year, the Bank paid approximately $222 ($165 principal and $57 interest) to the ESOP loan. In December 1998, after the Reorganization was accomplished, the Bank refinanced the remaining ESOP loan balance of approximately $501 with the Company. The loan is expected to be fully repaid by the year 2003.

NOTE 9 - INCOME TAXES


The provision for income taxes for the years ended March 31, 1999 and 1998 consists of the following:


                                                 March 31,
                                               --------------
                                                1999     1998
                                               -----    -----
Income tax expense charged to operations:
     Current tax expense:
     Federal                                   $ 463    $ 706
     State                                        70      111
                                               -----    -----
                                                 533      817
   Deferred tax benefit:
     Federal                                     (77)     (69)
                                               -----    -----
        Provision for taxes on income            456      748

Income tax expense reported in
  stockholders' equity related to securities
  available-for-sale                            --          6
                                               -----    -----
        Total income tax expense               $ 456    $ 754
                                               =====    =====

                (Dollar amounts in thousands, except share data)


A reconciliation of the expected federal statutory income tax rate to the actual effective tax rate expressed as a percentage of pretax income for the years ended March 31, 1999 and 1998 is summarized as follows:


                                                        March 31,
                                                -------------------------
                                                  1999            1998
                                                  ----            ----

Expected federal tax rate                         34.0%           34.0%
State taxes, net of federal benefit                3.9             4.3
Tax-exempt interest income, net of
     disallowed interest expense                   (.2)            (.2)
SERP and directors retirement plan                  .2             1.3
Employee stock ownership plan                      2.0             3.1
Low income housing credit                         (2.5)           (1.7)
Other                                              1.1             2.8
                                                  ----           -----
                                                  38.5%           43.6%
                                                  ====            ====


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities and the related valuation allowance as of March 31, 1999 and 1998 are as follows:


                                                          March 31,
                                                 --------------------------
                                                   1999               1998
                                                   ----               ----
Deferred tax assets:
     Deferred compensation                        $ 278              $ 222
     Deferred loan fees                               5                  6
     Book loan loss reserve                         195                187
     Other                                           67                 64
                                                    ---                ---
     Gross deferred tax asset                     $ 545              $ 479


Deferred tax liabilities:
     Tax loan loss reserve                        $(160)             $(172)
     Property, plant, and equipment                 (17)               (24)
     Other                                          (38)               (30)
                                                    ---                ---
     Gross deferred tax liability                  (215)              (226)
                                                   ----                ---

     Net deferred tax asset                       $ 330              $ 253
                                                    ===               ====


The Company has determined that it was not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversal of existing temporary differences and, to a lesser extent, future taxable income. The net deferred tax asset is included as a component of prepaid expenses and other assets in the consolidated statements of financial condition.

As a result of the special tax treatment accorded the Company under income tax regulations, $1.5 million of balances in retained earnings at March 31, 1999, represent allocations of income to bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. If any portion of that amount is used other than to absorb loan losses (which is not anticipated), taxable income will be generated subject to tax at the rate then in effect.

                (Dollar amounts in thousands, except share data)



NOTE 10 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and, possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets, and of total capital (as defined) to risk-weighted assets (as defined). As of March 31, 1999, the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 1999, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. There is no deduction from capital for interest-rate risk.

                                                                                                    To be well
                                                                                                  capitalized under
                                                                       For capital                 prompt corrective
                                               Actual               adequacy purposes             action provisions
                                      ---------------------   ----------------------------  --------------------------------
                                        Amount      Ratio      Amount                Ratio       Amount           Ratio
                                        ------      -----      ------                -----       ------           -----
As of March 31, 1999:
Total Capital
     (to Risk Weighted Assets)         $24,447      50.0%      $3,912                8.00%      $4,890            10.00%
Core capital
     (to Adjust Tangible Assets)       $23,872      15.4%      $6,183                4.00%      $7,729             5.00%
Tangible capital
     (to Tangible Assets)              $23,872      15.4%      $2,319                1.50%                 N/A
Tier 1 Capital
     (to Risk Weighted Assets)         $23,872      48.8%                  N/A                  $2,934             6.00%



As of March 31, 1998:
Total capital
     (to Risk Weighted Assets)         $25,529      53.9%      $3,789                8.00%      $4,736            10.00%
Core capital
     (to Adjusted Tangible Assets)     $24,980      16.9%      $5,925                4.00%      $7,407             5.00%
Tangible capital
     (to Tangible Assets)              $24,980      16.9%      $2,222                1.50%                 N/A
Tier 1 Capital
     (to Risk Weighted Assets)         $24,980      52.8%                  N/A                  $2,841             6.00%


                (Dollar amounts in thousands, except share data)


NOTE 11 - BENEFIT PLANS

Pension Plan and  Supplemental  Executive  Retirement  and Directors  Retirement
Plans

The following table sets forth the defined benefit pension plan's and Supplemental Executive Retirement and Directors Retirement Plans' change in benefit obligation and change in fair value of the plans' assets and the plans' funded status for the years ended December 31, 1998 and 1997.

                                                    Pension Benefits     SERP/DRP Benefits
                                                     1998       1997       1998       1997
                                                   -------    -------    -------    -------
Change in benefit obligation:
Benefit obligation at beginning of year            $ 1,177    $   972    $   952    $   917
Service cost                                            93         81         45         45
Interest cost                                           77         63         62         59
Actuarial (gain)/loss                                  195         95        375        (69)
Benefits paid                                         --          (34)      --         --
                                                   -------    -------    -------    -------
Benefit obligation at end of year                    1,542      1,177      1,434        952
                                                   -------    -------    -------    -------

Change in plan assets:
Fair value of plan assets at beginning of year         650        488       --         --
Actual return on plan assets                            39         44       --         --
Employer contribution                                  163        152       --         --
Benefits paid                                         --          (34)      --         --
                                                   -------    -------    -------    -------
Fair value of plan assets at end of year               852        650       --         --
                                                   -------    -------    -------    -------

Funded status                                         (690)      (527)    (1,434)      (952)
Unrecognized transition obligation                     155        168        368        425
Unrecognized actuarial (gain)/loss                     467        275        222       (160)
Unrecognized prior period service cost                 121        130         68         77
Intangible asset                                      --         --         (265)      (299)
                                                   -------    -------    -------    -------
Net amount recognized                              $    53    $    46    $(1,041)   $  (909)
                                                   =======    =======    =======    =======

Amounts recognized in the statement of financial
condition consist of:
Prepaid benefit cost                               $    53    $    46    $  --      $  --
Accrued benefit liability                             --         --         (776)      (610)
Minimum liability                                     --         --         (265)      (299)
                                                   -------    -------    -------    -------
Net amount recognized                              $    53    $    46    $(1,041)   $  (909)
                                                   =======    =======    =======    =======

Pension costs consist of the following components for the years ended March 31, 1999 and 1998:

Components of net periodic benefit cost:             Pension Benefits        SERP/DRP Benefits
                                                      1999      1998          1999         1998
                                                     -----     -----          -----       -----

Service cost                                         $  93     $  81         $  45         $  50
Interest cost                                           77        63            62            67
Expected return on plan assets                         (46)      (36)         --            --
Amortization of unrecognized transition obligation      13        13            57            57
Amortization of prior service cost                       9         9             9             9
Recognized actuarial (gain)/loss                         9         6            (8)         --
                                                     -----     -----         -----         -----
Net periodic benefit cost                            $ 155     $ 136         $ 165         $ 183
                                                     =====     =====         =====         =====

Weighted average assumptions as of December 31:
Discount rate                                         6.50%     6.50%         6.50%         6.50%
Expected return on plan assets                        6.50%     6.50%          N/A           N/A
Rate of compensation increase                         5.00%     5.00%      3.50%/5.00%    3.50%/5.00%


                (Dollar amounts in thousands, except share data)




Employee Stock Ownership Plan ("ESOP")

The Company has an ESOP which covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The ESOP originally borrowed $828 from an independent third party lender to fund the purchase of 8.0% of the shares the Company sold in the minority stock offering. In December 1998, after the Reorganization was accomplished, the Bank refinanced the remaining ESOP loan balance of approximately $501 with the Company. Unreleased ESOP shares collateralize the loan payable to the Company. The ESOP loan bears a rate of 7.75% with a remaining contractual maturity of 8 years. It is anticipated, however, that due to additional principal payments, this loan may be repaid as early as the year 2003. The ESOP's sources of repayment of the loan shall include dividends on both allocated and unallocated stock held by the ESOP and discretionary cash contributions from the Bank to the ESOP.

Shares are released and allocated to the participants on the basis of a compensation formula. Compensation expense for the years ended March 31, 1999 and 1998 was approximately $237 and $357, respectively. As shares are released from collateral, the Company reports compensation expense based upon the amounts released or committed to be released each year and the shares become outstanding for earnings per share computations.

The following table presents the components of the ESOP shares at March 31, 1999 and 1998:

                                                        1999             1998
                                                        ----             ----

              Allocated shares                           49,065           24,315
              Shares committed to be released             6,375            6,105
              Unallocated shares                         68,760           93,780
                                                        -------          -------
                 Total ESOP shares                      124,200          124,200
                                                        =======          =======

              Fair value of ESOP shares                $993,600       $1,614,600
                                                        =======        =========



Stock Based Compensation Plans

The Company has two stock-based compensation plans which are described herein. The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting For Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans.

Stock Awards

On April 16, 1998, shareholders approved the Company's "1998 Restricted Stock Plan" (the "Restricted Stock Plan"). Under this plan, up to 4% of the Company's outstanding shares or 62,100 shares could be awarded to directors, officers, or key employees. Generally, between twenty and thirty-three percent of such awards were earned and non-forfeitable as of the date of the grant and twenty and thirty-three percent are earned annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year. The value of the stock on the award date was $12.40 which was equal to the market price of the stock on the date of purchase. Compensation expense recorded in the consolidated financial statements under this plan for fiscal 1999 was $378,000. The unearned compensation expense as of March 31, 1999 is $392,000.

Stock Options

On April 16, 1998, shareholders also approved the Company's "1998 Stock Option Plan" (the "Stock Option Plan"). The Stock Option Plan provides for authorizing the issuance of an additional 155,250 shares of common stock. The Board awarded options of 155,246 to officers, directors, and key employees. The exercise price on the date of the award was $13.58 (reflective of the three-for-two stock exchange). However, due to a significant fluctuation in the general market conditions of the Company and similar financial institutions, the original awards were canceled and reissued on October 8, 1998, at the exercise price equal to the fair market value ($6.83) on that date (this price is also reflective of the three-for-two stock exchange). Options were first

                (Dollar amounts in thousands, except share data)


exercisable at a rate of 50% on the date of the grant and 50% one year later. Options remain exercisable for up to ten years from their date of grant. Because the Company accounts for this stock option plan using APB Opinion 25, no compensation expense has been recorded in the financial statements for this plan. Had compensation cost for this stock option plan been determined based on the fair value at the grant date consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                  March 31, 1999
                                                  --------------
Net Income
   As reported...........................              $ 727
   Pro forma.............................              $ 562
Basic earnings per share
   As reported...........................              $ .22
   Pro forma.............................              $ .17
Diluted earnings per share
   As reported...........................              $ .22
   Pro forma.............................              $ .17



The fair value for the options described above was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999: risk-free interest rate of 5.01%, dividend yield of 4.44%, volatility factors of the expected market price of the Company's common stock of 30% and an average life of the options of 5 years. The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the effect of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income for future years.


A summary of the status of the Company's stock option plan as of March 31, 1999 and changes during the year is presented below:

                                                                                             March 31, 1999
                                                                                             --------------

                                                                                                        Weighted Average
                                                                                                         Exercise Price
                                                                                 Options                   On Options
                                                                                 -------                   ----------
Outstanding at the beginning of the year................................            --                          --

Granted.................................................................         155,246                     $ 13.58
Canceled................................................................        (155,246)                     (13.58)
Reissued................................................................         155,246                      $ 6.83
Exercised...............................................................            --                          --
Forfeited...............................................................            --                          --
                                                                                    --                          --
Outstanding at year end.................................................         155,246                      $ 6.83
Options exercisable at year end.........................................          77,619                      $ 6.83
Weighted average fair value of options granted during the year..........           $1.42


                (Dollar amounts in thousands, except share data)


The following table summarizes the characteristics of stock options outstanding at March 31, 1999:


             Options Outstanding                   Options Exercisable
             -------------------                   -------------------

Exercise      Remaining       Contractual        Exercise        Number
Price         Outstanding        Life             Price          Exercisable
-----         -----------        ----             -----          -----------

$6.83           155,246        9.5 years          $6.83            77,619




NOTE 12 - CONCENTRATION OF CREDIT RISK

The Company conducts its business through three offices located in the Pittsburgh and Washington areas of Pennsylvania. As of March 31, 1999 and 1998, the majority of the Company's mortgage loan portfolio was secured by properties located in this geographical area. The Company utilizes established loan underwriting procedures which generally require the taking of collateral to secure loans. Given its underwriting and collateral requirements, the Company does not believe it has significant concentrations of credit risk to any one group of borrowers.

NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be sustained by comparison of independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Management has made estimates of fair value that it believes to be reasonable considering expected prepayment rates, rates offered in the geographic areas in which the Company competes, credit risk and liquidity risk. However, because there is no active market for many of these financial instruments, management has no basis to verify whether the resulting fair value estimates would be indicative of the value negotiated in an actual sale.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the financial statements for cash and various interest-bearing deposits approximates those assets' fair values.

Investment and mortgage-backed securities: Fair values for investment and mortgage-backed securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. See Note 2 of the consolidated financial statements for a detailed breakdown of these securities.

Loans receivable: The fair values for one- to four-family residential loans are estimated using discounted cash flow analyses using yields from similar products in the secondary markets. The carrying amount of construction loans approximates its fair value given their short-term nature. The fair values of consumer and commercial loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases and the Company's own product pricing schedule for loans with terms similar to the Company's. The fair values of multi-family and nonresidential mortgages are estimated using discounted cash flow analyses, using interest rates based on a national survey of similar loans. The carrying amount of accrued interest approximate its fair value.

                (Dollar amounts in thousands, except share data)


Savings deposits: The fair values disclosed for demand deposits (e.g., passbook savings accounts) are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values of certificates of deposits are estimated using a discounted cash flow calculation that applies a comparable Federal Home Loan Bank advance rate to the aggregated weighted average maturity on time deposits.

Federal Home Loan Bank (FHLB) advances, bonds payable, and other borrowings: The estimated fair value of the FHLB advances and other borrowings were determined using a discounted cash flow analysis based on current FHLB of Pittsburgh advance rates for advances with similar maturities. The estimated fair value for the bonds payable was based on a dealer quote.

Off-balance sheet instruments: Fair values for the Company's off-balance sheet instruments (e.g., lending commitments) are based on their carrying value, taking into account the remaining terms and conditions of the agreements.

The following table includes financial instruments as defined by SFAS No. 107, whose estimated fair value is not represented by the carrying value as reported on the Company's financial statements.

                                March 31, 1999               March 31, 1998
                             -------------------------  ------------------------

                              Carrying      Estimated     Carrying  Estimated
                                Value       Fair Value     Value    Fair Value
                                -----       ----------     -----    ----------

Loans receivable             $ 65,309         $ 65,193  $ 67,884      $ 68,724
Savings deposits               76,917           76,895    77,226        77,231
FHLB advances                  49,300           49,895    41,300        41,246
Bonds payable                   1,299            1,318     1,618         1,654
Other borrowings             $     --         $     --  $    666      $    721



NOTE 14 - CONTINGENCIES

The Company is subject to asserted and unasserted claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 15 - REORGANIZATION

Effective October 29, 1998, the Mutual Holding Company and the Bank reorganized into a two-tier company structure. The reorganization included the formation of Skibo Financial Corp. (the "Company"), a federally chartered stock holding company. The outstanding shares of common stock of the Bank were exchanged, on a three-for-two basis, for shares of common stock, par value $.10 per share, of the Company. The reorganization had no impact on the operations of the Bank or the Mutual Holding Company. The Bank has continued its operations at the same locations, with the same management, and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the reorganization.

                (Dollar amounts in thousands, except share data)






      NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                        Three Months Ended
                                                                --------------------------------------------------------------------
                                                                 June 30         September 30         December 31          March 31
                                                                 =======         ------------         -----------          --------
    Fiscal 1999
       Interest income........................................    $2,477               $2,368              $2,401            $2,445
       Interest expense.......................................     1,508                1,426               1,462             1,484
       Net interest income before provision for
           loan losses........................................       969                  942                 939               961
       Provision for loan losses..............................         3                   12                   5                 5
       Noninterest income.....................................        21                   26                  17                22
       Noninterest expense....................................       831                  525                 731               602
       Income before income taxes.............................       156                  431                 220               376
       Provision for income taxes.............................        60                  180                  95               121

       Net income.............................................    $   96               $  251              $  125            $  255
                                                                   =====                =====               =====             =====
       Basic earnings per share(1).............................   $ . 03               $  .07              $  .04            $  .08
                                                                  ======               ======               =====             =====
       Diluted earnings per share(1)............................  $  .03               $  .07              $  .04            $  .08
                                                                  ======               ======               =====             =====

    Fiscal 1998
       Interest income........................................    $2,592               $2,533              $2,507            $2,499
       Interest expense.......................................     1,550                1,559               1,537             1,521
       Net interest income before provision for loan
           losses.............................................     1,042                  974                 970               978
       Provision for loan losses..............................        15                   15                  15                15
       Noninterest income.....................................        19                  135                  74               101
       Noninterest expense....................................       594                  564                 769               589
       Income before income taxes.............................       452                  530                 260               475
       Provision for income taxes.............................       213                  210                 133               192

       Net income.............................................    $  239               $  320              $  127            $  283
                                                                  ======                =====               =====             =====
       Basic earnings per share(1)............................    $  .07               $  .09              $  .04            $  .09
                                                                  ======                =====               =====             =====
       Diluted earnings per share(1)..........................    $  .07               $  .09              $  .04            $  .09
                                                                  ======                =====               =====             =====


(1) Quarterly earnings per share may vary from annual earnings per share due to rounding.

                (Dollar amounts in thousands, except share data)


NOTE 17 - SKIBO FINANCIAL CORP. FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Following is the condensed statement of financial condition as of March 31, 1999 and the condensed statements of income and cash flows for the period from October 29, 1998 to March 31, 1999.



                   CONDENSED STATEMENT OF FINANCIAL CONDITION


                                                                     March 31,
                                                                        1999
                                                                        ----
     Assets
Interest-earning deposits with subsidiary bank                       $   380
Investment in subsidiary bank                                         23,872
Loans receivable                                                       1,006
Accrued interest receivable and other assets                              62
                                                                      ------
     Total assets                                                    $25,320

     Liabilities and Stockholders' Equity
Other liabilities                                                    $   125
Stockholders' equity                                                  25,195
                                                                      ------
     Total liabilities and stockholders' equity                      $25,320





                          CONDENSED STATEMENT OF INCOME

                                                                    Period ended
                                                                       March 31,
                                                                         1999
                                                                         ----
     Income
Interest income                                                        $  26
Dividend income                                                          529
Equity in undistributed net income of subsidiary                         189
                                                                         ---
     Total Income                                                        744

     Operating Expenses
Other operating expenses                                                  10
     Total operating expenses                                             10

Income before income taxes                                               734
Provision for income taxes                                                 7

     Net income                                                        $ 727
                                                                         ===

                (Dollar amounts in thousands, except share data)



                        CONDENSED STATEMENT OF CASH FLOWS




                                                       Period ended
                                                         March 31,
                                                           1999
                                                           ----
Operating activities:
     Net income                                           $ 727
      Adjustments  to  reconcile  net  income  to  cash
      provided  by  operating activities:
        Equity in undistributed earnings of subsidiary     (189)
        Increase in accrued interest receivable             (10)
        Increase in prepaid expenses                        (33)
        Increase in accrued income tax payable                7
        Other                                               (10)
                                                          -----
           Net cash provided by operating activities        492
                                                          -----

Investing activities:
     Loans originated                                      (518)
     Principal repayments on loans                           13
                                                          -----
           Net cash used in investing activities           (505)
                                                          -----

Financing:
     Cash dividends paid                                   (105)
     Refinancing of ESOP loan                              (501)
     Capital contribution from Bank                         999
                                                          -----
           Net cash provided by financing activities        393
                                                          -----

Net increase in cash and cash equivalents                   380
Cash and cash equivalents, beginning of period             --
                                                          -----
Cash and cash equivalents, end of period                  $ 380
                                                          =====

Stock Market Information

Skibo Financial Corp.'s common stock is currently traded on the Nasdaq SmallCap Market under the trading symbol of "SKBO." The number of stockholders of record of common stock as of March 31, 1999 was approximately 341. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 31, 1999, the Company had 3,444,746 shares outstanding. The following table illustrates Skibo Financial Corp's. high and low closing stock price on the Nasdaq SmallCap market and the cash dividend per share paid during fiscal 1999 and 1998:(1)

                   March 31, 1999                                            March 31, 1998
     ---------------------------------------------               ---------------------------------------
     Quarter       High     Low      Cash Dividend               Quarter     High      Low        Cash
     -------       ----     ---      -------------               -------     ----      ---        ----
                                                                                                Dividend
       QI         14        13          $0.05                      QI        9 7/8     7 2/3     $0.05
       QII        12 2/3     7 1/4      $0.05                      QII       9 2/3     9 1/8     $0.05
       QIII       12 1/2     7 5/8      $0.05                      QIII     13 1/4    11 3/4     $0.075
       QIV         8 1/2     6          $0.05                      QIV      13 1/3    12 1/3     $0.075


(1) The three-for-two stock exchange was completed on October 29, l998. All prior period stock prices and cash dividends have been restated to reflect the exchange. The Mutual Holding Company currently waives the receipt of dividends.

The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Company's Reorganization from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS").

The Company has paid a regular quarterly cash dividend of $0.075 since becoming a public company on April 4, 1997. In accordance with current OTS policy, Skibo Bancshares, M.H.C. waived the receipt of dividends on its 1,897,500 shares for each cash dividend declared during the year. There can be no assurance that the OTS will permit future waivers.

                              SKIBO FINANCIAL CORP.
                                OFFICE LOCATIONS

                                   Main Office
                              242 East Main Street
                          Carnegie, Pennsylvania 15106
                                 (412) 276-2424

                                 Branch Offices

          Kennedy Center Office                     Washington Office
         1811 McKees Rocks Road                  1265 West Chestnut Street
     McKees Rocks, Pennsylvania 15136          Washington, Pennsylvania 15301

--------------------------------------------------------------------------------

Board of Directors                                     Executive Officers
John C. Burne, Chairman                                Walter G. Kelly
Layne W. Craig                                          President and Chief Executive Officer
Walter G. Kelly                                        Carol A. Gilbert
John T. Mendenhall, Jr.                                Chief Financial and Operating
Alexander J. Senules                                    Officer and Treasurer
                                                       Alexander J. Senules
                                                        Vice President and Secretary

Corporate Counsel:                                     Independent Auditors:
Davis Reilly Professional Corporation                  KPMG LLP
Eleventh Floor, Frick Building                         One Mellon Bank Center
437 Grant Street                                       Suite 2500
Pittsburgh, Pennsylvania 15219-6101                    Pittsburgh, Pennsylvania 15219

Special Counsel:                                       Transfer Agent and Registrar:
Malizia, Spidi, Sloane & Fisch, P.C.                   Registrar and Transfer Company
One Franklin Square                                    10 Commerce Drive
1301 K Street, N.W., Suite 700 East                    Cranford, New Jersey 07016-3572
Washington, D.C.  20005                                (800) 456-0596

--------------------------------------------------------------------------------
The Company's Annual Report for the Year Ended March 31, 1999 filed with the Securities and Exchange Commission on Form 10-KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Secretary of the Company at 242 East Main Street, Carnegie, Pennsylvania 15106. Copies of any exhibits to the Form 10-KSB are available at cost.

The Annual Meeting of Stockholders will be held on July 22, 1999 at 9.00 a.m. at Southpointe Golf Club, 360 Southpointe Boulevard, Canonsburg, PA 15317.