Form 10KSB, Exhibit 13
period 2000-03-31
SKIBO FINANCIAL CORP
filed 2000-06-08
CIK 1072685

EXHIBIT 13

                  Annual Report to Stockholders for Fiscal Year
                              Ended March 31, 2000

                              SKIBO FINANCIAL CORP.
                  THE HOLDING COMPANY OF FIRST CARNEGIE DEPOSIT


                               2000 ANNUAL REPORT

--------------------------------------------------------------------------------

                              SKIBO FINANCIAL CORP.
                               2000 ANNUAL REPORT

--------------------------------------------------------------------------------

TABLE OF CONTENTS


--------------------------------------------------------------------------------


Letter to Stockholders..................................................... 1

Selected Financial and Other Data.......................................... 2

Corporate Profile and Related Information.................................. 3

Average Balance Sheet, Interest Rates, and Yield........................... 4

Rate/Volume Analysis ...................................................... 5

Management's Discussion and Analysis of
  Financial Condition and Results of Operations............................ 6

Independent Auditors' Report...............................................12

Consolidated Statements of Financial Condition.............................13

Consolidated Statements of Income and Comprehensive Income.................14

Consolidated Statements of Stockholders' Equity............................15

Consolidated Statements of Cash Flows......................................16

Notes to Consolidated Financial Statements.................................17

Stock Market Information...................................................38

Office Locations and Other Corporate Information...........................39

                              SKIBO FINANCIAL CORP.


To Our Stockholders:

The years 1999 and 2000 have been tumultuous years in all the major stock markets. Bank stocks in general, and especially the SmallCap Nasdaq banking sector, have been dramatically affected. Despite the turbulence, Skibo Financial Corp. and its wholly owned subsidiary, First Carnegie Deposit, have posted their best earnings in more than five years. The Company's net income for fiscal 2000 increased $377,000 or 51.9% to $1,104,000, as compared to $727,000 for the prior fiscal year. During fiscal 2000, diluted earnings per share increased 50.0% to $.33 per diluted share from $.22 per diluted share in fiscal 1999. These strong earnings, despite an inverted yield curve, are primarily due to a 19 basis point increase in the net interest rate spread. The spread was mainly impacted by a 22 basis point decrease in the average rate paid on average deposits, primarily due to long term certificates of deposit maturing and renewing at lower rates of interest, and a 66.8% decrease in interest expense on bonds payable and other borrowings, resulting from their elimination. Several other factors influenced the increase in net income, such as: lower loan loss reserves, due to the high quality of our loan portfolio and a reduction in both compensation and employee benefits expense and the costs of professional services rendered.

Predatory deposit pricing strategies by several area institutions and a strong stock market (other than financial stocks) attributed to an almost 2% decline in deposits, making it difficult to increase our loan and securities portfolios. We, however, remain committed to investing in our local communities. We will continue to originate and purchase loans, including loans to low and moderate income borrowers, in the communities we serve. During fiscal 2000, the Company purchased and originated $4.2 million in loans; however, borrowers utilized the lower interest rates available, which ultimately increased the prepayment speed of our loan portfolio. Loan repayments totaled $13.1 million, causing a decrease in net loans receivable of $8.9 million. In light of the aforementioned inverted yield curve, management believes at this time, it is more prudent and profitable to repay advances (these advances are priced at the short end of the yield curve) rather than make long term fixed rate loans at less than acceptable spreads.

In its long term commitment to increase profitability and stockholder value, the Board of Directors, on May 14, 1999, adopted a stock repurchase program to repurchase up to 10% of the Company's outstanding shares of common stock held by persons other than Skibo Bancshares, M.H.C. ("MHC"), its mutual holding company. The 155,248 share repurchase was completed on February 15, 2000 at an average cost of $6.68 per share. On April 18, 2000, the Board of Directors adopted a second stock repurchase program to repurchase up to an additional l0% of the Company's outstanding shares, excluding MHC shares, and began repurchasing shares on April 24, 2000.

The Board of Directors, Officers and Employees of Skibo Financial Corp. would like to thank you for your continued commitment to the Company, and we pledge to concentrate our efforts toward increasing stockholder value in the years to come.

Sincerely,


/s/ Walter G. Kelly
-------------------------------------
Walter G. Kelly
President and Chief Executive Officer

                              SKIBO FINANCIAL CORP.
                        SELECTED FINANCIAL AND OTHER DATA

Selected Financial Condition Data (In thousands)
-------------------------------------------------------------------------------------------------------------------------------
At March 31,                                          2000             1999            1998             1997              1996
===============================================================================================================================
Total assets.................................     $ 152,632        $ 155,056       $ 148,132        $ 162,525         $ 117,814
Loans receivable, net........................        56,504           65,309          67,884           61,625            43,846
Mortgage-backed securities...................        59,181           54,365          54,315           53,939            53,796
Investment securities........................        26,696           25,087          15,777           17,532            13,714
Cash and cash equivalents....................         1,726            2,499           3,271           22,701             1,697
Deposits.....................................        75,583           76,917          77,226           87,802            81,615
Stock subscriptions (1)......................            --               --              --           13,606                --
FHLB advances................................        49,000           49,300          41,300           41,933            16,828
Bonds payable................................            --            1,299           1,618            2,066             2,612
Stockholders'/members' equity (1)............     $  25,143        $  25,130       $  24,980        $  15,008         $  14,686
===============================================================================================================================

Selected Operating Data (In thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                  2000             1999            1998             1997              1996
-------------------------------------------------------------------------------------------------------------------------------
Interest income..............................     $  10,085        $   9,691       $  10,131         $  9,219         $   8,510
Interest expense.............................         5,951            5,880           6,167            5,942             5,353
                                                     ------            -----           -----            -----             -----
Net interest income..........................         4,134            3,811           3,964            3,277             3,157
Provision for loan losses....................          (150)              25              60              120               131
                                                     ------           ------          ------            -----            ------
Net interest income after provision
     for loan losses.........................         4,284            3,786           3,904            3,157             3,026
                                                     ------            -----           -----            -----             -----
Total other income...........................            96               86             329              129               474
Total other expenses.........................         2,566            2,689           2,516            2,751 (2)         2,021
                                                    -------           ------           -----            -----             -----
Income before income taxes...................         1,814            1,183           1,717              535             1,479
Provision for income taxes...................           710              456             748              212               432
                                                     ------          -------         -------           ------          --------
Net income...................................     $   1,104         $    727        $    969          $   323         $   1,047
                                                     ======          =======         =======            =====             =====
Basic earnings per share (1), (3)............     $    0.33         $   0.22        $  0 .29              N/A               N/A
Diluted earnings per share (1), (3)..........     $    0.33         $   0.22        $  0 .29              N/A               N/A
=================================================================================================================================

Selected Financial Ratios and Other Data
-------------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                   2000             1999            1998             1997           1996
---------------------------------------------------------------------------------------------------------------------------------
Return on average assets.....................           .71%             .49%            .66%             .23% (2)         .86%
Return on average equity.....................          4.36             2.94            3.95             2.18  (2)        7.38
Average equity to average assets.............         16.35            16.60           16.64            10.77            11.70
Stockholders'/members' equity to assets at
     period end .............................         16.47            16.21           16.86             9.23            12.47
Net interest rate spread.....................          2.06             1.87            1.96             1.97             2.15
Net yield on average interest-earning assets.          2.78             2.66            2.79             2.46             2.69
Non-performing assets to total assets........           .03              .53             .77              .51              .74
Loan loss allowance to total loans (net).....           .75              .88             .81              .67              .66
Non-performing loans to total loans (net)....           .08             1.25            1.66             1.32             1.59
Dividend payout ratio........................         90.91           113.64           68.97              N/A              N/A
=================================================================================================================================

----------------------
1 On April 4, 1997, First Carnegie Deposit ("Bank") completed its mutual holding company reorganization and minority stock issuance. Therefore all numbers prior to 1998 are those of the Bank in mutual form.
2 Includes a one-time special assessment of $511,000 to recapitalize the Savings Association Insurance Fund.
3 On October 29, l998, a mid-tier stock holding company ("Company") was formed and stock was exchanged on a three-for-two basis. All prior per share numbers have been restated.

                              SKIBO FINANCIAL CORP.



                    Corporate Profile and Related Information



First Carnegie Deposit ("Bank") was originally chartered in 1924 as Fidelity Building and Loan. In January 1939, the Bank's name changed to First Federal Savings and Loan Association of Carnegie. The name was again changed on December 17, 1996 to First Carnegie Deposit. On April 4, 1997, the Bank reorganized from a mutual savings bank into a federal mutual holding company structure, whereby the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter and formed Skibo Bancshares, M.H.C., a federally chartered mutual holding company.

A reorganization into a two-tier holding company structure was accomplished on October 29, l998 ("Reorganization"). In the Reorganization, the Bank, the prior reporting company, became a wholly- owned subsidiary of Skibo Financial Corp. ("Company"), a newly formed stock corporation which is majority owned by the Mutual Holding Company. In the Reorganization, outstanding shares of the Bank Common Stock were converted on a three-for-two basis into shares of the common stock, par value $.10 per share, of the Company ("Company Common Stock"), and the holders of Bank Common Stock became the holders of all the outstanding shares of Company Common Stock. The Reorganization had no impact on the operations of the Bank or the Mutual Holding Company. The Bank has continued its operations at the same locations, with the same management and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the Reorganization.

All references in this document to the Company include activities of both Skibo Financial Corp. and First Carnegie Deposit on a consolidated basis unless the context requires otherwise.

The Bank is a community oriented savings association providing mortgage loans and consumer loans. The Company is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to purchase and originate one- to four-family mortgage loans and farm loans and to invest in mortgage-backed and other securities, Small Business Administration ("SBA") and other government agency guaranteed commercial and consumer loans. Because the Company faces strong competition in originating traditional residential mortgage loans, the Company purchases loans including one- to four-family (conventional and government guaranteed), SBA and other government agency guaranteed loans, and commercial real estate loans, including farms.

The principal sources of funds for the Company's lending and investing activities are deposits, the repayment and maturity of loans, the maturity and call of securities, and Federal Home Loan Bank ("FHLB") advances. The principal source of income is interest on loans and mortgage-backed and investment securities and the principal expense is interest paid on deposits and FHLB advances.

The Company's and Bank's executive offices are located at 242 East Main Street, Carnegie, Pennsylvania 15106. The telephone and facsimile number is (412) 276-2424.

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

                                                                            For the Years Ended March 31,
                                             ---------------------------------------------------------------------------------------
                                                                   2000                                       1999
                                             --------------------------------------------  -----------------------------------------
                                                  Average                         Average        Average                    Average
                                                  Balance        Interest      Yield/Cost        Balance     Interest    Yield/Cost
                                                  -------        --------      ----------        -------     --------    ----------
                                                                 (Actual)                                    (Actual)
                                                                                   (Dollars in Thousands)
Interest-earning assets:
     Loans receivable (1)..................  $     59,521     $     4,316            7.25%   $    65,591   $    4,651          7.09%
     Mortgage-backed securities............        57,689           3,733            6.47         52,014        3,437          6.61
     Investment securities.................        26,006           1,717            6.60         19,611        1,258          6.41
     Other interest-earning assets (2).....         5,423             319            5.88          6,156          345          5.60
                                              -----------     -----------                    -----------    ---------
            Total interest-earning assets..       148,639          10,085            6.78        143,372        9,691          6.76
                                                              -----------                                   ---------
Noninterest-earning assets.................         6,064                                          5,616
                                              -----------                                    -----------
           Total assets....................  $    154,703                                   $    148,988
                                              ===========                                    ===========
Interest-bearing liabilities:
     Deposit accounts:
           NOW accounts . .................  $      3,959              50            1.26   $      3,609           48          1.33
           Passbook accounts...............        16,986             454            2.67         17,073          454          2.66
           Money market deposit accounts...         3,567              86            2.41          4,011           96          2.39
           Certificates of deposit.........        50,693           2,678            5.28         50,799        2,850          5.61
     Escrow................................           133               1             .75            164            2          1.22
     FHLB advances.........................        50,179           2,619            5.22         42,758        2,240          5.24
     Bonds payable & other borrowings......           541              63           11.65          1,947          190          9.76
                                             ---------------   ----------                    -----------    ---------
           Total interest-bearing liabilities     126,058           5,951            4.72        120,361        5,880          4.89
                                                               ----------                                   ---------
Noninterest-bearing liabilities............         3,346                                          3,896
                                              -----------                                    -----------
           Total liabilities...............       129,404                                        124,257
Stockholders' equity.......................        25,299                                         24,731
                                              -----------                                    -----------
           Total liabilities and
             stockholders' equity            $    154,703                                   $    148,988
                                              ===========                                    ===========
Net interest income........................                   $     4,134                                  $    3,811
                                                               ==========                                   =========
Interest rate spread (3)...................                                          2.06%                                     1.87%
                                                                                   ======                                    ======
Net yield on interest-earning assets (4)...                                          2.78%                                     2.66%
                                                                                   ======                                    ======
Ratio of average interest-earning assets
       to average interest-bearing liabilities                                     117.91%                                   119.12%
                                                                                   ======                                    ======

-------------
1 Non-accrual loans have been included in the average balance of loans; unpaid interest on non-accrual loans has not been included for purposes of determining interest income
2 Includes interest-bearing deposits in other financial institutions and Federal Home Loan Bank ("FHLB") stock.
3 Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
4 Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

                                                  Year Ended March 31,                Year Ended March 31,
                                        ------------------------------------  -----------------------------------
                                                    2000 vs. 1999                        1999 vs. 1998
                                        ------------------------------------  -----------------------------------
                                                  Increase (Decrease)                  Increase (Decrease)
                                                       Due to                               Due to
                                        ------------------------------------  -----------------------------------
                                                              Rate/                              Rate/
                                           Volume    Rate    Volume   Net     Volume     Rate    Volume     Net
                                           ------   ------   ------   -----   ------    ------   ------    -----
                                                                  (Dollars in Thousands)
Interest-earning assets:
  Loans receivable .....................   $(430)   $ 105    $ (10)   $(335)   $ 248    $(214)   $ (11)   $  23
  Mortgage-backed securities ...........     375      (71)      (8)     296     (380)    (164)      16     (528)
  Investment securities ................     410       37       12      459      179     (121)     (18)      40
  Other interest-earning assets ........     (41)      17       (2)     (26)      47      (19)      (3)      25
                                           -----    -----    -----    -----    -----    -----    -----    -----
      Total interest-earning assets ....     314       88       (8)     394       94     (518)     (16)    (440)
                                           -----    -----    -----    -----    -----    -----    -----    -----

Interest-bearing liabilities:
  NOW accounts .........................       4       (2)      --        2        4       (6)      (1)      (3)
  Passbook accounts ....................      (2)       2       --       --       (4)      (6)      --      (10)
  Money market deposit accounts ........     (11)       1       --      (10)       1       --       --        1
  Certificates of deposit ..............      (6)    (166)      --     (172)     (57)     (55)       1     (111)
  Escrow ...............................      --       (1)      --       (1)      --       --       --       --
  FHLB advances ........................     389       (8)      (2)     379      145     (232)     (14)    (101)
  Bonds payable & other borrowings .....    (137)      37      (27)    (127)     (69)       8       (2)     (63)
                                           -----    -----    -----    -----    -----    -----    -----    -----
      Total interest-bearing liabilities     237     (137)     (29)      71       20     (291)     (16)    (287)
                                           -----    -----    -----    -----    -----    -----    -----    -----

Net interest income ....................   $  77    $ 225    $  21    $ 323    $  74    $(227)   $  --    $(153)
                                           =====    =====    =====    =====    =====    =====    =====    =====


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

Changes in Financial Condition

The Company's total assets of $152,632,000 at March 31, 2000 are reflective of a decrease of $2,424,000 or 1.6%, as compared to $155,056,000 at March 31, 1999.
The decrease in total assets was primarily due to decreases in cash, loans receivable, and accrued interest receivable, partially offset by increases in investment and mortgage-backed securities, prepaid expenses and interest-bearing deposits at other financial institutions.

The decrease in the Company's liabilities was primarily due to decreases in deposits, bonds payable, and FHLB advances, partially offset by increases in accrued expenses and other liabilities. Changes in the components of assets, liabilities and equity are discussed herein.

The Company's non-performing loans and assets at March 31, 2000, totaled $48,000, as compared to $818,000 at March 31, 1999, respectively.

Loans Receivable, net. Net loans receivable at March 31, 2000 totaled $56,504,000, a decrease of $8,805,000 or 13.5%, as compared to $65,309,000 at
March 31, 1999. The decrease was primarily due to principal repayments of $13.1 million, partially offset by purchases of $2.4 million of one- to four-family fixed rate mortgages (of which $804,000 were FHA/VA insured), $142,000 GNMA insured multi-family project loans, $420,000 of commercial loans (of which $174,000 are government guaranteed and/or insured), $573,000 of commercial non-mortgage loans (all of which are government guaranteed and/or insured) and the origination of $304,000 one- to four-family and $32,000 commercial fixed rate mortgages, and $256,000 consumer non-mortgage loans.

Mortgage-backed Securities. Mortgage-backed securities were $59,181,000 at March 31, 2000, an increase of $4,816,000 or 8.9%, as compared to $54,365,000 at March
31, 1999. The increase was due to purchases of $18.4 million of securities, partially offset by principal repayments and maturities, as many of the underlying loans refinanced in the low interest rate environment.

Investment Securities. Investment securities totaled $26,696,000 at March 31, 2000, an increase of $1,609,000 or 6.4%, as compared to $25,087,000 at March 31,
1999. This was primarily a result of purchases of U.S. Agency securities comprised of bonds, debentures and REMICs.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits, totaled $1,726,000, a decrease of $773,000 or 30.9% from the prior fiscal year. This decrease was due to decreases in cash and noninterest-bearing deposits at other financial institutions.

Deposits. Total deposits, after interest credited, decreased by $1,334,000 or 1.7% to $75,583,000 at March 31, 2000, as compared to $76,917,000 at March 31,
1999. The decrease was primarily due to decreases in passbook savings, certificates of deposit and money market accounts, partially offset by an increase in checking accounts.

FHLB Advances. FHLB advances, at March 31, 2000, totaled $49,000,000, a decrease of $300,000 or 0.6%, as compared to $49,300,000 at March 31, 1999. The Company uses FHLB advances as a supplement to deposits to fund its purchase of loans and investments.

Stockholders' Equity. The Company's stockholders' equity totaled $25,143,000 at March 31, 2000, as compared to $25,130,000 at March 31, 1999. The increase of $13,000 or .1% was due to earnings for the fiscal year ended March 31, 2000, partially offset by the purchase of 155,248 shares of treasury stock at an average cost of $6.68 per share. The Company has announced its intention to purchase up to an additional 10% of the shares of common stock held by persons other than Skibo Bancshares, Mutual Holding Company. Any future purchases will decrease stockholders' equity.


Comparison of Operating Results for the Years Ended March 31, 2000 and 1999

Net Income. The Company recorded net income of $1,104,000 for the year ended March 31, 2000, as compared to net income of $727,000 for the year ended March 31, 1999. Changes in the components of income and expense are discussed herein.

Net Interest Income. Net interest income increased $323,000 or 8.5% for the year ended March 31, 2000, as compared to the prior fiscal year due to an increase of $5.3 million or 3.7% in the average balance of interest-earning assets and a 2 basis point increase in the average yield earned thereon. The average balance of interest-bearing liabilities increased by $5.7 million or 4.7%, offset somewhat by a 17 basis point decrease in the average rate paid thereon.

The net yield on average interest earning assets, which represents net interest income as a percentage of average interest earning assets, increased to 2.78% for the year ended March 31, 2000, from 2.66% for the prior fiscal year.

Interest Income. Interest income totaled $10,085,000 for the year ended March 31, 2000, as compared to $9,691,000 for the year ended March 31, 1999. The $394,000 or 4.1% increase was largely the result of increased income from investment and mortgage-backed securities and a 2 basis point increase in the average yield earned on the total average interest earning assets, offset somewhat by decreased income from the Company's loan portfolio.

Interest on loans receivable decreased $335,000 or 7.2% in 2000, as compared to the prior fiscal year. This decrease was primarily the result of a $6.1 million decrease in the average balance of loans receivable, offset by an increase in the average yield of 16 basis points.

Interest income on mortgage-backed securities increased $296,000 or 8.6% in 2000, as compared to the prior fiscal year. This increase was primarily the result of a $5.7 million increase in the average balance of such securities, offset by a decrease in the average yield of 14 basis points.

Interest income on investment securities increased by $459,000 or 36.5% for the year ended March 31, 2000, as compared to the prior fiscal year. The increase was primarily due to a $6.4 million increase in the average balance of such securities and an increase in the average yield of 19 basis points.

Interest income on other interest-earning assets decreased by $26,000 or 7.5% in 2000, as compared to the prior fiscal year. The decrease was primarily due to a $733,000 decrease in the average balance of such assets, offset by a 28 basis point increase in the yield.

The average yield on the average balance of interest-earning assets was 6.78% and 6.76% for the years ended March 31, 2000 and 1999, respectively.

Interest Expense. Interest expense totaled $5,951,000 for the year ended March 31, 2000, as compared to $5,880,000 for the year ended March 31, 1999. The $71,000 or 1.2% increase was primarily due to an increase in the average balance of FHLB advances, offset by decreases in the average balance of deposits and bonds payable and a 17 basis point decrease in the average rate paid on the total average interest-bearing liabilities.

Interest expense on deposits (including escrows) decreased $181,000 or 5.2% in 2000, as compared to the prior fiscal year. The decrease was primarily due to a $318,000 decrease in the average balance of deposits and a 22 basis point decrease in the average rate paid thereon. See Note 6 to Consolidated Financial Statements.

Interest on FHLB advances increased $379,000 or 16.9% in 2000, as compared to the prior fiscal year. The increase was primarily due to a $7.4 million or 17.4% increase in the average balance of such advances, offset by a 2 basis point decrease in the rate paid thereon. The Company uses FHLB advances as a funding source and has in the past used borrowings to supplement deposits, which are the Company's primary source of funds.

Interest on bonds payable and other borrowings, a less significant portion of interest expense, decreased by $127,000 or 66.8%, as the average principal amount of bonds and other borrowings outstanding decreased by $1.4 million, primarily due to the repayment of the bond in its entirety.

Provision for Loan Losses. The Company's management continually monitors and adjusts its allowance for loan losses based upon its analysis of the loan portfolio. The allowance is increased by a provision for loan losses charged against income, the amount of which depends upon an analysis of the changing risks inherent in the Company's loan portfolio. However, following a review of the adequacy of the allowance for loan losses, it was determined that the Company was over-reserved by $153,000. Therefore, net income was increased and the allowance for loan losses was reduced by this amount in the fourth quarter of fiscal 2000. A reduction to the loan loss provision is not typical, given the function of the Company to lend funds, not all of which may be repaid. The reduction was made because of the change in the loan portfolio over time to include a large percentage of federally insured loans and the lack of any material loss during recent periods. While the allowance is maintained at a level believed to be adequate, there can be no assurance that the current or future allowance for loan losses will cover actual losses in the portfolio.
During the years ended March 31, 2000 and 1999, the Company established provisions for loan losses of $(150,000) and $25,000, respectively. At March 31, 2000, the Company's allowance for loan losses amounted to $425,000 or 0.8% of total net loans outstanding and 885.4% of total non- performing loans. The non-performing loans at March 31, 1999, included two Farm Service Agency (FSA) loans in the amount of $618,000, which have now been paid off. The Company's ratio of non-performing loans to total assets was .03% and .53% at March 31, 2000 and 1999, respectively.

Other Income. During the year ended March 31, 2000, other income increased $10,000 or 11.6%, as compared to the prior fiscal year.

Other Expenses. Total other expenses decreased by $123,000 or 4.6% during the year ended March 31, 2000, as compared to the prior year. The decrease was primarily attributable to a decrease of $52,000 in compensation and employee benefits expense and $56,000 in other operating expenses. The decrease in compensation and employee benefits expense was primarily attributable to decreases of $61,000 in ESOP expense, $185,000 in RSP expense, and $34,000 in compensation and employee benefits expense, offset by an increase of $228,000 in defined benefit pension plan, Supplemental Employee Retirement Plan (SERP) and Directors Retirement Plan (DRP) costs. Higher levels of reported (W-2) compensation, due to RSP shares awarded, increased the costs of these plans. Amendments made to the defined benefit pension plan also attributed to their increased costs. In December 1999, amendments were adopted to this plan which included (i) accrued benefit changes so that participants will earn an equal percentage of their benefits over a 25 year period starting on January 1, 1984 instead of proportionally over all projected service with the Company until age 65, (ii) the calculation of average compensation was changed from the highest 5-year consecutive period to the highest 3-year consecutive period, (iii) the normal retirement benefit defined in the formula was changed to be payable for the life of the participant and his assumed spouse of the same age (50% joint and survivor annuity) from being payable only for the life of the participant,
(iv) the benefits payable at early retirement were changed to be reduced by 2.5% per year prior to normal retirement instead of being reduced by actuarial factors, and (v) other changes required by the Internal Revenue Code. In December 1999, an amendment was also adopted to both the SERP and DRP to only consider calendar years 1999 and earlier in the computation of final average compensation. It is anticipated that the expense related to the defined benefit pension plan and SERP/DRP (exclusive of outside administrative and actuarial costs) in fiscal 2001 shall be $237,000 and $161,000, respectively, as compared to $325,000 and $236,000 in fiscal 2000.

Income Tax Expense. The provision for income tax totaled $710,000 for the year ended March 31, 2000, as compared to $456,000 for fiscal 1999. The $254,000 or 55.7% increase is due to increased income. The Company's effective tax rate amounted to 39.1% and 38.5% for fiscal 2000 and 1999, respectively. See Note 9 of the Notes to Consolidated Financial Statements.

Market Risk & Asset/Liability Management

Quantitative. The Company does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

Qualitative. The Company's net interest income is sensitive to changes in interest rates, as the rates paid on its interest- bearing liabilities generally change faster than the rates earned on its interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates. Therefore, the interest rate sensitivity of the Company demands constant refinement and further restructuring to maintain an asset and liability structure which can be managed for interest rate risk that exists in the uncertain markets currently in existence. To mitigate the impact of changing interest rates on its net interest income, the Company monitors the interest rate sensitivity of its assets and liabilities on an ongoing basis. Historically, the Company has managed interest rate risk by shortening the repricing and maturity characteristics of its assets and lengthening the repricing and maturity characteristics of its retail deposit base. The Company utilizes the interest rate risk exposure analysis performed by the OTS as the primary tool for monitoring its interest rate risk.

Rates on deposits are primarily based on the Company's need for funds and on a review of rates offered by other financial institutions in the Company's market areas. Rates on certificate accounts are competitive in order to retain deposits which face increased competition from financial institutions, stockbrokers, insurance companies and others. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Company's primary market areas as well as the Company's cost of funds.

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

Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ('NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 2000 and the estimated effect thereon of various interest rate changes, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS by the Bank.

                     Net Portfolio Equity Value        NPV as % of PV of Assets
                ------------------------------------- --------------------------
   Change in
Interest Rates
in Basis Points                                                      Basis Point
 (Rate Shock)     Amount        $ Change(1) % Change  NPV Ratio(2)     Change(3)
 ------------     ------        ----------- --------  ------------   -----------
                   (Dollars in Thousands)

      300       $ 11,036       $ (11,018)       (50)        8.31           (661)
      200         14,633          (7,421)       (34)       10.63           (429)
      100         18,361          (3,694)       (17)       12.87           (206)
    Static        22,054              --         --        14.93             --
     (100)        25,253           3,198         15        16.57            164
     (200)        27,185           5,130         23        17.45            252
     (300)        28,762           6,708         30        18.09            317

--------------
(1) Represents the increase (decrease) of the estimated NPV at the indicated change in interest rates compared to the NPV assuming no change in interest rates.
(2) Calculated as the estimated NPV divided by the present value of total assets. The Bank's PV is the estimated present value of total assets.
(3) Calculated as the increase (decrease) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

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

At March 31, 2000, the change in NPV as a percentage of portfolio value of total assets is negative 5.0%, which is greater than negative 2.0%, indicating that the Company has a greater than "normal" level of interest rate risk. Generally, during periods of increasing interest rates, the Company's liabilities are expected to reprice faster than its assets, causing a decline in the Company's interest rate spread. This would result from an increase in the Company's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on interest-earning assets would tend to reduce net interest income. The Company's net interest rate spread increased to 2.06% during the fiscal year ending March 31, 2000, as compared to 1.87% for the prior fiscal year.

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

Liquidity and Capital Requirements

The Bank is required by Section 6 of the Home Owners' Loan Act (HOLA) to hold a prescribed amount of statutorily defined liquid assets. The OTS may, by regulation, vary the amount of the liquidity requirement, but only within pre-established statutory limits. The requirement must be no less than four percent and no greater than ten percent of the Bank's net withdrawable accounts and borrowings payable on demand or with unexpired maturities of one year or less. The liquidity requirement for fiscal 2000 is 4% of net withdrawable accounts and short term borrowings. Monetary penalties may be imposed for failure to meet these requirements. The Bank's average liquidity ratio for March 31, 2000 was

154.76%, which exceeded the applicable requirements. See Note 10 to Consolidated
Financial   Statements  for  a  discussion  of  the  Bank's  regulatory  capital requirements.

Recent Accounting Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," requires that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

The provisions of this statement as amended will be adopted by the Company for its quarterly and annual reporting beginning January 1, 2001. The Company anticipates, based on current activities, that the adoption of SFAS No. 133 will not have a material effect on its financial position or results of operations.

Year 2000 Compliance Issues

Like many financial institutions, we rely on computers to conduct our business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking industry experts remain concerned that some computers may not be able to interpret additional dates in the year 2000 properly. We have operated and evaluated our computer operating systems following January 1, 2000 and have not identified any errors or experienced any computer system malfunctions. We will continue to monitor our information systems to assess whether our systems are at risk of misinterpreting any future dates and will develop appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Company has not been informed of any such problem experienced by its vendors or its customers, nor by any of the municipal agencies that provide services to the Company.

Nevertheless, it is too soon to conclude that there will not be any Year 2000 related problems, particularly at some of the Company's vendors. The Company will continue to monitor its significant vendors of goods and services with respect to Year 2000 problems they may encounter as those issues may effect the Company's ability to continue operations, or might adversely affect the Company's financial position, results of operations and cash flows. The Company does not believe at this time that these potential problems will materially impact the ability of the Company to continue its operations, however, no assurance can be given that this will be the case.

The expectations of the Company contained in this section on Year 2000 are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve substantial risks and uncertainties that may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements in this section are based on information available to the Company on the date of this document, and the Company assumes no obligation to update such forward-looking statements.

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

                                                            [LOGO]

                  Independent Auditors' Report       Stokes Kelly & Hinds, LLC
                                                    Certified Public Accountants
                                                        & Business Advisors

                                                           Members:
                                            American and Pennsylvania Institutes
                                              of Certified Public Accountants

                                                     Division for CPA Firms:
                                                      SEC Practice Section
The Board of Directors and Stockholders
Skibo Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of Skibo Financial Corp. and subsidiaries as of March 31, 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Skibo Financial Corp. as of March 31, 1999 were audited by other auditors whose report dated April 30, 1999 expressed an unqualified opinion on these statements.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skibo Financial Corp. and subsidiaries as of March 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/Stokes Kelly & Hinds, LLC
----------------------------
Pittsburgh, Pennsylvania
April 27, 2000
                                                          9401 McKnight Road
                                                        Pittsburgh, Pennsylvania
                                                               15237-6000
                                                             Phone  412-364-0590
                                                        Voice Mail  412-364-6070
                                                               Fax  412-364-6176

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition
                             March 31, 2000 and 1999
                        (In thousands, except share data)

                                                                            March 31,
                                                                   ------------------------
                                                                        2000         1999
                                                                        ----         ----

ASSETS

Cash and amounts due from depository institutions ...............   $     446    $   1,288
Interest-bearing deposits with other institutions (note 1) ......       1,280        1,211
Investment securities (note 2):
     Held-to-maturity (market value $24,928 and $24,703) ........      26,696       25,087
Mortgage-backed securities (notes 2 and 7):
     Held-to-maturity (market value $57,840 and $54,605) ........      59,181       54,365
Loans receivable, net (notes 1 and 3) ...........................      56,504       65,309
Accrued interest receivable:
     Investment securities ......................................         427          400
     Mortgage-backed securities .................................         410          382
     Loans receivable ...........................................         486          726
     FHLB stock .................................................          43           --
Federal Home Loan Bank stock, at cost (notes 4 and 7) ...........       2,615        2,465
Premises and equipment, net (note 5) ............................         626          695
Prepaid expenses and other assets ...............................       3,918        3,128
                                                                    ---------    ---------
        Total Assets ............................................   $ 152,632    $ 155,056
                                                                    =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Deposits (note 6) ...............................................   $  75,583    $  76,917
Federal Home Loan Bank advances (note 7) ........................      49,000       49,300
Bonds payable (note 8) ..........................................          --        1,299
Advances from borrowers for taxes and insurance .................         128          143
Accrued expenses and other liabilities ..........................       2,778        2,267
                                                                    ---------    ---------
        Total Liabilities .......................................     127,489      129,926

Commitments and contingencies (notes 3, 5 and 14)

Stockholders' Equity (notes 10 and 15):

Preferred stock, 5,000,000 authorized; none issued or outstanding          --           --
Common stock, $0.10 par value; 10,000,000 shares authorized;
            3,449,974 and 3,449,974 shares issued
            3,286,863 and 3,444,746 shares outstanding ..........         345          345
Additional paid-in capital ......................................       9,740        9,755
Treasury stock, at cost (163,111 shares at March 31, 2000
            and 5,228 shares at March 31, 1999) .................      (1,119)         (65)
Unearned Employee Stock Ownership Plan (ESOP) shares (note 11) ..        (267)        (458)
Unearned Restricted Stock Plan (RSP) shares (note 11) ...........        (199)        (392)
Retained earnings, substantially restricted (note 9) ............      16,643       15,945
                                                                    ---------    ---------
        Total Stockholders' Equity ..............................      25,143       25,130
                                                                    ---------    ---------

        Total Liabilities and Stockholders' Equity ..............   $ 152,632    $ 155,056
                                                                    =========    =========

See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
           Consolidated Statements of Income and Comprehensive Income
                   For the Years Ended March 31, 2000 and 1999
                        (In thousands, except share data)

                                                                             March 31,
                                                                     --------------------------
                                                                          2000           1999
                                                                     -----------    -----------
Interest income:
     Loans receivable ............................................   $     4,316    $     4,651
     Mortgage-backed securities ..................................         3,733          3,437
     Investment securities .......................................         1,717          1,258
     Other .......................................................           319            345
                                                                     -----------    -----------
           Total interest income .................................        10,085          9,691

Interest expense:
     Deposits (note 6) ...........................................         3,269          3,450
     Federal Home Loan Bank advances .............................         2,619          2,240
     Bonds payable ...............................................            63            147
     Other borrowings ............................................            --             43
                                                                     -----------    -----------
           Total interest expense ................................         5,951          5,880
                                                                     -----------    -----------

           Net interest income ...................................         4,134          3,811

Provision for loan losses (note 3) ...............................          (150)            25
                                                                     -----------    -----------
           Net interest income after provision for loan losses ...         4,284          3,786

Other income:
     Fees and service charges ....................................            50             49
     Other .......................................................            46             37
                                                                     -----------    -----------
           Total other income ....................................            96             86

Other expenses:
     Compensation and employee benefits (note 11) ................         2,014          2,066
     Premises and occupancy costs ................................           215            222
     Federal insurance premiums ..................................            38             46
     Other operating expenses ....................................           299            355
                                                                     -----------    -----------
           Total other expenses ..................................         2,566          2,689
                                                                     -----------    -----------

           Income before income taxes ............................         1,814          1,183

Provision for income taxes (note 9) ..............................           710            456
                                                                     -----------    -----------
           Net income ............................................         1,104            727

Other comprehensive income:
     Unrealized gain on securities available- for-sale, net of tax            --             --
                                                                     -----------    -----------
           Total comprehensive income ............................   $     1,104    $       727
                                                                     ===========    ===========

Basic earnings per share .........................................   $      0.33    $      0.22
                                                                     ===========    ===========
Diluted earnings per share .......................................   $      0.33    $      0.22
                                                                     ===========    ===========

Weighted average shares outstanding - Basic ......................     3,301,793      3,348,966
Weighted average shares outstanding - Diluted ....................     3,301,793      3,355,940

See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                   For the Years Ended March 31, 2000 and 1999
                                            (In thousands, except share data)

                                            ========================================================================================
                                                           Additional             Unearn.
                                                Common      Paid-in    Treas.      ESOP                  Retained
                                                 Stock      Capital    Stock      Shares      RSP        Earnings        Total
                                            ----------------------------------------------------------------------------------------
Balance at March 31, 1998..................      $ 230     $ 9,800   $     --    $  (625)   $     --      $ 15,575     $ 24,980

Cash dividends declared, net ($0.25 per share)(1)   --          --         --          --         --          (357)        (357)

Reduction of equity for restricted stock plan
    (RSP) liability........................         --          --         --          --       (770)           --         (770)

Excess of fair value above cost of ESOP shares
    released or committed to be released...         --          70         --          --         --            --           70

Amortization of ESOP liability.............         --          --         --         167         --            --          167

Amortization of RSP liability..............         --          --         --          --        378            --          378

Treasury stock purchased, at cost
     (5,228 shares)........................         --          --        (65)         --         --            --          (65)

Reorganization-additional stock issued.....        115        (115)        --          --         --            --           --

Net income.................................         --          --         --          --         --           727          727
                                            -------------------------------------------------------------------------------------

Balance at March 31, 1999..................        345       9,755        (65)       (458)      (392)       15,945       25,130

Cash dividends declared, net ($0.30 per share)      --          --         --          --         --          (406)        (406)

Excess of fair value above cost of ESOP
   shares released or committed to be released      --         (15)        --          --         --            --          (15)

Amortization of ESOP liability.............                     --         --         191         --            --          191

Amortization of RSP liability..............         --          --         --          --        193            --          193

Treasury stock purchased, at cost
     (157,883 shares)......................         --          --     (1,054)         --         --            --       (1,054)

Net income.................................         --          --         --          --         --         1,104        1,104
                                            -------------------------------------------------------------------------------------

Balance at March 31, 2000..................      $ 345     $ 9,740    $(1,119)    $  (267)   $  (199)     $ 16,643     $ 25,143
                                            =====================================================================================

--------------
(1) Restated to reflect three-for-two stock exchange which occurred October 29, 1998.

See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                   For the Years Ended March 31, 2000 and 1999
                                 (In thousands)

                                                                                       2000       1999
                                                                                       ----       ----
Operating activities:
Net income .....................................................................   $  1,104    $    727
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
     Provision for loan losses .................................................       (150)         25
     Depreciation ..............................................................         79          86
     Compensation expense-ESOP and RSP .........................................        369         616
     Deferred tax benefit ......................................................        (75)        (77)
     Net amortization of premiums and discounts ................................        243          35
     Decrease (increase) in accrued interest receivable ........................        142         (76)
     Increase in prepaid expenses ..............................................       (790)       (752)
     Decrease in accrued interest payable ......................................        (13)       (154)
     Increase in accrued income taxes ..........................................         92          48
     Other, net ................................................................        493         231
                                                                                   --------    --------
           Net cash provided by operating activities ...........................      1,494         709
                                                                                   --------    --------
Investing activities:
Purchases of premises and equipment ............................................        (10)        (22)
Purchases of investment securities held-to maturity ............................     (5,772)    (19,947)
Purchases of mortgage-backed securities held-to-maturity .......................    (18,395)    (16,772)
Proceeds from maturities/calls and principal repayments of:
     Investment securities held-to-maturity ....................................      4,143      10,604
     Mortgage-backed securities held-to-maturity ...............................     13,470      16,842
Proceeds of REO sold ...........................................................         --          11
Loans purchased (1).............................................................     (3,631)    (15,713)
Net principal repayments on loans ..............................................     12,486      18,145
Increase in Federal Home Loan Bank stock .......................................       (150)       (158)
                                                                                   --------    --------
             Net cash provided by (used by) investing activities ...............      2,141      (7,010)
                                                                                   --------    --------

Financing activities:
Net decrease in deposits .......................................................     (1,334)       (309)
Proceeds from Federal Home Loan Bank advances ..................................     22,900      28,500
Repayment of Federal Home Loan Bank advances ...................................    (23,200)    (20,500)
Principal repayments on bonds payable ..........................................     (1,299)       (319)
Principal repayment of other borrowings ........................................         --        (666)
Net decrease in mortgage escrow ................................................        (15)        (23)
Common stock acquired for RSP ..................................................         --        (770)
Treasury stock purchased .......................................................     (1,054)        (65)
Cash dividends paid ............................................................       (406)       (319)
                                                                                   --------    --------
             Net cash provided by (used in) financing activities ...............     (4,408)      5,529
                                                                                   --------    --------
Net decrease in cash and cash equivalents ......................................       (773)       (772)
Cash and cash equivalents, beginning of year ...................................      2,499       3,271
                                                                                   --------    --------
Cash and cash equivalents, end of year .........................................   $  1,726    $  2,499
                                                                                   ========    ========

Supplemental  disclosures  of cash flow  information:
Cash paid during the year for:
     Interest ..................................................................   $  5,964    $  6,034
                                                                                   ========    ========
     Income taxes ..............................................................   $    733    $    550
                                                                                   ========    ========
Noncash investing activities:
Loans transferred to Real Estate Owned .........................................   $     --    $     28
                                                                                   ========    ========

--------------
1 Included in Loans purchased at March 31, 2000 was an $81 loans-in-process disbursement of a prior year purchased construction loan.

  See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                             March 31, 2000 and 1999
                    (Dollars in thousands, except share data)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Skibo Financial Corp. (the "Company") is primarily engaged in the business of attracting retail deposits from the general public through its subsidiary First Carnegie Deposit (the "Bank"), and using such funds primarily to purchase and originate one- to four-family mortgage loans and farm loans and to invest in mortgage-backed and investment securities, Small Business Administration ("SBA") and other agency guaranteed commercial real estate and commercial non-real estate loans. The Company, subject to strong competition from other financial institutions in attracting deposits, uses FHLB advances as a funding source to supplement deposits. The Company is also subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The following comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Skibo Financial Corp., its wholly owned subsidiary, First Carnegie Deposit, and the Bank's wholly owned subsidiaries, Fedcar, Inc. and Carnegie Federal Funding Corporation ("CFFC"). Fedcar, Inc. is a service corporation that is currently inactive. CFFC was a special purpose subsidiary that was formed for the issuance of collateralized mortgage obligations (CMOs). In September 1999, CFFC fully repaid the remaining obligation and subsequently was dissolved. All significant intercompany transactions and balances have been eliminated in consolidation.

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

Investment and Mortgage-Backed Securities. The Company classifies investment and mortgage-backed securities (securities) into two categories: (1) securities held-to-maturity and (2) securities available-for-sale. The Company has no trading securities. The Company classifies securities as held-to-maturity when it has the ability and positive intent to hold the securities. Securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, computed on the interest method. Securities not identified at the time of purchase as held-to-maturity are classified as available-for-sale. The Company intends to use these securities as part of its asset/liability management strategy and such securities may be sold in response to changes in interest rates, prepayment risk or other factors. Securities available-for-sale (adjusted for amortization of premiums and accretion of discounts, computed on the interest method) are recorded at the estimated fair market value, with aggregate unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. The fair market value is based on quoted market prices where available, dealer quotes, or prices obtained from independent pricing services.

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

                  (Dollars in thousands, except per share data)

Amortization of premiums and accretion of discounts are recognized over the term of the loan as an adjustment to the loan's yield using the interest method and cease if a loan becomes non-performing.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's non-performing loans, excluding certain consumer and single-family residential loans, are considered to be impaired loans. Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. Impaired loans totaled $0 and $685 at March 31, 2000 and March 31, 1999, respectively. Average impaired loans were $165 and $685 for the years ended March 31, 2000 and March 31, 1999, respectively. No impairment reserves were necessary as of March 31, 2000 and 1999, as (i) the estimated value of the underlying collateral exceeded the carrying value of the impaired loan, (ii) the principal portion of the impaired loan is guaranteed by agencies of the federal government, or (iii) there were no impaired loans. Non-performing consumer and single-family residential loans have been collectively evaluated for impairment. Estimated impairment losses for these loans are based on various factors including past loss experience, recent economic events and conditions and portfolio delinquency rates. No impairment reserves were necessary as of March 31, 2000 and 1999 for the non-performing consumer and single-family residential loans. Interest income recognized on impaired loans was $0 and $57 for the years ended March 31, 2000 and 1999, respectively.

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

                  (Dollars in thousands, except per share data)

Employee Benefit Plans. The Company has a qualified, defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and average compensation during the specified periods prior to retirement. Qualifying employees become fully vested upon completion of five years of service. The Company makes annual contributions to the plan based on the recommendations of its consulting actuaries and within income tax rules. Assets of the plan consist of mortgage-backed securities and interest-bearing deposits. In December 1999, amendments were adopted to this plan which included
(i) accrued benefit changes so that participants will earn an equal percentage of their benefits over a 25 year period starting on January 1, 1984 instead of proportionally over all projected service with the Company until age 65, (ii) the calculation of average compensation was changed from the highest 5-year consecutive period to the highest 3-year consecutive period, (iii) the normal retirement benefit defined in the formula was changed to be payable for the life of the participant and his assumed spouse of the same age (50% joint and survivor annuity) from being payable only for the life of the participant, (iv) the benefits payable at early retirement were changed to be reduced by 2.5% per year prior to normal retirement instead of being reduced by actuarial factors, and (v) other changes required by the Internal Revenue Code.

The Company has a nonqualified, supplemental executive retirement plan ("SERP") and a directors' retirement plan ("DRP") to provide senior management and members of the Board of Directors with benefits in excess of normal pension benefits. Benefits under the SERP are based upon amounts stipulated in the plan document or an amount derived from the participants' final average compensation for the highest three consecutive years, whichever is greater. Benefits vest after 20 years of credited service as defined in the plan document. In December 1999, an amendment was adopted to both the SERP and DRP to only consider calendar years 1999 and earlier in the computation of final average compensation. Benefits under the DRP are based upon a portion of the final average compensation and vest after five years of service as defined in the plan document. Both the SERP and the DRP will be funded through contributions from the Company. The Company has life insurance policies on the lives of the participants. The change in the cash surrender value of the underlying policies is netted against insurance premiums paid in determining expense or income to be recorded in the period.

The Company formed an ESOP to reward eligible employees for their service and provide them with greater retirement income. The ESOP covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The Company makes annual contributions to the plan based on the recommendations of its consulting actuaries and within income tax rules. The Company makes scheduled discretionary payments to the ESOP sufficient to service the debt. Shares are allocated to participants based on compensation. Qualifying employees become fully vested upon completion of five years of service. Assets of the plan primarily consist of the Company's stock.

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

                  (Dollars in thousands, except per share data)

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

The computation of basic and diluted earnings per share is shown in the table below:

                                                 March 31,             March 31,
                                                    2000                 1999
                                                 ---------            ----------
              Basic EPS computation:
              Numerator-Net Income............     $ 1,104               $  727
              Denominator-Wt Avg common
               shares outstanding.............   3,301,793            3,348,966
              Basic EPS.......................     $  0.33               $ 0.22
                                                 =========            =========

              Diluted EPS computation:
              Numerator-Net Income............     $ 1,104               $  727
              Denominator-Wt Avg common
               shares outstanding.............   3,301,793            3,348,966
              Dilutive Stock Options..........          --                6,974
              Dilutive Unvested RSP...........          --                   --
                                                 ---------            ----------
              Weighted avg common shares and
               common stock equivalents.......   3,301,793            3,355,940
              Diluted EPS.....................     $  0.33               $ 0.22
                                                 =========            =========


For the fiscal years ending March 31, 2000 and 1999, 30,946 and 46,522 RSP shares, respectively, were excluded from the diluted EPS computation due to their anti-dilutive effect. For the fiscal year ending March 31, 2000, 155,246 stock option shares were excluded from the diluted EPS computation due to their anti-dilutive effect. Shares outstanding for the years ended March 31, 2000 and 1999 do not include ESOP shares that were unallocated in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employees Stock Ownership Plans". Unallocated ESOP shares amounted to 40,046 and 68,760 at March 31, 2000 and 1999, respectively.

                  (Dollars in thousands, except per share data)

NOTE 2 - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized costs, estimated market values and contractual maturities (or balloon dates, if applicable) of investment and mortgage-backed securities as of March 31, 2000 and 1999, are summarized below.

Investment securities held-to-maturity are as follows:

                                                                               March 31, 2000
                                                         ----------------------------------------------------------
                                                                            Gross          Gross
                                                           Amortized      unrealized      unrealized       Market
                                                            cost            gains          losses          value
                                                         -----------      ----------     -----------    -----------
U.S. government and agency obligations:
     Due after one year through five years...........       $    226           $  --      $      (2)    $      224
     Due after five years through ten years..........          2,550               2           (142)         2,410
     Due after ten years.............................         21,118              18         (1,499)        19,637
State, county and municipal obligations:
     Due after five years through ten years..........            150              --             (3)           147
     Due after ten years.............................            356               3             (4)           355
REMIC's
     Due after five years through ten years..........            137              --             --            137
     Due after ten years.............................          1,979               7           (131)         1,855
Other Investments
     Due after five years through ten years..........             90              --             (4)            86
     Due after ten years.............................             90              --            (13)            77
                                                              ------             ---        -------       --------
                  Total..............................       $ 26,696            $ 30       $ (1,798)      $ 24,928
                                                              ======             ===        =======         ======

                                                                              March 31, 1999
                                                       -------------------------------------------------------------
                                                                            Gross           Gross
                                                           Amortized      unrealized      unrealized        Market
                                                            cost            gains          losses           value
                                                       -------------    ------------   -------------      ----------
U.S. government and agency obligations:
     Due within one year.............................       $     74            $ --          $  (1)      $     73
     Due after one year through five years...........            817               4             (9)           812

     Due after five years through ten years..........          2,340              10            (28)         2,322
     Due after ten years.............................         19,278              31           (402)        18,907
State, county, and municipal obligations:
     Due after ten years.............................            356              19             --            375
REMIC's due after ten years..........................          1,778              12            (18)         1,772
Other Investments
     Due within one year.............................            264              --             --            264
     Due after five years through ten years..........             90              --             --             90
     Due after ten years.............................             90              --             (2)            88
                                                              ------             ---           ----         ------
                  Total..............................       $ 25,087            $ 76         $ (460)      $ 24,703
                                                              ======             ===           ====         ======

                  (Dollars in thousands, except per share data)

Mortgage-backed securities held-to-maturity are as follows:

                                                                                March 31, 2000
                                                                ---------------------------------------------------
                                                                             Gross           Gross
                                                           Amortized      unrealized      unrealized        Market
                                                            cost            gains          losses           value
                                                       -------------    ------------    ------------       ------
Government National Mortgage Association:
     Due after five years through ten years..........       $    123           $  --     $       (2)    $      121
     Due after ten years.............................         18,570              22           (486)        18,106
Federal Home Loan Mortgage Corporation:
     Due after one year through five years...........            193              --             (1)           192
     Due after five years through ten years..........          1,402               9             (7)         1,404
     Due after ten years.............................         10,083              49           (111)        10,021
Federal National Mortgage Association:
     Due within one year.............................              1              --             --              1
     Due after one year through five years...........            182              --             (3)           179
     Due after five years through ten years..........          1,122               2            (10)         1,114
     Due after ten years.............................         27,505              30           (833)        26,702
                                                              ------             ---          -----         ------
        Total........................................       $ 59,181           $ 112       $ (1,453)      $ 57,840
                                                              ======             ===          =====         ======

                                                                               March 31, 1999
                                                       ------------------------------------------------------------
                                                                            Gross           Gross
                                                           Amortized      unrealized      unrealized        Market
                                                            cost            gains          losses           value
                                                       -------------    ------------    ------------       ------
Government National Mortgage Association:
     Due after ten years.............................       $ 14,187           $ 199      $     (57)      $ 14,329
Federal Home Loan Mortgage Corporation:
     Due within one year.............................             45              --             --             45
     Due after one year through five years...........             52               1             --             53
     Due after five years through ten years..........            655              16             (1)           670
     Due after ten years.............................         10,604              73            (27)        10,650
Federal National Mortgage Association:
     Due after five years through ten years..........            624              14             --            638
     Due after ten years.............................         28,198             125           (103)        28,220
                                                              ------             ---            ---         ------
        Total........................................       $ 54,365           $ 428       $   (188)      $ 54,605
                                                              ======             ===            ===         ======


As  of  March   31,2000,   the   Company  had  firm   commitments   to  purchase
mortgage-backed securities amounting to $242.

                  (Dollars in thousands, except per share data)



NOTE 3 -  LOANS RECEIVABLE

Loans receivable are summarized as follows:

                                                            March 31,
                                                        ---------------------
                                                          2000        1999
                                                        --------    --------
Mortgage loans:
     Conventional:
        One- to four-family dwellings ...............   $ 20,557    $ 21,839
        Multi-family dwellings ......................      2,332       2,510
     FSA, FHA, and other government
        agency guaranteed ...........................     11,739      12,814
     Commercial .....................................     11,080      13,175
                                                        --------    --------
                  Total mortgage loans ..............     45,708      50,338

     Net unamortized premiums .......................        195         255
     Unearned fees ..................................        (36)        (50)
     Loans in process ...............................         --         (81)
                                                        --------    --------
                  Net mortgage loans ................     45,867      50,462

Consumer and commercial loans:
     Small Business Administration guaranteed .......      7,876      11,083
     Other government agency guaranteed .............      2,073       3,076
     Loans secured by savings accounts ..............        390         350
     Other ..........................................        621         757
                                                        --------    --------
                  Total consumer and commercial loans     10,960      15,266

     Net unamortized premiums .......................        102         156
                                                        --------    --------
                  Net consumer and commercial loans .     11,062      15,422

Allowance for loan losses ...........................       (425)       (575)
                                                        --------    --------
                  Net loans receivable ..............   $ 56,504    $ 65,309
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

As of March 31, 2000 and 1999, the Company had outstanding commitments to fund fixed rate first mortgage and commercial non-mortgage loans of $0 and $492, respectively; and outstanding commitments to fund adjustable rate first mortgage and commercial non-mortgage loans of $0 and $247, respectively.

Non-accrual loans totaled $0 and $685 as of March 31, 2000 and 1999, respectively. For the fiscal year ended March 31, 2000, there are no loans accounted for on a non-accrual basis; therefore, all interest was recorded and included in the Company's interest income. For the fiscal year ended March 31, 1999 interest that would have been recorded if all such loans were on a current status in accordance with original terms was $65; the amount that was recorded was $57. The Company is not committed to lend additional funds to debtors whose loans have been placed on non-accrual status.

                  (Dollars in thousands, except per share data)

Allowance for Loan Losses

Activity with respect to the allowance for loan losses for the years ended March 31, 2000 and 1999 is summarized as follows:

                                                        2000            1999
                                                        ----            ----

Balance at beginning of period..............         $   575          $  549
Provision for loan losses...................            (150)             25
Charge-offs.................................              --              --
Recoveries..................................              --               1
                                                        ----            ----
Balance at end of period....................         $   425          $  575
                                                        ====            ====


NOTE 4 - FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh. The investment is based on a predetermined formula and is carried at cost.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment as of March 31, 2000 and 1999 are summarized by major classification as follows:

                                                                2000        1999
                                                                ----        ----

         Land.......................................         $   209    $   209
         Office buildings and improvements..........             492        492
         Furniture, fixtures and equipment..........             337        342
         Leasehold improvements.....................             122        122
                                                              ------     ------
              Total, at cost........................           1,160      1,165

         Less accumulated depreciation
            and amortization........................             534        470
                                                              ------     ------
              Premises and equipment, net...........         $   626    $   695
                                                              ======     ======


The Company maintains an operating lease with respect to branch office facilities which expires on March 25, 2010. Lease expense approximated $45 in both 2000 and 1999, and is included in premises and occupancy costs.


Minimum annual lease commitments as of March 31, 2000 are as follows:

             Years ending
             March 31,                   Amount
             ---------                   ------


             2001................        $  50
             2002................           50
             2003................           50
             2004................           50
             2005................           50
             Thereafter..........          270
                                           ---
                  Total..........        $ 520
                                           ===

NOTE 6 - SAVINGS DEPOSITS

Deposit accounts are summarized as follows:


                                                                  March 31,
                                            ------------------------------------------------------
                                                   2000                         1999
                                            -------------------------   --------------------------
                                               Weighted                    Weighted
                                               average                     average
                                                rate           Amount        rate           Amount
                                            -----------        ------   ------------        ------
Passbook accounts..........................      2.66 %      $ 16,750        2.69%        $ 17,169
NOW accounts...............................      1.25           4,112        1.26            3,789
Noninterest-bearing checking accounts......        --           1,067          --              980
Money market deposit accounts..............      2.40           3,474        2.43            3,935
Certificates of deposit:
     3.00% to 3.99%........................      3.25              47        3.71              249
     4.00% to 4.99%........................      4.68          14,111        4.49           16,371
     5.00% to 5.99%........................      5.42          23,845        5.42           25,899
     6.00% to 6.99%........................      6.14           9,434        6.22            4,021
     7.00% to 7.99%........................      7.30           2,743        7.28            4,278
     8.00% and greater.....................        --             --         8.68              226
                                                               ------                      -------
           Total...........................                  $ 75,583                     $ 76,917
                                                               ======                       ======

The aggregate amount of certificates of deposit with a minimum denomination of $100 was $9,954 and $9,028 as of March 31, 2000 and March 31, 1999,
respectively. Amounts in excess of $100 may not be insured by the Savings Association Insurance Fund. The Company does not have any brokered deposits.



The scheduled contractual maturities of certificates of deposit are summarized as follows:

                                                          March 31,
                                                ----------------------------
                                                    2000              1999
                                                    ----              ----


      Within one year.........................  $  31,408         $  36,000
      After one year through two years........      6,952             5,341
      After two years through three years.....      3,567             2,328
      After three years through four years....      1,126               773
      After four years through five years.....      1,952               829
      After five years........................      5,175             5,773
                                                   ------            ------
              Total...........................  $  50,180         $  51,044
                                                   ======            ======

                  (Dollars in thousands, except per share data)

The following table summarizes the interest expense incurred on the respective savings and escrow deposits:

                                                        For the year ended
                                                            March 31,
                                                     ------------------------
                                                       2000             1999
                                                       ----             ----


Passbook accounts............................         $   454         $   454
NOW accounts.................................              50              48
Money market deposit accounts................              86              96
Escrow accounts..............................               1               2
Certificates of deposit......................           2,678           2,850
                                                        -----           -----
          Total..............................         $ 3,269         $ 3,450
                                                        =====           =====

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Maturities and interest rates on advances from the Federal Home Loan Bank of Pittsburgh are as follows:

                                           March 31,
                   -----------------------------------------------------------
                              2000                           1999
                   --------------------------    -----------------------------
    Fiscal Year       Interest                     Interest
    of maturity        rates          Amount        rates              Amount
    -----------       -------         ------       -------             ------

       2001               5.98 %   $     300            5.98%     $       300
       2006               5.55 %       3,000            5.55%           3,000
       2008        5.31 - 5.48 %      10,000     4.94 - 5.48%          21,000
       2009        4.63 - 5.58 %      15,000     4.32 - 5.58%          25,000
       2010        5.31 - 5.99 %      15,000                               --
                                      ------                        ---------
                                      43,300                           49,300
  Open Repo Plus          6.62 %       5,700                               --
                                      ------                        ---------
       Total                       $  49,000                        $  49,300
                                      ======                           ======

Advances from the Federal Home Loan Bank are primarily secured by the Company's stock in the Federal Home Loan Bank of Pittsburgh and mortgage-backed securities. These advances are subject to restrictions and penalties in the event of prepayment. The Company also has access to a variable rate line of credit ("Open Repo Plus") with the FHLB, subject to the same collateralization requirements as the advances. At March 31, 2000 and 1999 the Open Repo Plus had an outstanding balance of $5,700 and $0, respectively.

                  (Dollars in thousands, except per share data)


NOTE 8 - BONDS PAYABLE

Bonds payable at March 31, 2000 and 1999 consist of the following Series 1986-A Federal Home Loan Mortgage Corporation (FHLMC) - Collateralized Bonds:


                   Interest        Maturity           March 31,
    Class            rate            date               2000           1999
   -------        ----------     -------------          ----           ----


      Z              9.65%       April 1, 2010          $ --         $ 1,299
                                                          ==           =====

In September 1999, Carnegie Federal Funding Corporation fully repaid the remaining obligation.


NOTE 9 - INCOME TAXES

The provision for income taxes consists of the following:

                                                             March 31,
                                                      -----------------------
                                                       2000             1999
                                                       ----             ----
Income tax expense charged to operations:
     Current tax expense:
     Federal.......................................   $ 685            $ 463
     State.........................................     100               70
                                                       ----             ----
                                                        785              533
   Deferred tax benefit:
     Federal.......................................     (75)             (77)
                                                       ----             ----
        Provision for taxes on income..............     710              456

Income tax expense reported in
  stockholders' equity related to securities
  available-for-sale...............................      --               --
                                                       ----             ----
        Total income tax expense...................   $ 710            $ 456
                                                       ====             ====


A reconciliation of the expected federal statutory income tax rate to the actual effective tax rate expressed as a percentage of pretax income is summarized as follows:

                                                        March 31,
                                                   -------------------
                                                   2000           1999
                                                   ----           ----

Expected federal tax rate ..................       34.0%          34.0%
State taxes, net of federal benefit.........        3.7            3.9
Tax-exempt interest income, net of
     disallowed interest expense............         --            (.2)
SERP and directors retirement plan..........        (.6)            .2
Employee stock ownership plan...............        (.2)           2.0
Low income housing credit...................       (1.6)          (2.5)
Other.......................................        3.8            1.1
                                                   ----           ----
                                                   39.1%          38.5%
                                                   ====           ====

                  (Dollars in thousands, except per share data)



The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities and the related valuation allowance are as follows:

                                                          March 31,
                                                   ------------------------
                                                    2000              1999
                                                    ----              ----
Deferred tax assets:
     Deferred compensation....................     $ 358             $ 278
     Deferred loan fees.......................         4                 5
     Book loan loss reserve ..................       144               195
     Other....................................        69                67
                                                    ----              ----
     Gross deferred tax asset.................     $ 575             $ 545


Deferred tax liabilities:
     Tax loan loss reserve....................     $(144)            $(160)
     Property, plant, and equipment...........       (15)              (17)
     Other....................................       (11)              (38)
                                                    ----              ----
     Gross deferred tax liability.............      (170)             (215)
                                                    ----              ----
     Net deferred tax asset ..................     $ 405             $ 330
                                                    ====              ====


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

As a result of the special tax treatment accorded the Company under income tax regulations, $1.5 million of balances in retained earnings at March 31, 2000 represent allocations of income to bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. If any portion of that amount is used other than to absorb loan losses (which is not anticipated), taxable income will be generated subject to tax at the rate then in effect.

                  (Dollars in thousands, except per share data)

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets, and of total capital (as defined) to risk-weighted assets (as defined). As of March 31, 2000, the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 2000, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. There is no deduction from capital for interest-rate risk.

                                                                                                              To be well
                                                                                                           capitalized under
                                                                                 For capital               prompt corrective
                                                            Actual             adequacy purposes           action provisions
                                               --------------------------  -------------------------   --------------------------

                                                   Amount        Ratio          Amount        Ratio       Amount          Ratio
                                               -------------  -----------  ------------  -----------   -----------     ----------
As of March 31, 2000:
Total Capital
     (to Risk Weighted Assets)..........          $ 24,822        53.8%        $ 3,689         8.0%       $ 4,611         10.0%
Core capital
     (to Adjust Tangible Assets)........          $ 24,397        16.0%        $ 6,092         4.0%       $ 7,615          5.0%
Tangible capital
     (to Tangible Assets)...............          $ 24,397        16.0%        $ 2,284         1.5%                N/A
Tier 1 Capital
     (to Risk Weighted Assets)..........          $ 24,397        52.9%                 N/A               $ 2,767          6.0%



As of March 31, 1999:
Total capital
     (to Risk Weighted Assets)..............      $ 24,447        50.0%        $ 3,912         8.0%       $ 4,890         10.0%
Core capital
     (to Adjusted Tangible Assets)..........      $ 23,872        15.4%        $ 6,183         4.0%       $ 7,729          5.0%
Tangible capital
     (to Tangible Assets)...................      $ 23,872        15.4%        $ 2,319         1.5%                N/A
Tier 1 Capital
     (to Risk Weighted Assets)..............      $ 23,872        48.8%                 N/A               $ 2,934          6.0%


                  (Dollars in thousands, except per share data)

NOTE 11 - BENEFIT PLANS

Pension Plan and  Supplemental  Executive  Retirement  and Directors  Retirement
Plans

The following table sets forth the defined benefit pension plan's and Supplemental Executive Retirement and Directors Retirement Plans' change in benefit obligation and change in fair value of the plans' assets and the plans' funded status for the plan years ended December 31, 1999 and 1998.

                                                    Pension Benefits      SERP/DRP Benefits
                                                     1999       1998       1999       1998
                                                   -------    -------    -------    -------
Change in benefit obligation:
Benefit obligation at beginning of year ........   $ 1,542    $ 1,177    $ 1,434    $   952
Service cost ...................................       154         93         66         45
Interest cost ..................................       100         77         93         62
Change to PBO due to Amendment .................       787         --        (21)        --
Actuarial (gain)/loss ..........................      (756)       195       (357)       375
Benefits paid ..................................        --         --         --         --
                                                   -------    -------    -------    -------
Benefit obligation at end of year ..............     1,827      1,542      1,215      1,434
                                                   -------    -------    -------    -------
Change in plan assets:
Fair value of plan assets at beginning of year .       852        650         --         --
Actual return on plan assets ...................        42         39         --         --
Employer contribution ..........................       213        163         --         --
Benefits paid ..................................        --         --         --         --
                                                   -------    -------    -------    -------
Fair value of plan assets at end of year .......     1,107        852         --         --
                                                   -------    -------    -------    -------
Unfunded liability .............................      (720)      (690)    (1,215)    (1,434)
Unrecognized transition obligation .............       142        155        311        368
Unrecognized actuarial (gain)/loss .............      (304)       467       (146)       222
Unrecognized prior period service cost .........       841        121         38         68
Minimum liability ..............................      (312)        --       (178)      (265)
                                                   -------    -------    -------    -------
Net amount recognized ..........................   $  (353)   $    53    $(1,190)   $(1,041)
                                                   =======    =======    =======    =======
Amounts recognized in the statement of financial
   condition consist of:
Prepaid benefit cost ...........................   $    --    $    53    $    --    $    --
Accrued benefit liability ......................       (41)        --     (1,012)      (776)
Minimum liability ..............................      (312)        --       (178)      (265)
                                                   -------    -------    -------    -------
Net amount recognized ..........................   $  (353)   $    53    $(1,190)   $(1,041)
                                                   =======    =======    =======    =======

Pension costs consist of the following components for the years ended March 31, 2000 and 1999:

                                                     Pension Benefits  SERP/DRP Benefits
                                                      2000      1999      2000     1999
                                                     -----     -----     -----    -----
Components of net periodic benefit cost:
Service cost .....................................   $ 154     $  93     $  66    $  45
Interest cost ....................................     133        77        93       62
Expected return on plan assets ...................     (60)      (46)       --       --
Amortization of unrecognized transition obligation      13        13        57       57
Recognized prior service cost ....................      67         9         9        9
Recognized actuarial (gain)/loss .................      --         9        11       (8)
                                                     -----     -----     -----    -----
Net periodic benefit cost ........................   $ 307     $ 155     $ 236    $ 165
                                                     =====     =====     =====    =====
Weighted average assumptions as of December 31:
Discount rate ....................................    6.50%     6.50%     6.50%    6.50%
Expected return on plan assets ...................    6.50%     6.50%      N/A      N/A
Rate of compensation increase ....................    5.00%     5.00%     3.00%   3.50%/5.00%*

------------
* In the 1999 plan year, the rate of compensation increase is 3.50% for the DRP and 5.00% for the SERP.

                  (Dollars in thousands, except per share data)

Employee Stock Ownership Plan ("ESOP")

The Company has an ESOP which covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The ESOP originally borrowed $828 from an independent third party lender to fund the purchase of 8.0% of the shares the Company sold in the minority stock offering. In December 1998, after the Reorganization was accomplished, the Bank refinanced the remaining ESOP loan balance of approximately $501 with the Company. Unreleased ESOP shares collateralize the loan payable to the Company. The ESOP loan bears a rate of 7.75% with a remaining contractual maturity of 7 years. It is anticipated that this loan will be repaid as early as fiscal year 2002. The ESOP's sources of repayment of the loan shall include dividends on both allocated and unallocated stock held by the ESOP and discretionary cash contributions from the Bank to the ESOP.

Shares are released and allocated to the participants on the basis of a compensation formula. Compensation expense for the years ended March 31, 2000 and 1999 was approximately $176 and $237, respectively. As shares are released from collateral, the Company reports compensation expense based upon the amounts released or committed to be released each year and the shares become outstanding for earnings per share computations.

The following table presents the components of the ESOP shares at March 31, 2000 and 1999:


                                              2000                1999
                                              ----                ----

Allocated shares.......................      77,154              49,065
Shares committed to be released........       7,000               6,375
Unallocated shares.....................      40,046              68,760
                                            -------             -------
    Total ESOP shares..................     124,200             124,200
                                            =======             =======

Fair value of ESOP shares .............   $ 642,735           $ 993,600
                                            =======             =======


Stock Based Compensation Plans

The Company has two stock-based compensation plans which are described herein. The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting For Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans.

Stock Awards

On April 16, 1998, shareholders approved the Company's "1998 Restricted Stock Plan" (the "Restricted Stock Plan"). Under this plan, up to 4% of the Company's outstanding shares or 62,100 shares could be awarded to directors, officers, or key employees. Generally, between twenty and thirty-three percent of such awards were earned and non-forfeitable as of the date of the grant and twenty and thirty-three percent are earned annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year. The value of the stock on the award date was $12.40 which was equal to the market price of the stock on the date of purchase. Compensation expense recorded in the consolidated financial statements under this plan for fiscal 2000 was $193,000. The unearned compensation expense as of March 31, 2000 and 1999 was approximately $199,000 and $392,000, respectively.

Stock Options

On April 16, 1998, shareholders also approved the Company's "1998 Stock Option Plan" (the "Stock Option Plan"). The Stock Option Plan provides for authorizing the issuance of an additional 155,250 shares of common stock. The Board awarded options of 155,246 to officers, directors, and key employees. The exercise price on the date of the award was $13.58 (reflective of the three-for-two stock exchange). However, due to a significant fluctuation in the general market

                  (Dollars in thousands, except per share data)

conditions of the Company and similar financial institutions, the original awards were canceled and reissued on October 8, 1998, at the exercise price equal to the fair market value ($6.83) on that date (this price is also reflective of the three-for- two stock exchange). Options were first exercisable at a rate of 50% on the date of the grant and 50% one year later. Options remain exercisable for up to ten years from their date of grant. Because the Company accounts for this stock option plan using APB Opinion 25, no compensation expense has been recorded in the financial statements for this plan. Had compensation cost for this stock option plan been determined based on the fair value at the grant date consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.


                                                March 31,
                                         -----------------------
                                           2000             1999
Net Income
   As reported......................      $1,104          $  727
   Pro forma........................      $1,049          $  562
Basic earnings per share
   As reported......................      $ 0.33          $ 0.22
   Pro forma........................      $ 0.32          $ 0.17
Diluted earnings per share
   As reported......................      $ 0.33          $ 0.22
   Pro forma........................      $ 0.32          $ 0.17

The fair value for the options described above was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000: risk-free interest rate of 5.01%, dividend yield of 4.44%, volatility factors of the expected market price of the Company's common stock of 30% and an average life of the options of 5 years. The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the effect of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

A summary of the status of the Company's stock option plan as of March 31, 2000 and changes during the year is presented below:

                                                                          March 31,
                                                -------------------------------------------------------------------
                                                        2000                                  1999
                                                ---------------------------         -------------------------------
                                                           Weighted Average                       Weighted Average
                                                            Exercise Price                         Exercise Price
                                                 Options      On Options               Options       On Options
                                                 -------      ----------               -------       ----------
Outstanding at the beginning of the year....     155,246        $ 6.83                      --              --

Granted.....................................          --            --                 155,246         $ 13.58
Canceled....................................          --            --                (155,246)         (13.58)
Reissued....................................          --            --                 155,246         $  6.83
Exercised...................................          --            --                      --              --
Forfeited...................................          --            --                      --              --
                                                 -------         -----                 -------           -----
Outstanding at year end.....................     155,246        $ 6.83                 155,246         $  6.83
                                                 =======         =====                 =======           =====
Options exercisable at year end.............     155,246        $ 6.83                  77,619         $  6.83
                                                 =======         =====                 =======           =====
Weighted average fair value of options
granted during the year........................      N/A                                $ 1.42
                                                     ===                                 =====

                                       32

                  (Dollars in thousands, except per share data)


The following table summarizes the characteristics of stock options outstanding at March 31, 2000:

                  Options Outstanding                 Options Exercisable
     --------------------------------------------     -------------------------
     Exercise         Remaining      Contractual      Exercise       Number
      Price          Outstanding        Life            Price      Exercisable
      -----          -----------        ----            -----      -----------

      $ 6.83          155,246         8.5 years        $ 6.83       155,246


The following table summarizes the characteristics of stock options outstanding at March 31, 1999:


                  Options Outstanding                 Options Exercisable
     --------------------------------------------     -------------------------
     Exercise         Remaining      Contractual      Exercise       Number
      Price          Outstanding        Life            Price      Exercisable
      -----          -----------        ----            -----      -----------

     $ 6.83            155,246        9.5 years        $ 6.83        77,619

NOTE 12 - CONCENTRATION OF CREDIT RISK

The Company conducts its business through three offices located in the Pittsburgh and Washington areas of Pennsylvania. As of March 31, 2000 and 1999, the majority of the Company's mortgage loan portfolio was secured by properties located in this geographical area. The Company utilizes established loan underwriting procedures which generally require the taking of collateral to secure loans. Given its underwriting and collateral requirements, the Company does not believe it has significant concentrations of credit risk to any one group of borrowers.

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

                  (Dollars in thousands, except per share data)

Investment and mortgage-backed securities: Fair values for investment and mortgage-backed securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. See Note 2 of the consolidated financial statements for a detailed breakdown of these securities.

Loans receivable: The fair values for one- to four-family residential loans are estimated using discounted cash flow analyses using yields from similar products in the secondary markets. The carrying amount of construction loans approximates its fair value given their short-term nature. The fair values of consumer and commercial loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases. The fair values of multi- family and nonresidential mortgages are estimated using discounted cash flow analyses, using interest rates based on a national survey of similar loans. The carrying amount of accrued interest approximate its fair value.

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

Federal Home Loan Bank (FHLB) advances: The estimated fair value of the FHLB advances was determined using a discounted cash flow analysis based on current FHLB of Pittsburgh advance rates for advances with similar maturities.

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

                               March 31, 2000              March 31, 1999
                            ----------------------     -----------------------
                            Carrying     Estimated     Carrying     Estimated
                             Value      Fair Value      Value      Fair Value
                             -----      ----------      -----      ----------

Loans receivable.......     $ 56,504      $ 59,642     $ 65,309      $ 65,193
Deposits...............       75,583        74,579       76,917        76,895
FHLB advances..........       49,000        48,350       49,300        49,895
Bonds payable..........           --            --        1,299         1,318

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

                  (Dollars in thousands, except per share data)


NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  Three Months Ended
                                               -------------------------------------------------------
                                               June 30      September 30     December 31      March 31
                                               -------      ------------     -----------      --------
Fiscal 2000
    Interest income ........................   $ 2,486         $ 2,516         $ 2,539         $ 2,544
    Interest expense .......................     1,473           1,485           1,497           1,496
                                               -------         -------         -------         -------
    Net interest income before provision for
        loan losses ........................     1,013           1,031           1,042           1,048
    Provision for loan losses ..............         1               1               1            (153)
    Noninterest income .....................        28              21              22              25
    Noninterest expense ....................       639             624             599             704
                                               -------         -------         -------         -------
    Income before income taxes .............       401             427             464             522
    Provision for income taxes .............       174             141             184             211
                                               -------         -------         -------         -------

    Net income .............................   $   227         $   286         $   280         $   311
                                               =======         =======         =======         =======
    Basic earnings per share(1) ............   $  0.07         $  0.08         $  0.09         $  0.10
                                               =======         =======         =======         =======
    Diluted earnings per share(1) ..........   $  0.07         $  0.08         $  0.09         $  0.10
                                               =======         =======         =======         =======

Fiscal 1999
    Interest income ........................   $ 2,477         $ 2,368         $ 2,401         $ 2,445
    Interest expense .......................     1,508           1,426           1,462           1,484
                                               -------         -------         -------         -------
    Net interest income before provision for
        loan losses ........................       969             942             939             961
    Provision for loan losses ..............         3              12               5               5
    Noninterest income .....................        21              26              17              22
    Noninterest expense ....................       831             525             731             602
                                               -------         -------         -------         -------
    Income before income taxes .............       156             431             220             376
    Provision for income taxes .............        60             180              95             121
                                               -------         -------         -------         -------
    Net income .............................   $    96         $   251         $   125         $   255
                                               =======         =======         =======         =======

    Basic earnings per share(1) ............   $  0.03         $  0.07         $  0.04         $  0.08
                                               =======         =======         =======         =======
    Diluted earnings per share(1) ..........   $  0.03         $  0.07         $  0.04         $  0.08
                                               =======         =======         =======         =======

-------------
(1) Quarterly earnings per share may vary from annual earnings per share due to rounding.

                  (Dollars in thousands, except per share data)

NOTE 17 - SKIBO FINANCIAL CORP. FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Following is the condensed statement of financial condition as of March 31, 2000 and the condensed statements of income and cash flows for the fiscal year ended March 31, 2000 and the period from October 29, 1998 to March 31, 1999.


                   CONDENSED STATEMENTS OF FINANCIAL CONDITION


                                                            March 31,
                                                        -----------------
                                                         2000      1999
                                                        -------   -------
ASSETS
Interest-earning deposits with subsidiary bank ......   $   197   $   380
Investment in subsidiary bank .......................    24,397    23,872
Loans receivable ....................................       705     1,006
Accrued interest receivable and other assets ........        47        62
                                                        -------   -------
           Total assets .............................   $25,346   $25,320
                                                        =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities ...................................   $   121   $   125
Stockholders' equity ................................    25,225    25,195
                                                        -------   -------
           Total liabilities and stockholders' equity   $25,346   $25,320
                                                        =======   =======


                         CONDENSED STATEMENTS OF INCOME


                                                          March 31,
                                                      ----------------
                                                        2000     1999
                                                       ------   ------
INCOME
Interest income ....................................   $   76   $   26
Dividend income ....................................      943      529
Equity in undistributed net income of subsidiary....      155      189
                                                       ------   ------
           Total income ............................    1,174      744

OPERATING EXPENSES
Other operating expenses ...........................       62       10
                                                       ------   ------
           Total operating expenses ................       62       10
                                                       ------   ------

Income before income taxes .........................    1,112      734
Provision for income taxes .........................        8        7
                                                       ------   ------

           Net income ..............................   $1,104   $  727
                                                       ======   ======

                  (Dollars in thousands, except per share data)



                       CONDENSED STATEMENTS OF CASH FLOWS


                                                                      March 31,
                                                                --------------------
                                                                   2000       1999
                                                                -------    -------
Operating activities:
Net income ..................................................   $ 1,104    $   727
Adjustments to reconcile net income to cash
      provided by operating activities:
     Equity in undistributed earnings of subsidiary .........      (155)      (189)
     Decrease (increase) in accrued interest receivable .....         4        (10)
     Decrease (increase) in prepaid expenses ................         4        (33)
     Increase in accrued income tax payable .................         9          7
     Other ..................................................        (7)       (10)
                                                                -------    -------
        Net cash provided by operating activities ...........       959        492
                                                                -------    -------

Investing activities:
Loans originated ............................................        --       (518)
Principal repayments on loans ...............................       301         13
                                                                -------    -------
        Net cash provided by (used in) investing activities..       301       (505)
                                                                -------    -------
Financing:
Treasury Stock Purchased ....................................    (1,037)        --
Cash dividends paid .........................................      (406)      (105)
Refinancing of ESOP loan ....................................        --       (501)
Capital contribution from Bank ..............................        --        999
                                                                -------    -------
        Net cash provided by (used in) financing activities..    (1,443)       393
                                                                -------    -------

Net increase in cash and cash equivalents ...................      (183)       380
Cash and cash equivalents, beginning of period ..............       380         --
                                                                -------    -------
Cash and cash equivalents, end of period ....................   $   197    $   380
                                                                =======    =======

Stock Market Information

Skibo Financial Corp.'s common stock is currently traded on the Nasdaq SmallCap Market under the trading symbol of "SKBO." The number of stockholders of record of common stock as of March 31, 2000 was approximately 313. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 31, 2000, the Company had 3,286,863 shares outstanding. The following table illustrates Skibo Financial Corp's. high and low closing stock price on the Nasdaq SmallCap market and the cash dividend per share declared during fiscal 2000 and 1999:(1)

           March 31, 2000                             March 31, 1999
           --------------                             --------------
Quarter    High      Low   Cash Dividend     Quarter    High     Low    Cash Dividend
-------    ----      ---   -------------     -------    ----     ---    -------------
  QI       8.078    5.500     $ 0.075         QI       14.000   13.000     $ 0.050
  QII      6.625    5.625       0.075         QII      12.667    7.250       0.050
  QIII     6.938    5.625       0.075         QIII     12.500    7.625       0.075
  QIV      6.438    5.000       0.075         QIV       8.500    6.000       0.075

----------------
(1) The three-for-two stock exchange was completed on October 29, l998. All prior period stock prices and cash dividends have been restated to reflect the exchange. The Mutual Holding Company currently waives the receipt of dividends.


The Company may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Company's Reorganization from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS").

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



BOARD OF DIRECTORS                                  EXECUTIVE OFFICERS
John C. Burne, Chairman                             Walter G. Kelly
Sole Proprietor                                     President and Chief Executive Officer
Burne Enterprises
                                                    Carol A. Gilbert
Layne W. Craig                                      Chief Financial and Operating Officer
Retired Owner                                           and Treasurer
Craig Plumbing & Heating
                                                    Alexander J. Senules
Walter G. Kelly                                     Vice President and Secretary
President & Chief Executive Officer
Skibo Financial Corp. & First Carnegie Deposit

John T. Mendenhall                                  INDEPENDENT AUDITORS
Sole Practitioner                                   Stokes Kelly & Hinds, LLC
General Dentist                                     9401 McKnight Road
                                                    Pittsburgh, Pennsylvania 15237
Alexander J. Senules
President
Senex Explosives, Inc. & Blasting Products, Inc.

SPECIAL COUNSEL                                     TRANSFER AGENT AND REGISTRAR
Malizia Spidi & Fisch, PC                           Registrar and Transfer Company
One Franklin Square                                 10 Commerce Drive
1301 K Street, N.W., Suite 700 East                 Cranford, New Jersey 07016-3572
Washington, DC 20005                                (800) 456-0596

-------------------------------------------------------------------------------------

The Company's Annual Report for the Year Ended March 31, 2000 filed with the Securities and Exchange Commission on Form 10-KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Secretary of the Company at 242 East Main Street, Carnegie, Pennsylvania 15106 or visit our website at www.skibofin.com and choose "Stockholder Reports". Copies of any exhibits to the Form 10-KSB are available at cost.

The Annual Meeting of Stockholders will be held on July 20, 2000 at 9:00 a.m. at Southpointe Golf Club, 360 Southpointe Boulevard, Canonsburg, PA 15317.