Form 10KSB40, Exhibit 13
period 2001-03-31
SKIBO FINANCIAL CORP
filed 2001-05-29
CIK 1072685

SKIBO FINANCIAL CORP.
                  THE HOLDING COMPANY OF FIRST CARNEGIE DEPOSIT


                               2001 ANNUAL REPORT

--------------------------------------------------------------------------------

                              SKIBO FINANCIAL CORP.
                               2001 ANNUAL REPORT

--------------------------------------------------------------------------------

TABLE OF CONTENTS


--------------------------------------------------------------------------------


Letter to Stockholders........................................................ 1

Selected Financial and Other Data............................................. 2

Corporate Profile and Related Information..................................... 3

Average Balance Sheet, Interest Rates, and Yield.............................. 4

Rate/Volume Analysis ......................................................... 5

Management's Discussion and Analysis of
  Financial Condition and Results of Operations............................... 6

Independent Auditors' Report..................................................12

Consolidated Statements of Financial Condition................................13

Consolidated Statements of Income and Comprehensive Income....................14

Consolidated Statements of Stockholders' Equity...............................15

Consolidated Statements of Cash Flows.........................................16

Notes to Consolidated Financial Statements....................................17

Stock Market Information......................................................38

Office Locations and Other Corporate Information..............................39

                              SKIBO FINANCIAL CORP.



To Our Stockholders:

Despite another difficult year for the domestic stock markets and for many investors, industries and companies, Skibo Financial Corp. and its wholly owned subsidiary, First Carnegie Deposit, have had a good year.

The Company's net income increased slightly to $1,137,000, as compared to $1,104,000 for the prior fiscal year. The return on average assets was also slightly higher at .76% versus .71%, and earnings per share was $.36 per diluted share as compared to $.33 per diluted share for the prior fiscal year.

Net interest rate spread widened to 2.11% from 2.06%, and net yield on interest-earning assets increased to 2.89% from 2.78%. Even though interest rates increased in fiscal 2001, our adjustable rate loans and securities allowed us to increase the spread.

We are pleased to report that the Board of Directors has increased the quarterly dividend from $.075 to $.12 per quarter. The dividend payout ratio increased to 116.67% from 90.91% in the prior fiscal year.

In its long term commitment to increase stockholder value, the Board of Directors, on April 18, 2000, adopted its second stock repurchase program to purchase up to an additional 10% of the Company's outstanding shares of common stock held by persons other than Skibo Bancshares, M.H.C., its mutual holding company. The Company completed its second repurchase program on February 5, 2001, purchasing 138,963 shares at an average cost of $6.86 per share. On February 9, 2001, the Company announced the adoption, by the Board of Directors, of its third stock repurchase program to purchase up to an additional 125,826 or 10% of the Company's outstanding shares, excluding MHC shares.

We thank our dedicated Board of Directors and our loyal and hardworking employees. On behalf of the Board of Directors, Officers and Employees of Skibo Financial Corp., we would especially like to thank you for your continued commitment to the Company, and we pledge to concentrate our efforts toward increasing stockholder value in the coming years.

Sincerely,


/s/Walter G. Kelly

Walter G. Kelly
President and Chief Executive Officer

                              SKIBO FINANCIAL CORP.
                        SELECTED FINANCIAL AND OTHER DATA

Selected Financial Condition Data (In thousands)
-------------------------------------------------------------------------------------------------------------------------------
At March 31,                                          2001             2000            1999             1998              1997
===============================================================================================================================
Total assets.................................      $149,912         $152,632        $155,056         $148,132          $162,525
Loans receivable, net........................        49,798           56,504          65,309           67,884            61,625
Mortgage-backed securities...................        55,907           59,181          54,365           54,315            53,939
Investment securities........................        26,084           26,696          25,087           15,777            17,532
Cash and cash equivalents....................         9,212            1,726           2,499            3,271            22,701
Deposits.....................................        73,399           75,583          76,917           77,226            87,802
Stock subscriptions(1).......................            --               --              --               --            13,606
FHLB advances................................        48,000           49,000          49,300           41,300            41,933
Bonds payable................................            --               --           1,299            1,618             2,066
Stockholders'/members' equity(1).............      $ 25,102         $ 25,143        $ 25,130         $ 24,980          $ 15,008
===============================================================================================================================

Selected Operating Data (In thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                  2001             2000            1999             1998              1997
-------------------------------------------------------------------------------------------------------------------------------
Interest income .............................      $ 10,148         $ 10,085        $  9,691         $ 10,131          $  9,219
Interest expense ............................         6,013            5,951           5,880            6,167             5,942
                                                   --------         --------         -------         --------          --------
Net interest income .........................         4,135            4,134           3,811            3,964             3,277
Provision for loan losses ...................            --             (150)             25               60               120
                                                   --------         --------         -------         --------          --------
Net interest income after provision
     for loan losses ........................         4,135            4,284           3,786            3,904             3,157
Total other income ..........................            85               96              86              329               129
Total other expenses ........................         2,398            2,566           2,689            2,516             2,751(2)
                                                   --------         --------         -------         --------          --------
Income before income taxes ..................         1,822            1,814           1,183            1,717               535
Provision for income taxes ..................           685              710             456              748               212
                                                   --------         --------         -------         --------          --------
Net income ..................................      $  1,137         $  1,104         $   727         $    969          $    323
                                                   ========         ========         =======         ========          ========
Basic earnings per share (1), (3)............      $   0.36         $   0.33         $  0.22         $   0.29               N/A
Diluted earnings per share(1), (3)...........      $   0.36         $   0.33         $  0.22         $   0.29               N/A
===============================================================================================================================

   Selected Financial Ratios and Other Data
-------------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                  2001             2000            1999             1998              1997
-------------------------------------------------------------------------------------------------------------------------------
Return on average assets ....................           .76%             .71%            .49%             .66%              .23%(2)
Return on average equity ....................          4.55             4.36            2.94             3.95              2.18 (2)
Average equity to average assets ............         16.66            16.35           16.60            16.64             10.77
Stockholders'/members' equity to assets at
     period end .............................         16.74            16.47           16.21            16.86              9.23
Net interest rate spread ....................          2.11             2.06            1.87             1.96              1.97
Net yield on average interest-earning assets           2.89             2.78            2.66             2.79              2.46
Non-performing assets to total assets .......           .02              .03             .53              .77               .51
Loan loss allowance to total loans (net) ....           .85              .75             .88              .81               .67
Non-performing loans to total loans (net) ...           .06              .08            1.25             1.66              1.32
Dividend payout ratio .......................        116.67            90.91          113.64            68.97               N/A
===============================================================================================================================

--------------
(1) On April 4, 1997, First Carnegie Deposit ("Bank") completed its mutual holding company reorganization and minority stock issuance. Therefore all numbers prior to 1998 are those of the Bank in mutual form.
(2) Includes a one-time special assessment of $511,000 to recapitalize the Savings Association Insurance Fund.
(3) On October 29, l998, a mid-tier stock holding company ("Company") was formed and stock was exchanged on a three-for-two basis. All prior per share numbers have been restated.

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

The Bank is a community oriented savings association providing mortgage loans and consumer loans. The Company is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to purchase and originate one- to four-family, multi-family, and commercial mortgage loans and to invest in mortgage-backed and other securities, Small Business Administration ("SBA") and other government agency guaranteed commercial and consumer loans. Because the Company faces strong competition in originating traditional residential mortgage loans, the Company has emphasized other forms of lending, including the purchase of SBA and other government agency guaranteed loans and commercial real estate loans, including farms.

The principal sources of funds for the Company's lending and investing activities are deposits, the repayment and maturity of loans, the maturity and call of securities and Federal Home Loan Bank ("FHLB") advances. The principal source of income is interest on loans and mortgage-backed and investment securities and the principal expense is interest paid on deposits and FHLB advances.

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

                                                                           For the Years Ended March 31,
                                             ---------------------------------------------------------------------------------------
                                                                   2001                                        2000
                                             --------------------------------------------  -----------------------------------------
                                                  Average                         Average        Average                   Average
                                                  Balance        Interest      Yield/Cost        Balance     Interest     Yield/Cost
                                                  -------        --------      ----------        -------     --------     ----------
                                                                 (Actual)                                    (Actual)
                                                                              (Dollars in Thousands)
Interest-earning assets:
   Loans receivable(1).....................      $ 53,787        $  3,973            7.39%      $ 59,521      $ 4,316          7.25%
   Mortgage-backed securities..............        56,701           3,961            6.99         57,689        3,733          6.47
   Investment securities...................        27,421           1,892            6.90         26,006        1,717          6.60
   Other interest-earning assets(2)........         5,324             322            6.05          5,423          319          5.88
                                                 --------         -------                       --------      -------
      Total interest-earning assets........       143,233          10,148            7.08        148,639       10,085          6.78
                                                                  -------                                     -------
Noninterest-earning assets.................         6,779                                          6,064
                                                 --------                                       --------
      Total assets.........................      $150,012                                       $154,703
                                                 ========                                       ========
Interest-bearing liabilities:
   Deposit accounts:
      NOW accounts . ......................      $  3,888              50            1.29       $  3,959           50          1.26
      Passbook accounts....................        16,512             440            2.66         16,986          454          2.67
      Money market deposit accounts........         3,414              82            2.40          3,567           86          2.41
      Certificates of deposit..............        48,371           2,748            5.68         50,693        2,678          5.28
   Escrow..................................           119               1             .84            133            1           .75
   FHLB advances...........................        48,625           2,692            5.54         50,179        2,619          5.22
   Bonds payable & other borrowings........            --              --              --            541           63         11.65
                                                 --------         -------                       --------      -------
      Total interest-bearing liabilities...       120,929           6,013            4.97        126,058        5,951          4.72
                                                                  -------                                     -------
Noninterest-bearing liabilities............         4,094                                          3,346
                                                 --------                                       --------
      Total liabilities....................       125,023                                        129,404
Stockholders' equity.......................        24,989                                         25,299
                                                 --------                                       --------
      Total liabilities and stockholders' equity $150,012                                       $154,703
                                                 ========                                       ========
Net interest income........................                       $ 4,135                                     $ 4,134
                                                                  =======                                     =======
Interest rate spread(3)....................                                         2.11%                                      2.06%
                                                                                  ======                                     ======
Net yield on interest-earning assets(4)....                                         2.89%                                      2.78%
                                                                                  ======                                     ======
Ratio of average interest-earning assets
    to average interest-bearing liabilities                                       118.44%                                    117.91%
                                                                                  ======                                     ======

----------------------
1 Non-accrual loans are included in the average balance of loans; unpaid interest on non-accrual loans is not included for purposes of determining interest income. At March 31, 2001 and 2000, there were no loans accounted for on a non-accrual basis, therefore, all interest was included in the Company's interest income.
2 Includes interest-bearing deposits in other financial institutions and Federal Home Loan Bank ("FHLB") stock.
3 Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
4 Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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


                                                  Year Ended March 31,                Year Ended March 31,
                                        -----------------------------------  -----------------------------------
                                                     2001 vs. 2000                        2000 vs. 1999
                                        -----------------------------------  -----------------------------------
                                                  Increase (Decrease)                  Increase (Decrease)
                                                        Due to                               Due to
                                        -----------------------------------  -----------------------------------
                                                              Rate/                               Rate/
                                          Volume    Rate     Volume    Net     Volume    Rate    Volume    Net
                                          ------   ------    ------   -----    ------   ------   ------    ----
                                                                            (Dollars in Thousands)
Interest-earning assets:
  Loans receivable .....................   $(416)   $  81    $  (8)   $(343)   $(430)   $ 105    $ (10)   $(335)
  Mortgage-backed securities ...........     (64)     297       (5)     228      375      (71)      (8)     296
  Investment securities ................      93       78        4      175      410       37       12      459
  Other interest-earning assets ........      (6)       9       --        3      (41)      17       (2)     (26)
                                           -----    -----    -----    -----    -----    -----    -----    -----
      Total interest-earning assets ....    (393)     465       (9)      63      314       88       (8)     394
                                           -----    -----    -----    -----    -----    -----    -----    -----
Interest-bearing liabilities:
  NOW accounts .........................      (1)       1       --       --        4       (2)      --        2
  Passbook accounts ....................     (13)      (1)      --      (14)      (2)       2       --       --
  Money market deposit accounts ........      (4)      --       --       (4)     (11)       1       --      (10)
  Certificates of deposit ..............    (123)     202       (9)      70       (6)    (166)      --     (172)
  Escrow ...............................      --       --       --       --       --       (1)      --       (1)
  FHLB advances ........................     (81)     159       (5)      73      389       (8)      (2)     379
  Bonds payable & other borrowings .....     (63)     (63)      63      (63)    (137)      37      (27)    (127)
                                           -----    -----    -----    -----    -----    -----    -----    -----
      Total interest-bearing liabilities    (285)     298       49       62      237     (137)     (29)      71
                                           -----    -----    -----    -----    -----    -----    -----    -----

Net interest income ....................   $(108)   $ 167    $ (58)   $   1    $  77    $ 225    $  21    $ 323
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

Changes in Financial Condition

The Company's total assets of $149,912,000 at March 31, 2001 are reflective of a decrease of $2,720,000 or 1.8%, as compared to $152,632,000 at March 31, 2000.
The decrease in total assets was primarily due to decreases in loans receivable and mortgage-backed and investment securities, partially offset by increases in cash and interest-bearing deposits at other financial institutions.

The decrease in the Company's liabilities was primarily due to decreases in deposits and FHLB advances. Changes in the components of assets, liabilities and equity are discussed herein.

The Company's non-performing loans and assets at March 31, 2001, totaled $30,000, as compared to $48,000 at March 31, 2000.

Loans Receivable, net. Net loans receivable at March 31, 2001 totaled $49,798,000, a decrease of $6,706,000 or 11.9%, as compared to $56,504,000 at
March 31, 2000. The decrease was primarily due to principal repayments of $8.6 million and the sale of $1.4 million one- to four-family and $794,000 insured Federal Housing Administration ("FHA") and Veterans Administration ("VA") mortgage loans, partially offset by purchases of $681,000 Government National Mortgage Association ("GNMA") insured multi-family project loans and United
States Department of Agriculture ("USDA") mortgage loans, $2.0 million SBA loans, and $393,000 USDA non-mortgage loans, and the origination of $215,000 one- to four-family fixed rate mortgages, $639,000 multi-family fixed rate mortgages and $239,000 consumer non-mortgage loans.

Mortgage-backed Securities. Mortgage-backed securities were $55,907,000 at March 31, 2001, a decrease of $3,274,000 or 5.5%, as compared to $59,181,000 at March
31, 2000. The decrease was due to principal repayments and maturities of $10.8 million, as many of the underlying loans refinanced in the low interest rate environment, partially offset by purchases of $7.6 million of securities.

Investment Securities. Investment securities totaled $26,084,000 at March 31, 2001, a decrease of $612,000 or 2.3%, as compared to $26,696,000 at March 31, 2000. The decrease was primarily the result of $3.9 million of repayments, partially offset by purchases of $3.2 million of U.S. Agency securities comprised of bonds, debentures and REMICs.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits, totaled $9,212,000, an increase of $7,486,000 or 433.7% from the prior fiscal year. This increase was primarily due to increases in noninterest-bearing deposits at the Federal Reserve Bank of Cleveland and interest-bearing deposits at the FHLB.

Deposits. Total deposits, after interest credited, decreased by $2,184,000 or 2.9% to $73,399,000 at March 31, 2001, as compared to $75,583,000 at March 31,
2000. The decrease was due to decreases in passbook savings, certificates of deposit and money market accounts, offset by increases in both interest-bearing and noninterest-bearing checking accounts.

FHLB Advances. At March 31, 2001, FHLB advances totaled $48,000,000, a decrease of $1,000,000 or 2.0%, as compared to $49,000,000 at March 31, 2000. The Company uses FHLB advances as a supplement to deposits to fund its purchase of loans and investments.

Stockholders' Equity. The Company's stockholders' equity totaled $25,102,000 at March 31, 2001, as compared to $25,143,000 at March 31, 2000. The decrease of $41,000 or 0.2% was due to the purchase of 138,963 shares of treasury stock at an average cost of $6.86 per share earnings and the payment of dividends, partially offset by earnings. The Company has announced its intention to purchase up to an additional 10% of the shares of common stock held by persons other than Skibo Bancshares, MHC. Any future purchases will decrease stockholders' equity.

Comparison of Operating Results for the Years Ended March 31, 2001 and 2000

Net Income. The Company recorded net income of $1,137,000 for the year ended March 31, 2001, as compared to net income of $1,104,000 for the year ended March 31, 2000. Changes in the components of income and expense are discussed herein.

Net Interest Income. Net interest income increased $1,000 from the prior fiscal year. The average balance of interest- earning assets decreased $5.4 million or 3.6%, however, the average yield earned thereon increased 30 basis points. The average balance of interest-bearing liabilities decreased $5.1 million or 4.1%, however, the average rate paid increased 25 basis points.

The net yield on average interest-earning assets, which represents net interest income as a percentage of average interest- earning assets, increased to 2.89% for the year ended March 31, 2001, from 2.78% for the prior fiscal year.

Interest Income. Interest income totaled $10,148,000 for the year ended March 31, 2001, as compared to $10,085,000 for the year ended March 31, 2000. The $63,000 or 0.6% increase was largely the result of increased income from investment and mortgage-backed securities and a 30 basis point increase in the average yield earned on the total average interest-earning assets, offset somewhat by decreased income from the Company's loan portfolio.

Interest on loans receivable decreased $343,000 or 7.9% in 2001, as compared to the prior fiscal year. This decrease was primarily the result of a $5.7 million decrease in the average balance of loans receivable, partially offset by an increase in the average yield of 14 basis points.

Interest income on mortgage-backed securities increased $228,000 or 6.1% in 2001, as compared to the prior fiscal year. The average balance of mortgage-backed securities decreased $988,000, however, the average yield earned thereon increased 52 basis points.

Interest income on investment securities increased $175,000 or 10.2% for the year ended March 31, 2001, as compared to the prior fiscal year. The increase was primarily due to a $1.4 million increase in the average balance of such securities and an increase in the average yield of 30 basis points.

Interest income on other interest-earning assets increased by $3,000 or 0.9% in 2001, as compared to the prior fiscal year. The increase was primarily due to a 17 basis point increase in the average yield, partially offset by a $99,000 decrease in the average balance of other interest-earning assets.

The average yield on the average balance of interest-earning assets was 7.08% and 6.78% for the years ended March 31, 2001 and 2000, respectively.

Interest Expense. Interest expense totaled $6,013,000 for the year ended March 31, 2001, as compared to $5,951,000 for the year ended March 31, 2000. The $62,000 or 1.0% increase was primarily due to a 25 basis point increase in the average rate paid on interest-bearing liabilities, partially offset by a decrease of $5.1 million in the average balance.

Interest expense on deposits (including escrows) increased $52,000 or 1.6% in 2001, as compared to the prior fiscal year. The increase was primarily due to a 25 basis point increase in the average rate paid on deposits, partially offset by a $3.0 million decrease in the average balance of deposits. See Note 6 to Consolidated Financial Statements.

Interest on FHLB advances increased $73,000 or 2.8% in 2001, as compared to the prior fiscal year. The average balance of FHLB advances decreased $1.6 million or 3.1%, however, the average rate paid thereon increased 32 basis points. The Company uses FHLB advances as a funding source and has in the past used borrowings to supplement deposits, which are the Company's primary source of funds.

Interest on bonds payable and other borrowings, a less significant portion of interest expense, decreased by $63,000 or 100.0%, due to the repayment of the bond in its entirety.

Provision for Loan Losses. The Company's management continually monitors and adjusts its allowance for loan losses based upon its analysis of the loan portfolio. The allowance is typically increased by a provision for loan losses charged against income, the amount of which depends upon an analysis of the changing risks inherent in the Company's loan portfolio. In fiscal 2000, following a review of the adequacy of the allowance for loan losses, the Company determined that the allowance should be reduced by $153,000. Therefore, net income was increased and the allowance for loan losses was reduced by this amount in the fourth quarter of fiscal 2000. A reduction to the loan loss provision is not typical. The decision to make the adjustment was made based on changes in the loan portfolio over time, including a declining balance of loans in general and commercial loans in particular, an increasing percentage of federally insured loans, and various payoffs of certain other credits deemed to be of higher risk. In addition, the adjustment was influenced by the Company's lack of any material loss during recent periods and its determination that it would refrain in the future from increasing significantly the level of commercial loans considered higher risk. In fiscal 2001, the Company determined that the allowance remained adequate and there was no need for further change. While the allowance for loan losses is maintained at a level believed to be adequate, there can be no assurance that the current or future allowance for loan losses will cover actual losses in the portfolio. During the years ended March 31, 2001 and 2000, the Company established provisions for loan losses of $0 and $(150,000), respectively. At March 31, 2001, the Company's allowance for loan losses amounted to $425,000 or 0.9% of total net loans outstanding and 1,416.7% of total non-performing loans. The Company's ratio of non-performing loans to total assets was .02% and .03% at March 31, 2001 and 2000, respectively.

Other Income. During the year ended March 31, 2001, other income decreased $11,000 or 11.5%, as compared to the prior fiscal year.

Other Expenses. Total other expenses decreased $168,000 or 6.5% during the year ended March 31, 2001, as compared to the prior year. The decrease was primarily attributable to a decrease of $136,000 in compensation and employee benefits expense and $23,000 in federal insurance premiums. The decrease in compensation and employee benefits expense was attributable to several factors. The RSP expense decreased $94,000 due to the completion, in fiscal 2000, of the vesting of the awards granted to the executive officers. Executive officers earned their awards over a three year period, while directors, other officers and key employees earned their awards over a five year period Additionally, defined benefit pension plan, Supplemental Employee Retirement Plan (SERP) and Directors Retirement Plan (DRP) costs decreased $99,000. The decrease in defined benefit pension plan costs was due to increased costs, in the prior fiscal year, subsequent to an amendment made to the plan in December 1999. These decreases were offset by increases of $53,000 in compensation and employee benefits expense due to increased salaries and bonuses and $4,000 in ESOP expense. In December 2000, the SERP was amended to allow for lump sum payments from the bank when the executives retire. This change resulted in an increase to the SERP's Projected Benefit Obligation ("PBO") of approximately $500,000 in fiscal 2001, and it is anticipated that this change will result in an increase in the Bank's annual expense of approximately $125,000 for the next four to five years.

Income Tax Expense. The provision for income tax totaled $685,000 for the year ended March 31, 2001, as compared to $710,000 for fiscal 2000. The $25,000 or 3.5% decrease is primarily the result of an increase in the level of non-taxable income at the state level. The Company's effective tax rate amounted to 37.6% and 39.1% for fiscal 2001 and 2000, respectively. See Note 8 to Consolidated Financial Statements.

Market Risk & Asset/Liability Management

Quantitative. The Company does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

Qualitative. The Company's net interest income is sensitive to changes in interest rates, as the rates paid on its interest- bearing liabilities generally change faster than the rates earned on its interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates. Therefore, the interest rate sensitivity of the Company demands constant refinement and further restructuring to maintain an asset and liability structure which can be managed for interest rate risk that exists in the uncertain markets currently in existence. To mitigate the impact of changing interest rates on its net interest income, the Company monitors the interest rate sensitivity of its assets and liabilities on an ongoing basis. Historically, the Company has managed interest rate risk by shortening the repricing and maturity characteristics of its assets and lengthening the repricing and maturity characteristics of its retail deposit base. The Company utilizes the interest rate risk exposure analysis performed by the Office of Thrift Supervision ("OTS") as the primary tool for monitoring its interest rate risk.

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

Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 2001 and the estimated effect thereon of various interest rate changes, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS by the Bank.


                   Net Portfolio Equity Value         NPV as % of PV of Assets
                ----------------------------------- --------------------------
   Change in
Interest Rates
in Basis Points                                                     Basis Point
 (Rate Shock)     Amount     $ Change(1)   % Change  NPV Ratio(2)   Change(3)
 ------------     ------     -----------   --------  ------------   -----------
                               (Dollars in Thousands)

      300       $ 17,672     $ (9,028)       (34)       12.53          (486)
      200         20,503      ( 6,198)       (23)       14.14          (325)
      100         23,587      ( 3,114)       (12)       15.81          (158)
    Static        26,701           --         --        17.39            --
     (100)        29,471        2,770         10        18.71           132
     (200)        31,703        5,002         19        19.69           230
     (300)        34,183        7,482         28        20.73           334

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

At March 31, 2001, the change in NPV as a percentage of portfolio value of total assets is negative 4.0%, which is greater than negative 2.0%, indicating that the Company has a greater than "normal" level of interest rate risk. Generally, during periods of increasing interest rates, the Company's liabilities are expected to reprice faster than its assets, causing a decline in the Company's interest rate spread. This would result from an increase in the Company's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on interest-earning assets would tend to reduce net interest income. The Company's net interest rate spread increased to 2.11% during the fiscal year ending March 31, 2001, as compared to 2.06% for the prior fiscal year.

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

Recent Accounting Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," requires that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. The provisions of this statement, as amended, are effective for the Company for its quarterly and annual reporting beginning April 1, 2001. The Company does not anticipate any material impact on the Company's financial position, results of operations and cash flows subsequent to the effective date of this statement as no such instruments are used by the Company.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 5, 2000. Disclosures about securitization and collateral accepted need not be reported for periods ending on or before December 15, 2000, for which financial statements are presented for comparative purposes. This statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions are not permitted. The company does not anticipate any material impact on the Company's financial position, results of operations and cash flow subsequent to the effective date of this statement.

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

Forward Looking Statements

When used in this Annual Report, or, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communication, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including, but not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic factors affecting the Company's operations. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward looking statements to reflect events or circumstances after the date of statements or to reflect the occurrence of anticipated or unanticipated events.

                          Independent Auditors' Report



The Board of Directors and Stockholders
Skibo Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of Skibo Financial Corp. and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skibo Financial Corp. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/Stokes & Hinds, LLC

Pittsburgh, Pennsylvania
April 25, 2001

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition
                             March 31, 2001 and 2000
                        (In thousands, except share data)

                                                                           March 31,
                                                                    ----------------------
                                                                       2001         2000
                                                                    ---------    ---------
ASSETS

Cash and amounts due from depository institutions ...............   $   1,026    $     446
Interest-bearing deposits with other institutions (note 1) ......       8,186        1,280
Investment securities (note 2):
     Held-to-maturity (market value $25,972 and $24,928) ........      26,084       26,696
Mortgage-backed securities (notes 2 and 7):
     Held-to-maturity (market value $56,551 and $57,840) ........      55,907       59,181
Loans receivable, net (notes 1 and 3) ...........................      49,798       56,504
Accrued interest receivable:
     Investment securities ......................................         496          427
     Mortgage-backed securities .................................         411          410
     Loans receivable ...........................................         452          486
      FHLB stock ................................................        --             43
Federal Home Loan Bank stock, at cost (notes 4 and 7) ...........       2,615        2,615
Premises and equipment, net (note 5) ............................         577          626
Prepaid expenses and other assets ...............................       4,360        3,918
                                                                    ---------    ---------
        Total Assets ............................................   $ 149,912    $ 152,632
                                                                    =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Deposits (note 6) ...............................................   $  73,399    $  75,583
Federal Home Loan Bank advances (note 7) ........................      48,000       49,000
Advances from borrowers for taxes and insurance .................         107          128
Accrued expenses and other liabilities ..........................       3,304        2,778
                                                                    ---------    ---------
        Total Liabilities .......................................     124,810      127,489

Commitments and contingencies (notes 3, 5 and 13)

Stockholders' Equity (notes 9 and 14):

Preferred stock, 5,000,000 authorized; none issued or outstanding          --           --
Common stock, $0.10 par value; 10,000,000 shares authorized;
      3,449,974 and 3,449,974 shares issued
      3,145,280 and 3,286,863 shares outstanding ................         345          345
Additional paid-in capital ......................................       9,745        9,740
Treasury stock, at cost (304,694 shares at March 31, 2001
      and 163,111 shares at March 31, 2000) .....................      (2,087)      (1,119)
Unearned Employee Stock Ownership Plan (ESOP) shares (note 10) ..         (91)        (267)
Unearned Restricted Stock Plan (RSP) shares (note 10) ...........        (100)        (199)
Retained earnings, substantially restricted (note 8) ............      17,290       16,643
                                                                    ---------    ---------
        Total Stockholders' Equity ..............................      25,102       25,143
                                                                    ---------    ---------

        Total Liabilities and Stockholders' Equity ..............   $ 149,912    $ 152,632
                                                                    =========    =========

See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
           Consolidated Statements of Income and Comprehensive Income
                   For the Years Ended March 31, 2001 and 2000
                        (In thousands, except share data)

                                                                             March 31,
                                                                     -------------------------
                                                                         2001          2000
                                                                     -----------   -----------
Interest income:
     Loans receivable ............................................   $     3,973   $     4,316
     Mortgage-backed securities ..................................         3,961         3,733
     Investment securities .......................................         1,892         1,717
     Other .......................................................           322           319
                                                                     -----------   -----------
        Total interest income ....................................        10,148        10,085

Interest expense:
     Deposits (note 6) ...........................................         3,321         3,269
     Federal Home Loan Bank advances .............................         2,692         2,619
     Bonds payable ...............................................            --            63
                                                                     -----------   -----------
        Total interest expense ...................................         6,013         5,951
                                                                     -----------   -----------

        Net interest income ......................................         4,135         4,134

Provision for loan losses (note 3) ...............................            --          (150)
                                                                     -----------   -----------
        Net interest income after provision for loan losses ......         4,135         4,284

Other income:
     Fees and service charges ....................................            35            50
     Other .......................................................            50            46
                                                                     -----------   -----------
        Total other income .......................................            85            96

Other expenses:
     Compensation and employee benefits (note 10) ................         1,878         2,014
     Premises and occupancy costs ................................           212           215
     Federal insurance premiums ..................................            15            38
     Other operating expenses ....................................           293           299
                                                                     -----------   -----------
        Total other expenses .....................................         2,398         2,566
                                                                     -----------   -----------

        Income before income taxes ...............................         1,822         1,814

Provision for income taxes (note 8) ..............................           685           710
                                                                     -----------   -----------
        Net income ...............................................         1,137         1,104

Other comprehensive income:
     Unrealized gain on securities available- for-sale, net of tax            --            --
                                                                     -----------   -----------
        Total comprehensive income ...............................   $     1,137   $     1,104
                                                                     ===========   ===========

Basic earnings per share .........................................   $      0.36   $      0.33
                                                                     ===========   ===========
Diluted earnings per share .......................................   $      0.36   $      0.33
                                                                     ===========   ===========

Weighted average shares outstanding - Basic ......................     3,155,928     3,301,793
Weighted average shares outstanding - Diluted ....................     3,166,015     3,301,793

See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                   For the Years Ended March 31, 2001 and 2000
                        (In thousands, except share data)

                                                   ===============================================================================
                                                           Additional                          Unearned
                                                  Common      Paid-in     Treas.    ESOP            RSP      Retained
                                                   Stock      Capital      Stock  Shares         Shares      Earnings        Total
                                                   -------------------------------------------------------------------------------
Balance at March 31, 1999....................      $ 345      $ 9,755  $    (65)     $ (458)    $ (392)      $ 15,945     $ 25,130

Cash dividends declared, net ($0.30 per share)        --           --         --          --         --          (406)        (406)

Excess of fair value above cost of ESOP shares
 released or committed to be released........         --          (15)        --          --         --            --          (15)

Amortization of ESOP liability...............         --           --         --         191         --            --          191

Amortization of RSP liability................         --           --         --          --        193            --          193

Treasury stock purchased, at cost
  (157,883 shares)...........................         --           --     (1,054)         --         --            --       (1,054)

Net income...................................         --           --         --          --         --         1,104        1,104
                                                   -------------------------------------------------------------------------------

Balance at March 31, 2000....................        345        9,740     (1,119)       (267)      (199)       16,643       25,143

Cash dividends declared, net
  ($0.345 per share regular,
  $0.075 per share special)                           --           --         --          --         --          (490)        (490)

Excess of fair value above cost of ESOP shares
released or committed to be released.........         --            5         --          --         --            --            5

Amortization of ESOP liability...............         --           --         --         176         --            --          176

Amortization of RSP liability................         --           --         --          --         99            --           99

Treasury stock purchased, at cost
  (141,583 shares)...........................         --           --       (968)         --         --            --        ( 968)

Net income...................................         --           --         --          --         --         1,137        1,137
                                                   -------------------------------------------------------------------------------
Balance at March 31, 2001....................      $ 345      $ 9,745  $  (2,087)   $   ( 91)   $  (100)     $ 17,290     $ 25,102
                                                   ===============================================================================

See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                   For the Years Ended March 31, 2001 and 2000
                                 (In thousands)

                                                                                     2001        2000
                                                                                   --------    --------

Operating activities:
Net income .....................................................................   $  1,137    $  1,104
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
     Provision for loan losses .................................................         --        (150)
     Depreciation ..............................................................         73          79
     Compensation expense-ESOP and RSP .........................................        280         369
     Deferred tax benefit ......................................................          4         (75)
     Net amortization of premiums and discounts ................................         75         243
     Decrease in accrued interest receivable ...................................          7         142
     Increase in prepaid expenses ..............................................       (442)       (790)
     Increase in accrued interest payable ......................................         12         (13)
     Increase in accrued income taxes ..........................................        103          92
     Other, net ................................................................        404         493
                                                                                   --------    --------
           Net cash provided by operating activities ...........................      1,653       1,494
                                                                                   --------    --------

Investing activities:
Purchases of premises and equipment ............................................        (24)        (10)
Purchases of investment securities held-to maturity ............................     (3,237)     (5,772)
Purchases of mortgage-backed securities held-to-maturity .......................     (7,608)    (18,395)
Proceeds from maturities/calls and principal repayments of:
     Investment securities held-to-maturity ....................................      3,851       4,143
     Mortgage-backed securities held-to-maturity ...............................     10,838      13,470
Proceeds from sale of loans ....................................................      2,228          --
Loans purchased1 ...............................................................     (3,076)     (3,631)
Net principal repayments on loans ..............................................      7,524      12,486
Increase in Federal Home Loan Bank stock .......................................         --        (150)
                                                                                   --------    --------
             Net cash provided by investing activities .........................     10,496       2,141
                                                                                   --------    --------
Financing activities:
Net decrease in deposits .......................................................     (2,184)     (1,334)
Proceeds from Federal Home Loan Bank advances ..................................     27,000      22,900
Repayment of Federal Home Loan Bank advances ...................................    (28,000)    (23,200)
Principal repayments on bonds payable ..........................................         --      (1,299)

Net decrease in mortgage escrow ................................................        (21)        (15)
Treasury stock purchased .......................................................       (968)     (1,054)
Cash dividends paid ............................................................       (490)       (406)
                                                                                   --------    --------
             Net cash used in financing activities .............................     (4,663)     (4,408)
                                                                                   --------    --------
Net increase (decrease) in cash and cash equivalents ...........................      7,486        (773)
Cash and cash equivalents, beginning of year ...................................      1,726       2,499
                                                                                   --------    --------
Cash and cash equivalents, end of year .........................................   $  9,212    $  1,726
                                                                                   ========    ========


Supplemental  disclosures  of cash flow  information:
Cash paid during the year for:
     Interest ..................................................................   $  6,001    $  5,964
                                                                                   ========    ========
     Income taxes ..............................................................   $    664    $    733
                                                                                   ========    ========

---------------
1 Included in Loans purchased at March 31, 2000 was an $81 loans-in-process disbursement of a prior year purchased construction loan.

      See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                             March 31, 2001 and 2000
                    (Dollars in thousands, except share data)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Skibo Financial Corp. (the "Company") is primarily engaged in the business of attracting retail deposits from the general public through its subsidiary First Carnegie Deposit (the "Bank"), and using such funds primarily to purchase and originate one- to four-family, multi-family and commercial mortgage loans, including farms, and to invest in mortgage-backed and investment securities, Small Business Administration ("SBA") and other agency guaranteed commercial real estate and commercial non-real estate loans. The Company, subject to strong competition from other financial institutions in attracting deposits, uses FHLB advances as a funding source to supplement deposits. The Company is also subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The following comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Skibo Financial Corp., its wholly owned subsidiary, First Carnegie Deposit, and the Bank's wholly owned subsidiaries, Fedcar, Inc. and Carnegie Federal Funding Corporation ("CFFC"). Fedcar, Inc. is a service corporation that is currently inactive. CFFC was a special purpose subsidiary that was formed for the issuance of collateralized mortgage obligations (CMOs). In September 1999, CFFC fully repaid the remaining obligation and was subsequently dissolved. All significant intercompany transactions and balances have been eliminated in consolidation.

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

                  (Dollars in thousands, except per share data)

yield using the interest method and cease if a loan becomes non-performing.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's non-performing loans, excluding certain consumer and single-family residential loans, are considered to be impaired loans. Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. There were no impaired loans at March 31, 2001 and 2000 and no impaired loans throughout fiscal years 2001 and 2000. No impairment reserves were necessary as of March 31, 2001 and 2000, as (i) the estimated value of the underlying collateral exceeded the carrying value of the impaired loan, (ii) the principal portion of the impaired loan is guaranteed by agencies of the federal government, or (iii) there were no impaired loans.
Non-performing consumer and single-family residential loans have been collectively evaluated for impairment. Estimated impairment losses for these loans are based on various factors including past loss experience, recent economic events and conditions and portfolio delinquency rates. No impairment reserves were necessary as of March 31, 2001 and 2000 for the non-performing consumer and single-family residential loans. There was no interest income recognized on impaired loans for the years ended March 31, 2001 and 2000.


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

The Company has a nonqualified, supplemental executive retirement plan ("SERP") and a directors' retirement plan ("DRP") to provide senior management and members of the Board of Directors with benefits in excess of normal pension benefits. Benefits under the SERP are based upon amounts stipulated in the plan document or an amount derived from the participants' final average compensation for the highest three consecutive years, whichever is greater. Benefits vest after 20 years of credited service as defined in the plan document. In December 1999, an amendment was adopted to both the SERP and DRP to only consider calendar years 1999 and earlier in the computation of final average compensation. Benefits under the DRP are based upon a portion of the final average compensation and vest after five years of service as defined in the plan document. Both the SERP and the DRP will be funded through contributions from the Company. The Company has life insurance policies on the lives of the participants. The change in the cash surrender value of the underlying policies is netted against insurance premiums paid in determining expense or income to be recorded in the period. In November 2000, the Board of Directors voted to terminate the DRP. An actuarial firm calculated the lump sum payments due the directors and the value of the life insurance policies held on the lives of the directors. After review, it was determined because of the age of one of the directors and the cost to the Company, it was not beneficial to the Company to cancel his DRP. The director, because of his age and health when the DRP was established, had maintained a separate DRP contract from the other directors. In December 2000, the Company instructed the insurance company holding the policies to transfer the policies (the value equivalent to the lump sum payments calculated by the actuary) on the three remaining directors. The cash surrender value of the policies was $541, of which transfers totaling $335 were made to the directors and the remainder of $206 was returned to the Company. Also in December 2000, the Board of Directors voted to amend the SERP to add as another payment form the option of receiving a distribution of benefits in a lump-sum payment. The SERP provides that the Company will pay benefits under the SERP in a single life annuity, joint and 50% survivor annuity, joint and 100% survivor annuity, term certain annuity or a lump-sum payment.

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

The Company has also formed a Restricted Stock Plan ("RSP"). Awards under the Restricted Stock Plan were made in

                  (Dollars in thousands, except per share data)

recognition of expected future services to the Company by its directors, officers and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Twenty and thirty-three percent of such awards were earned and non-forfeitable at the date of the grant and twenty and thirty-three percent annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year. Executive awards were completed in fiscal 2000.

Skibo Financial Corp. Compensation Plan. The Company adopted a Compensation Plan for directors, officers and employees. The level of compensation is determined based upon the number of unexercised stock options previously awarded under the Company's Stock Option Plan held by such individuals, and the cash dividends paid on the Company Common Stock. It is anticipated that each time a cash dividend is paid on the Company Common Stock, the participant will receive cash compensation; however, the Board of Directors reserves the right to amend, modify, suspend or cancel this plan without prior notice to any participant. See
Note 10 to the Consolidated Financial Statements.

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

The computation of basic and diluted earnings per share is shown in the table below:


                                         March 31,         March 31,
                                           2001              2000
                                       ----------         ----------
      Basic EPS computation:
      Numerator-Net Income .........   $    1,137         $    1,104
      Denominator-Wt Avg common
       shares outstanding ..........    3,155,928          3,301,793
      Basic EPS ....................   $     0.36         $     0.33
                                       ==========         ==========

      Diluted EPS computation:
      Numerator-Net Income .........   $    1,137         $    1,104
      Denominator-Wt Avg common
       shares outstanding ..........    3,155,928          3,301,793
      Dilutive Stock Options .......        9,220               --
      Dilutive Unvested RSP ........          867               --
                                       ----------         ----------
      Weighted avg common shares and
        common stock equivalents ...    3,166,015          3,301,793
      Diluted EPS ..................   $     0.36         $     0.33
                                       ==========         ==========

For the fiscal year ended March 31, 2000, 30,946 RSP shares and 155,246 stock option shares were excluded from the diluted EPS computation due to their anti-dilutive effect. Shares outstanding for the years ended March 31, 2001 and 2000

                  (Dollars in thousands, except per share data)

do not include ESOP shares that were unallocated in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employees Stock Ownership Plans". Unallocated ESOP shares amounted to 13,675 and 40,046 at March 31, 2001 and 2000, respectively.

Reclassification of Comparative Figures

Certain comparative amounts for the prior year have been reclassified to conform to the current year presentation. Such reclassifications did not effect net income.

NOTE 2 - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized costs, estimated market values and contractual maturities (or balloon dates, if applicable) of investment and mortgage-backed securities as of March 31, 2001 and 2000, are summarized below.


Investment securities held-to-maturity are as follows:                            March 31, 2001
                                                       ------------------------------------------------------------
                                                                            Gross          Gross
                                                           Amortized      unrealized      unrealized        Market
                                                            cost            gains          losses           value
                                                       -------------    ------------   -------------       ------
U.S. government and agency obligations:
     Due within one year.............................       $      5           $  --          $   --      $      5
     Due after one year through five years...........            316               2              (1)          317
     Due after five years through ten years..........          2,345              14              (5)        2,354
     Due after ten years.............................         20,792              89            (229)       20,652
State, county and municipal obligations:
     Due after five years through ten years..........            150               7              --           157
     Due after ten years.............................            356              16              --           372
REMIC's
     Due after five years through ten years..........            101              --              --           101
     Due after ten years.............................          1,839              16             (20)        1,835
Other Investments
     Due after five years through ten years..........             90              --              --            90
     Due after ten years.............................             90              --              (1)           89
                                                            --------           -----          ------      --------
                  Total..............................       $ 26,084           $ 144          $ (256)     $ 25,972
                                                            ========           =====          ======      ========

                                                                               March 31, 2000
                                                       -----------------------------------------------------------
                                                                            Gross          Gross
                                                           Amortized      unrealized      unrealized        Market
                                                            cost            gains          losses           value
                                                       -------------    ------------      ----------      --------
U.S. government and agency obligations:
     Due after one year through five years...........       $    226         $    --        $    (2)     $     224
     Due after five years through ten years..........          2,550               2           (142)         2,410
     Due after ten years.............................         21,118              18         (1,499)        19,637
State, county, and municipal obligations:
     Due after five years through ten years..........            150              --             (3)           147
     Due after ten years.............................            356               3             (4)           355
REMIC's
     Due after five years through ten years..........            137              --             --            137
     Due after ten years.............................          1,979               7           (131)         1,855
Other Investments
     Due after five years through ten years..........             90              --             (4)            86
     Due after ten years.............................             90              --            (13)            77
                                                            --------           -----        -------       --------
                  Total..............................       $ 26,696           $  30        $(1,798)      $ 24,928
                                                            ========           =====        =======       ========

                  (Dollars in thousands, except per share data)




Mortgage-backed securities held-to-maturity are as follows:

                                                                               March 31, 2001
                                                       -----------------------------------------------------------
                                                                            Gross          Gross
                                                           Amortized      unrealized      unrealized        Market
                                                            cost            gains          losses           value
                                                       -------------    ------------    ------------       ------
Government National Mortgage Association:
     Due after five years through ten years..........       $     99           $   2          $   --      $    101
     Due after ten years.............................         16,356             266             (10)       16,612
Federal Home Loan Mortgage Corporation:
     Due within one year.............................              4              --              --             4
     Due after one year through five years...........            253               4              --           257
     Due after five years through ten years..........          1,141              36              --         1,177
     Due after ten years.............................         10,682             147             (21)       10,808
Federal National Mortgage Association:
     Due after one year through five years...........            156               2              --           158
     Due after five years through ten years..........            937              20              --           957
     Due after ten years.............................         26,279             311            (113)       26,477
                                                            --------           - ---           -----      --------
        Total........................................       $ 55,907           $ 788           $(144)     $ 56,551
                                                            ========           =====           =====      ========

                                                                               March 31, 2000
                                                       -----------------------------------------------------------
                                                                            Gross          Gross
                                                           Amortized      unrealized      unrealized        Market
                                                            cost            gains          losses           value
                                                       -------------    ------------    ------------       ------
Government National Mortgage Association:
      Due after five years through ten years.........       $    123           $  --        $    (2)      $    121
     Due after ten years.............................         18,570              22           (486)        18,106
Federal Home Loan Mortgage Corporation:
     Due after one year through five years...........            193              --             (1)           192
     Due after five years through ten years..........          1,402               9             (7)         1,404
     Due after ten years.............................         10,083              49           (111)        10,021
Federal National Mortgage Association:
     Due within one year.............................              1              --             --              1
     Due after one year through five years...........            182              --             (3)           179
     Due after five years through ten years..........          1,122               2            (10)         1,114
     Due after ten years.............................         27,505              30           (833)        26,702
                                                            --------           -----        -------       --------
        Total........................................       $ 59,181           $ 112        $(1,453)      $ 57,840
                                                            ========           =====        =======       ========

As  of  March   31,2001,   the   Company  had  firm   commitments   to  purchase
mortgage-backed securities amounting to $654.

                  (Dollars in thousands, except per share data)



NOTE 3 -  LOANS RECEIVABLE

Loans receivable are summarized as follows:

                                                                                   March 31,
                                                                           -------------------------
                                                                               2001            2000
                                                                               ----            ----
Mortgage loans:
     Conventional:
        One- to four-family dwellings............................          $ 15,977        $ 20,557
        Multi-family dwellings...................................             2,894           2,332
     FSA, FHA, and other government
        agency guaranteed........................................            11,159          11,739
     Commercial..................................................             9,771          11,080
                                                                           --------        --------
                  Total mortgage loans...........................            39,801          45,708

     Net unamortized premiums....................................               199             195
     Unearned fees ..............................................               (32)            (36)
                                                                           --------        --------
                  Net mortgage loans.............................            39,968          45,867

Consumer and commercial loans:
     Small Business Administration guaranteed....................             7,580           7,876
     Other government agency guaranteed..........................             1,680           2,073
     Loans secured by savings accounts...........................               425             390
     Other.......................................................               506             621
                                                                           --------        --------
                  Total consumer and commercial loans............            10,191          10,960

     Net unamortized premiums....................................                64             102
                                                                           --------        --------
                  Net consumer and commercial loans..............            10,255          11,062

Allowance for loan losses........................................              (425)           (425)
                                                                           --------        --------
                  Net loans receivable...........................          $ 49,798        $ 56,504
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

As of March 31, 2001 and 2000, the Company had outstanding commitments to fund SBA loans of $356 and $0, respectively.

For the fiscal years ended March 31, 2001 and 2000, there were no loans accounted for on a non-accrual basis; therefore, all interest was recorded and included in the Company's interest income. The Company is not committed to lend additional funds to debtors whose loans have been placed on non-accrual status.

                  (Dollars in thousands, except per share data)

Allowance for Loan Losses

Activity with respect to the allowance for loan losses for the years ended March 31, 2001 and 2000 is summarized as follows:
                                                       2001            2000
                                                      ------          ------


Balance at beginning of period..............           $ 425          $  575
Provision for loan losses...................              --            (150)
Charge-offs.................................              --              --
Recoveries..................................              --              --
                                                       -----          ------
Balance at end of period....................           $ 425          $  425
                                                       =====          ======

NOTE 4 - FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh. The investment is based on a predetermined formula and is carried at cost.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment as of March 31, 2001 and 2000 are summarized by major classification as follows:

                                                               2001        2000
                                                              ------      ------


         Land.......................................          $  209      $  209
         Office buildings and improvements..........             492         492
         Furniture, fixtures and equipment..........             275         337
         Leasehold improvements.....................             122         122
                                                              ------      ------
              Total, at cost........................           1,098       1,160

         Less accumulated depreciation
            and amortization........................             521         534
                                                              ------      ------
              Premises and equipment, net...........          $  577      $  626
                                                              ======      ======


The Company maintains an operating lease with respect to branch office facilities which expires on March 25, 2010. Lease expense approximated $50 and $45 for the fiscal years ending March 31, 2001 and 2000, respectively, and is included in premises and occupancy costs.

Minimum annual lease commitments as of March 31, 2001 are as follows:

               Years ending
               March 31,                  Amount
               ---------                  ------

             2002................        $  50
             2003................           50
             2004................           50
             2005................           50
             2006................           50
             Thereafter..........          220
                                         -----
                  Total..........        $ 470
                                         =====

                  (Dollars in thousands, except per share data)


NOTE 6 - SAVINGS DEPOSITS

Deposit accounts are summarized as follows:

                                                                           March 31,
                                            -------------------------------------------------------------------
                                                          2001                                    2000
                                            --------------------------------        ---------------------------
                                                   Weighte                              Weighted
                                                   average                              average
                                                     rate           Amount               rate          Amount
                                                 -----------        ------            -----------      ------
Passbook accounts                                     2.65 %      $ 16,254               2.66%        $ 16,750
NOW accounts...............................           1.25           4,165               1.25            4,112
Noninterest-bearing checking accounts......             --           1,245                 --            1,067
Money market deposit accounts..............           2.40           3,441               2.40            3,474
Certificates of deposit:
     3.00% to 3.99%........................           3.29              25               3.25               47
     4.00% to 4.99%........................           4.69           1,018               4.68           14,111
     5.00% to 5.99%........................           5.53          29,344               5.42           23,845
     6.00% to 6.99%........................           6.36          16,212               6.14            9,434
     7.00% to 7.99%........................           7.33           1,695               7.30            2,743
                                                                  --------                            --------
           Total...........................                       $ 73,399                            $ 75,583
                                                                  ========                            ========

The aggregate amount of certificates of deposit with a minimum denomination of $100 was $9,759 and $9,954 as of March 31, 2001 and March 31, 2000,
respectively. Amounts in excess of $100 may not be insured by the Savings Association Insurance Fund. The Company does not have any brokered deposits.


The scheduled contractual maturities of certificates of deposit are summarized as follows:

                                                           March 31,
                                                   -----------------------------
                                                      2001              2000
                                                      ----              ----


      Within one year............................  $ 29,693          $ 31,408
      After one year through two years...........     7,761             6,952
      After two years through three years........     2,811             3,567
      After three years through four years.......     1,945             1,126
      After four years through five years........     2,004             1,952
      After five years...........................     4,080             5,175
                                                   --------          --------
              Total..............................  $ 48,294          $ 50,180
                                                   ========          ========


The following table summarizes the interest expense incurred on the respective savings and escrow deposits:

                                                             March 31,
                                                   -----------------------------
                                                     2001                 2000
                                                     ----                 ----


      Passbook accounts..........................  $    440           $   454
      NOW accounts...............................        50                50
      Money market deposit accounts..............        82                86
      Escrow accounts............................         1                 1
      Certificates of deposit....................     2,748             2,678
                                                   --------           -------
              Total..............................  $  3,321           $ 3,269
                                                   ========           =======

                  (Dollars in thousands, except per share data)

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Maturities and interest rates on advances from the Federal Home Loan Bank of Pittsburgh are as follows:


                                               March 31,
                   -------------------------------------------------------------
                                2001                               2000
                   -------------------------------   ---------------------------

    Fiscal Year        Interest                       Interest
    of maturity         rates             Amount       rates              Amount
    -----------        -------            ------      -------             ------

       2001               --            $     --             5.98 %     $    300
       2006               --                  --             5.55 %        3,000
       2008           5.31 - 5.48 %       10,000      5.31 - 5.48 %       10,000
       2009           4.63 - 5.58 %       12,000      4.63 - 5.58 %       15,000
       2010           5.57 - 5.99 %        7,000      5.31 - 5.99 %       15,000
       2011           5.56 - 5.95 %       19,000          --                  --
                                          ------                        --------
                                          48,000                          43,300
  Open Repo Plus          --                  --             6.62 %        5,700
                                        --------                        --------
       Total                            $ 48,000                        $ 49,000
                                        ========                        ========

Advances from the Federal Home Loan Bank are primarily secured by the Company's stock in the Federal Home Loan Bank of Pittsburgh and mortgage-backed securities. These advances are subject to restrictions and penalties in the event of prepayment. The Company also has access to a variable rate line of credit ("Open Repo Plus") with the FHLB, subject to the same collateralization requirements as the advances. At March 31, 2001 and 2000, the Open Repo Plus had an outstanding balance of $0 and $5,700, respectively.


NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following:
                                                             March 31,
                                                     ---------------------------

                                                        2001             2000
                                                        ----             ----
Income tax expense charged to operations:
   Current tax expense:
     Federal.....................................      $ 611            $ 685
     State.......................................         70              100
                                                       -----            -----
                                                         681              785
   Deferred tax provision (benefit):
     Federal.....................................          4              (75)
                                                        ----            -----
        Provision for taxes on income............        685              710

Income tax expense reported in
   stockholders' equity related to
   securities available-for-sale.................         --               --
                                                       -----            -----
        Total income tax expense.................      $ 685            $ 710
                                                       =====            =====

                  (Dollars in thousands, except per share data)


A reconciliation of the expected federal statutory income tax rate to the actual effective tax rate expressed as a percentage of pretax income is summarized as follows:

                                                           March 31,
                                                     ----------------------
                                                      2001           2000
                                                      ----           ----

Expected federal tax rate ....................        34.0%          34.0%
State taxes, net of federal benefit...........         2.5            3.7
Low income housing credit.....................        (1.6)          (1.6)
Other.........................................         2.7            3.0
                                                     -----           ----
                                                      37.6%          39.1%
                                                     =====           ====


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities and the related valuation allowance are as follows:

                                                           March 31,
                                                    -----------------------
                                                     2001             2000
                                                     ----             ----
Deferred tax assets:
     Deferred compensation....................      $ 314            $ 358
     Deferred loan fees.......................          3                4
     Book loan loss reserve ..................        144              144
     Other....................................        106               69
                                                    -----            -----
     Gross deferred tax asset.................        567              575


Deferred tax liabilities:
     Tax loan loss reserve....................       (128)            (144)
     Property, plant, and equipment...........        (12)             (15)
     Other....................................        (26)             (11)
                                                    -----            -----
     Gross deferred tax liability.............       (166)            (170)
                                                    -----            -----
     Net deferred tax asset ..................      $ 401            $ 405
                                                    =====            =====


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

As a result of the special tax treatment accorded the Company under income tax regulations, $1.9 million of balances in retained earnings at March 31, 2001 represent allocations of income to bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. If any portion of that amount is used other than to absorb loan losses (which is not anticipated), taxable income will be generated subject to tax at the rate then in effect.

                  (Dollars in thousands, except per share data)


NOTE 9 - REGULATORY CAPITAL REQUIREMENTS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets, and of total capital (as defined) to risk-weighted assets (as defined). As of March 31, 2001, the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 2001, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. There is no deduction from capital for interest-rate risk.

                                                                                                              To be well
                                                                                                           capitalized under
                                                                                     For capital           prompt corrective
                                                          Actual                  adequacy purposes        action provisions
                                                  ----------------------    -----------------------   ---------------------------
                                                    Amount        Ratio        Amount        Ratio         Amount        Ratio
                                                    ------        -----        ------        -----         ------        -----
As of March 31, 2001:
Total Capital
     (to Risk Weighted Assets).............       $ 24,148        55.0%        $ 3,510         8.0%       $ 4,388         10.0%
Core capital
     (to Adjust Tangible Assets)...........       $ 23,723        15.8%        $ 5,988         4.0%       $ 7,485          5.0%
Tangible capital
     (to Tangible Assets)..................       $ 23,723        15.8%        $ 2,246         1.5%                N/A
Tier 1 Capital
     (to Risk Weighted Assets).............       $ 23,723        54.1%                 N/A               $ 2,633          6.0%

As of March 31, 2000:
Total capital
     (to Risk Weighted Assets).............       $ 24,822        53.8%        $ 3,689         8.0%       $ 4,611         10.0%
Core capital
     (to Adjusted Tangible Assets).........       $ 24,397        16.0%        $ 6,092         4.0%       $ 7,615          5.0%
Tangible capital
     (to Tangible Assets)..................       $ 24,397        16.0%        $ 2,284         1.5%                N/A
Tier 1 Capital
     (to Risk Weighted Assets).............       $ 24,397        52.9%                 N/A               $ 2,767          6.0%


                  (Dollars in thousands, except per share data)

NOTE 10 - BENEFIT PLANS

Pension Plan and  Supplemental  Executive  Retirement  and Directors  Retirement
Plans

The following table sets forth the defined benefit pension plan's and Supplemental Executive Retirement and Directors Retirement Plans' change in benefit obligation and change in fair value of the plans' assets and the plans' funded status for the plan years ended December 31, 2000 and 1999.

                                                       Pension Benefits        SERP/DRP Benefits
                                                       2000        1999        2000        1999
                                                     -------     -------     -------     -------
Change in benefit obligation:
Benefit obligation at beginning of year ..........   $ 1,827     $ 1,542     $ 1,215     $ 1,434
Service cost .....................................       123         154          60          66
Interest cost ....................................       119         100          73          93
Change to PBO due to Amendment ...................        --         787         494         (21)
Actuarial (gain)/loss ............................        25        (756)        380        (357)
Benefits paid ....................................        --          --        (335)         --
                                                     -------     -------     -------     -------
Benefit obligation at end of year ................     2,094       1,827       1,887       1,215
                                                     -------     -------     -------     -------
Change in plan assets:
Fair value of plan assets at beginning of year ...     1,107         852          --          --
Actual return on plan assets .....................        90          42          --          --
Employer contribution ............................       193         213          --          --
Benefits paid ....................................        --          --          --          --
                                                     -------     -------     -------     -------
Fair value of plan assets at end of year .........     1,390       1,107          --          --
                                                     -------     -------     -------     -------
Unfunded liability ...............................      (704)       (720)     (1,887)     (1,215)
Unrecognized transition obligation ...............       128         142         277         311
Unrecognized actuarial (gain)/loss ...............      (283)       (304)        219        (146)
Unrecognized prior period service cost ...........       774         841         525          38
Minimum liability ................................      (208)       (312)       (802)       (178)
                                                     -------     -------     -------     -------
Net amount recognized ............................   $  (293)    $  (353)    $(1,668)    $(1,190)
                                                     =======     =======     =======     =======
Amounts recognized in the statement of financial
   condition consist of:
Prepaid benefit cost .............................   $    --     $    --     $    --     $    --
Accrued benefit liability ........................       (85)        (41)       (866)     (1,012)
Minimum liability ................................      (208)       (312)       (802)       (178)
                                                     -------     -------     -------     -------
Net amount recognized ............................   $  (293)    $  (353)    $(1,668)    $(1,190)
                                                     =======     =======     =======     =======

Pension costs consist of the following components for the years ended March 31, 2001 and 2000:

                                                       Pension Benefits       SERP/DRP Benefits
                                                      2001        2000        2001        2000
                                                     -------     -------     -------     -------
Components of net periodic benefit cost:
Service cost .....................................   $   123     $   154     $    60     $    66
Interest cost ....................................       119         133          73          93
Expected return on plan assets ...................       (77)        (60)         --          --
Amortization of unrecognized transition obligation        13          13          34          57
Recognized prior service cost ....................        67          67           7           9
Recognized actuarial (gain)/loss .................        (9)         --          15          11
                                                     -------     -------     -------     -------
Net periodic benefit cost ........................   $   236     $   307     $   189     $   236
                                                     =======     =======     =======     =======
Weighted average assumptions as of December 31:
Discount rate ....................................      6.50%       6.50%       4.50%       6.50%
Expected return on plan assets ...................      6.50%       6.50%        N/A         N/A
Rate of compensation increase ....................      3.00%       5.00%       3.00%    3.50%/5.00%*

* The rate of compensation increase is 3.50% for the DRP and 5.00% for the SERP.

                  (Dollars in thousands, except per share data)


Employee Stock Ownership Plan ("ESOP")

The Company has an ESOP which covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The ESOP originally borrowed $828 from an independent third party lender to fund the purchase of 8.0% of the shares the Company sold in the minority stock offering. In December 1998, after the Reorganization was accomplished, the Bank refinanced the remaining ESOP loan balance of approximately $501 with the Company. Unreleased ESOP shares collateralize the loan payable to the Company. The ESOP loan bears a rate of 7.75% with a remaining contractual maturity of 6 years. It is anticipated that this loan will be repaid in fiscal year 2002. The ESOP's sources of repayment of the loan shall include dividends on both allocated and unallocated stock held by the ESOP and discretionary cash contributions from the Bank to the ESOP.

Shares are released and allocated to the participants on the basis of a compensation formula. Compensation expense for the years ended March 31, 2001 and 2000 was approximately $181 and $176, respectively. As shares are released from collateral, the Company reports compensation expense based upon the amounts released or committed to be released each year and the shares become outstanding for earnings per share computations.

The following table presents the components of the ESOP shares at March 31, 2001 and 2000:


                                                        2001                2000
                                                        ----                ----

Allocated shares.........................            105,965              77,154
Shares committed to be released..........              4,560               7,000
Unallocated shares.......................             13,675              40,046
                                                     -------             -------
    Total ESOP shares....................            124,200             124,200
                                                     =======             =======

Fair value of ESOP shares ...............          $ 993,600           $ 642,735
                                                     =======             =======


Skibo Financial Corp. Compensation Plan. On September 14, 2000, the Company adopted a Compensation Plan ("Plan") for directors, officers and employees of the Company or the Bank. The level of compensation is determined based upon the number of unexercised stock options previously awarded under the Company's Stock Option Plan held by such individuals, and the cash dividends paid on the Company Common Stock from time to time. It is anticipated that such compensation payable to such plan participants shall be paid each time that a cash dividend is paid on the Company Common Stock, however, the Board of Directors reserves the right to amend, modify, suspend or cancel the Plan at any time without prior notice to any participant. The Plan provides that upon the payment of a cash dividend on the Company Common Stock, the holder of such options shall receive payment of cash in an amount equivalent to the cash dividend payable as if such stock options had been exercised and such Company Common Stock held as of the dividend record date. Such payment of compensation shall expire upon the expiration or exercise of such underlying options. During the year ended March 31, 2001, the Company's total expense for this Plan to all directors, officers and employees was $23,287.

Stock Based Compensation Plans

The Company has two stock-based compensation plans which are described herein. The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting For Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans.

Stock Awards

On April 16, 1998, shareholders approved the Company's "1998 Restricted Stock Plan" (the "Restricted Stock Plan"). Under this plan, up to 4% of the Company's outstanding shares or 62,100 shares could be awarded to directors, officers, or key employees. Generally, between twenty and thirty-three percent of such awards were earned and non-forfeitable

                  (Dollars in thousands, except per share data)

as of the date of the grant and twenty and thirty-three percent are earned annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year. The value of the stock on the award date was $12.40 which was equal to the market price of the stock on the date of purchase. Compensation expense recorded in the consolidated financial statements under this plan for fiscal 2001 and 2000 was $99 and $193, respectively. The unearned compensation expense as of March 31, 2001 and 2000 was approximately $100 and $199, respectively.

Stock Options

On April 16, 1998, shareholders also approved the Company's "1998 Stock Option Plan" (the "Stock Option Plan"). The Stock Option Plan provides for authorizing the issuance of an additional 155,250 shares of common stock. The Board awarded options of 155,246 to officers, directors, and key employees. The exercise price on the date of the award was $13.58 (reflective of the three-for-two stock exchange). However, due to a significant fluctuation in the general market conditions of the Company and similar financial institutions, the original awards were canceled and reissued on October 8, 1998, at the exercise price equal to the fair market value ($6.83) on that date (this price is also reflective of the three- for-two stock exchange). Options were first exercisable at a rate of 50% on the date of the grant and 50% one year later. Options remain exercisable for up to ten years from their date of grant. Because the Company accounts for this stock option plan using APB Opinion 25, no compensation expense has been recorded in the financial statements for this plan. Had compensation cost for this stock option plan been determined based on the fair value at the grant date consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.


                                                         March 31,
                                                 ------------------------
                                                    2001            2000
                                                    ----            ----
Net Income
   As reported..............................      $1,137          $1,104
   Pro forma................................      $1,137          $1,049
Basic earnings per share
   As reported..............................      $ 0.36          $ 0.33
   Pro forma................................      $ 0.36          $ 0.32
Diluted earnings per share
   As reported..............................      $ 0.36          $ 0.33
   Pro forma................................      $ 0.36          $ 0.32

The fair value for the options described above was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000: risk-free interest rate of 4.62%, dividend yield of 5.25%, volatility factors of the expected market price of the Company's common stock of 40% and an average remaining life of the options of 8 1/2 years. The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the effect of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

                  (Dollars in thousands, except per share data)

A summary of the status of the Company's stock option plan as of March 31, 2001 and changes during the year is presented below:

                                                                              March 31,
                                                    -------------------------------------------------------------
                                                            2001                             2000
                                                    -----------------------------   -----------------------------

                                                                 Weighted Average                Weighted Average
                                                                  Exercise Price                   Exercise Price
                                                    Options         On Options      Options         On Options
                                                    -------         ----------      -------         ----------

Outstanding at the beginning of the year........    155,246          $ 6.83         155,246          $ 6.83

Granted.........................................         --              --              --              --
Canceled........................................         --              --              --              --
Reissued........................................         --              --              --              --
Exercised.......................................         --              --              --              --
Forfeited.......................................         --              --              --              --
                                                    -------          ------         -------          ------
Outstanding at year end.........................    155,246          $ 6.83         155,246          $ 6.83
                                                    =======            ====         =======          ======
Options exercisable at year end.................    155,246          $ 6.83         155,246          $ 6.83
                                                    =======            ====         =======          ======
Weighted average fair value of options
granted during the year.........................        N/A                             N/A
                                                        ===                             ===


The following table summarizes the characteristics of stock options outstanding at March 31, 2001:



            Options Outstanding                Options Exercisable
     -------------------------------------   ---------------------------

     Exercise    Remaining     Contractual    Exercise        Number
      Price     Outstanding       Life          Price       Exercisable
      -----     -----------       ----          -----       -----------

      $ 6.83      155,246      7.5 years       $ 6.83        155,246




The following table summarizes the characteristics of stock options outstanding at March 31, 2000:


            Options Outstanding                Options Exercisable
     -------------------------------------   ---------------------------

     Exercise    Remaining     Contractual    Exercise        Number
      Price     Outstanding       Life          Price       Exercisable
      -----     -----------       ----          -----       -----------

      $ 6.83      155,246       8.5 years      $ 6.83         155,246

                  (Dollars in thousands, except per share data)

NOTE 11 - CONCENTRATION OF CREDIT RISK

The Company conducts its business through three offices located in the Pittsburgh and Washington areas of Pennsylvania. As of March 31, 2001 and 2000, the majority of the Company's mortgage loan portfolio was secured by properties located in this geographical area. The Company utilizes established loan underwriting procedures which generally require the taking of collateral to secure loans. Given its underwriting and collateral requirements, the Company does not believe it has significant concentrations of credit risk to any one group of borrowers.

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the financial statements for cash and various interest- bearing deposits approximates those assets' fair values.

Investment and mortgage-backed securities: Fair values for investment and mortgage-backed securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. See Note 2 to consolidated financial statements for a detailed breakdown of these securities.

Loans receivable: The fair values for one- to four-family residential loans are estimated using discounted cash flow analyses using yields from similar products in the secondary markets. The carrying amount of construction loans approximates its fair value given their short-term nature. The fair values of consumer and commercial loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases. The fair values of multi- family and nonresidential mortgages are estimated using discounted cash flow analyses, using interest rates based on a national survey of similar loans. The carrying amount of accrued interest approximates its fair value.

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

                  (Dollars in thousands, except per share data)

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

                                    March 31, 2001           March 31, 2000
                               ----------------------    -----------------------

                               Carrying     Estimated     Carrying     Estimated
                                Value      Fair Value      Value      Fair Value
                                -----      ----------      -----      ----------

Loans receivable.............. $ 49,798      $ 51,440     $ 56,504      $ 59,642
Deposits......................   73,399        73,899       75,583        74,579
FHLB advances.................   48,000        49,730       49,000        48,350

NOTE 13 - CONTINGENCIES

The Company is subject to asserted and unasserted claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 14 - REORGANIZATION

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

NOTE 15 - SEGMENT REPORTING

Skibo Financial Corp. through its wholly owned subsidiary First Carnegie Deposit, performs traditional banking services. These financial services include making loans to individuals and businesses, offering an array of deposit products and investing in marketable securities. Two of its offices are located in Allegheny County with one in Washington County. The operating results of the Company as a single entity are used by management in making operating decisions. Therefore, the consolidated financial statements, as presented, represent the results of a single financial services segment.

                  (Dollars in thousands, except per share data)



NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                             Three Months Ended
                                               -------------------------------------------------
                                               June 30    September 30   December 31    March 31
                                               -------    ------------   -----------    --------
Fiscal 2001
    Interest income ........................   $ 2,561       $ 2,556       $ 2,542       $ 2,489
    Interest expense .......................     1,487         1,504         1,532         1,490
                                               -------       -------       -------       -------
    Net interest income before provision for
        loan losses ........................     1,074         1,052         1,010           999
    Noninterest income .....................        26            18            22            19
    Noninterest expense ....................       605           578           621           594
                                               -------       -------       -------       -------
    Income before income taxes .............       495           492           411           424
    Provision for income taxes .............       212           155           159           159
                                               -------       -------       -------       -------

    Net income .............................   $   283       $   337       $   252       $   265
                                               =======       =======       =======       =======

    Basic earnings per share(1) ............   $  0.09       $  0.11       $  0.08       $  0.08
                                               =======       =======       =======       =======
    Diluted earnings per share(1) ..........   $  0.09       $  0.11       $  0.08       $  0.08
                                               =======       =======       =======       =======

Fiscal 2000
    Interest income ........................   $ 2,486       $ 2,516       $ 2,539       $ 2,544
    Interest expense .......................     1,473         1,485         1,497         1,496
                                               -------       -------       -------       -------
    Net interest income before provision for
          loan losses ......................     1,013         1,031         1,042         1,048
    Provision for loan losses ..............         1             1             1          (153)
    Noninterest income .....................        28            21            22            25
    Noninterest expense ....................       639           624           599           704
                                               -------       -------       -------       -------
    Income before income taxes .............       401           427           464           522
    Provision for income taxes .............       174           141           184           211
                                               -------       -------       -------       -------

    Net income .............................   $   227       $   286       $   280       $   311
                                               =======       =======       =======       =======

    Basic earnings per share(1) ............   $  0.07       $  0.08       $  0.09       $  0.10
                                               =======       =======       =======       =======
    Diluted earnings per share(1) ..........   $  0.07       $  0.08       $  0.09       $  0.10
                                               =======       =======       =======       =======

---------------
(1) Quarterly earnings per share may vary from annual earnings per share due to rounding.

                  (Dollars in thousands, except per share data)

NOTE 17 - SKIBO FINANCIAL CORP. FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Following is the condensed statement of financial condition as of March 31, 2001 and 2000, and the condensed statements of income and cash flows for the fiscal years ended March 31, 2001 and 2000.


                   CONDENSED STATEMENTS OF FINANCIAL CONDITION


                                                            March 31,
                                                       ------------------
                                                         2001      2000
                                                       --------   -------
ASSETS
Interest-earning deposits with subsidiary bank ......  $  1,210   $   197
Investment in subsidiary bank .......................    23,723    24,397
Loans receivable ....................................       415       705
Accrued interest receivable and other assets ........        30        47
                                                        -------   -------
           Total assets .............................   $25,378   $25,346
                                                        =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities ...................................   $   179   $   121
Stockholders' equity ................................    25,199    25,225
                                                        -------   -------
           Total liabilities and stockholders' equity   $25,378   $25,346
                                                        =======   =======




                         CONDENSED STATEMENTS OF INCOME


                                                            March 31,
                                                       ------------------
                                                         2001       2000
                                                       -------    -------
INCOME
Interest income .................................      $    58    $    76
Dividend income .................................        2,087        943
                                                       -------    -------
           Total income .........................        2,145      1,019

OTHER OPERATING EXPENSES
Income before equity in undistributed earnings of
      subsidiary ................................        2,096        957
Equity in undistributed earnings of subsidiary ..         (953)       155
                                                       -------    -------
           Income before income taxes ...........        1,143      1,112
Provision for income taxes ......................            6          8
                                                       -------    -------

           Net income ...........................      $ 1,137    $ 1,104
                                                       =======    =======

                  (Dollars in thousands, except per share data)



                       CONDENSED STATEMENTS OF CASH FLOWS


                                                                       March 31,
                                                                ------------------------
                                                                    2001         2000
                                                                    ----         ----

Operating activities:
Net income ....................................................   $  1,137    $  1,104
Adjustments to reconcile net income to cash
      provided by (used in) operating activities:
     Equity in undistributed earnings of subsidiary ...........        953        (155)
     Decrease in accrued interest receivable ..................          4           4
     Decrease in prepaid expenses .............................          1           4
     Increase in accrued income tax payable ...................         10           9
     Other ....................................................         61          (7)
                                                                  --------    --------
        Net cash provided by operating activities .............      2,166         959
                                                                  --------    --------

Investing activities:
Loans originated ..............................................         --          --
Principal repayments on loans .................................        290         301
                                                                  --------    --------
        Net cash provided by investing activities .............        290         301
                                                                  --------    --------

Financing:
Treasury Stock Purchased ......................................       (953)     (1,037)
Cash dividends paid ...........................................       (490)       (406)
Refinancing of ESOP loan ......................................         --          --
Capital contribution from Bank ................................         --          --
                                                                  --------    --------
        Net cash used in financing activities .................     (1,443)     (1,443)
                                                                  --------    --------

Net increase (decrease) in cash and cash equivalents ..........       1013        (183)
Cash and cash equivalents, beginning of period ................        197         380
                                                                  --------    --------
Cash and cash equivalents, end of period ......................   $  1,210    $    197
                                                                  ========    ========

Stock Market Information

Skibo Financial Corp.'s common stock is currently traded on the Nasdaq SmallCap Market under the trading symbol of "SKBO." The number of stockholders of record of common stock as of March 31, 2001 was approximately 302. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 31, 2001, the Company had 3,155,763 shares outstanding. The following table illustrates Skibo Financial Corp's. high and low closing stock price on the Nasdaq SmallCap market and the cash dividend per share declared during fiscal 2001 and 2000:

               March 31, 2001                                 March 31, 2000
               --------------                                 --------------
   Quarter     High       Low   Cash Dividend     Quarter     High       Low   Cash Dividend
   -------     ----       ---   -------------     -------     ----       ---   -------------
     QI       6.875     5.125      $ 0.150          QI       8.078     5.500      $ 0.075
     QII      8.000     6.188        0.075          QII      6.625     5.625        0.075
     QIII     7.875     6.550        0.075          QIII     6.938     5.625        0.075
     QIV      8.750     6.625        0.120          QIV      6.438     5.000        0.075


The Company may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Company's Reorganization from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision.

The Company had paid a regular quarterly cash dividend of $0.075 since becoming a public company on April 4, 1997. In the first quarter of fiscal 2001, the Company paid a special cash dividend of $0.075. In the fourth quarter of fiscal 2001, the Board of Directors increased the regular quarterly dividend to $0.12 per share payable on April 12, 2001. Skibo Bancshares, M.H.C. waived the receipt of dividends on its 1,897,500 shares for each cash dividend declared during the year.


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

John T. Mendenhall                                         INDEPENDENT AUDITORS
Sole Practitioner                                          Stokes & Hinds, LLC
General Dentist                                            9401 McKnight Road
                                                           Pittsburgh, Pennsylvania 15237
Alexander J. Senules
President
Senex Explosives, Inc. & Blasting Products, Inc.

SPECIAL COUNSEL                                            TRANSFER AGENT AND REGISTRAR
Malizia Spidi & Fisch, PC                                  Registrar and Transfer Company
1100 New York Avenue, N.W.                                 10 Commerce Drive
Suite 340 West                                             Cranford, New Jersey 07016-3572
Washington, DC 20005                                       (800) 368-5948

------------------------------------------------------------------------------------------

The Company's Annual Report for the Year Ended March 31, 2001 filed with the Securities and Exchange Commission on Form 10-KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Secretary of the Company at 242 East Main Street, Carnegie, Pennsylvania 15106 or visit our website at www.skibofin.com and choose "Stockholder Reports". Copies of any exhibits to the Form 10-KSB are available at cost.

The Annual Meeting of Stockholders will be held on July 19, 2001 at 9:00 a.m. at Southpointe Golf Club, 360 Southpointe Boulevard, Canonsburg, PA 15317.