Form 10KSB, Exhibit 13
period 2002-03-31
SKIBO FINANCIAL CORP
filed 2002-06-07
CIK 1072685

SKIBO FINANCIAL CORP.
                  THE HOLDING COMPANY OF FIRST CARNEGIE DEPOSIT


                               2002 ANNUAL REPORT

--------------------------------------------------------------------------------

                              SKIBO FINANCIAL CORP.
                               2002 ANNUAL REPORT

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

                              SKIBO FINANCIAL CORP.




To Our Stockholders:

I am pleased to report on the activities of the past year for Skibo Financial Corp., and its wholly owned subsidiary, First Carnegie Deposit. During fiscal year 2002, the Company has experienced significant growth in its assets and deposits, and a more than doubling of our share price.

Assets increased a solid $5,206,000 or 3.5% during the fiscal year. Deposit growth was also very strong, an increase of $5,121,000 or 7.0% as compared to the prior fiscal year. Our stock price rose from a low of $5.13 in the first quarter of fiscal 2001, to a high of $13.10 in the fourth quarter of fiscal 2002.

Net income dropped to $550,000 as compared to $1,137,000 for the prior fiscal year, due in part to the declining economy and the resulting interest rate reductions by the Federal Reserve. The precipitous fall of interest rates triggered a rapid prepayment of loans and securities; and the consequent reinvestment of these cash flows at much lower rates resulted in an $892,000 or 21.6% decrease in net interest income.

The quality of our loan portfolio and other assets remained excellent. The Company's ratios of non- performing loans to total assets, and non-performing loans to total net loans were .07% and .25%, respectively. The Company currently has no property held in Real Estate Owned.

Skibo Financial Corp. reinvested much of its cash flow and new deposits into mortgage-backed securities, which increased the securities portfolio by $22,157,000 or 39.6%. Investing in this type of security has a dual positive effect: safety; mortgage-backed securities have a quasi-government guarantee or are direct obligations of the United States Government; and, Net Portfolio Value ("NPV"); the purchase of this type of security has greatly enhanced our NPV (refer to page 9).

Stockholders' equity remains high, totaling $24,611,000 at March 31, 2002, as compared to $25,102,000 at March 31, 2001. The decrease of $491,000 was due to the purchase of 15,130 treasury shares at an average cost of $8.92 per share, and the payment of four regular dividends and two special dividends, totaling $1,121,000, which increased our dividend payout ratio to 488.89%, as compared to 116.67% for the prior fiscal year.

As always, the Board of Directors, Officers, and employees of Skibo Financial Corp. would like to thank all of our shareholders for their ongoing support. We shall continuously strive to enhance shareholder value.


Sincerely,



/s/Walter G. Kelly
------------------
Walter G. Kelly
President and Chief Executive Officer

                              SKIBO FINANCIAL CORP.
                        SELECTED FINANCIAL AND OTHER DATA

Selected Financial Condition Data (In thousands)
-------------------------------------------------------------------------------------------------------------------------------
At March 31,                                           2002             2001            2000             1999              1998
-------------------------------------------------------------------------------------------------------------------------------
Total assets.................................      $155,118         $149,912        $152,632         $155,056          $148,132
Loans receivable, net........................        45,865           49,798          56,504           65,309            67,884
Mortgage-backed securities...................        78,064           55,907          59,181           54,365            54,315
Investment securities........................        17,421           26,084          26,696           25,087            15,777
Cash and cash equivalents....................         4,577            9,212           1,726            2,499             3,271
Deposits.....................................        78,520           73,399          75,583           76,917            77,226
FHLB advances................................        48,000           48,000          49,000           49,300            41,300
Bonds payable................................            --               --              --            1,299             1,618
Stockholders' equity1........................        24,611           25,102          25,143           25,130            24,980
===============================================================================================================================

Selected Operating Data (In thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                   2002             2001            2000             1999              1998
-------------------------------------------------------------------------------------------------------------------------------
Interest income..............................      $  9,160        $  10,148      $   10,085        $   9,691          $ 10,131
Interest expense.............................         5,917            6,013           5,951            5,880             6,167
                                                   --------        ---------      ----------        ---------          --------
Net interest income..........................         3,243            4,135           4,134            3,811             3,964
Provision for loan losses....................            --               --            (150)              25                60
                                                   --------        ---------      ----------        ---------          --------
Net interest income after provision for
         loan losses.........................         3,243            4,135           4,284            3,786             3,904
Total other income...........................           172               85              96               86               329
Total other expenses.........................         2,645            2,398           2,566            2,689             2,516
                                                      -----            -----           -----            -----             -----
Income before income taxes...................           770            1,822           1,814            1,183             1,717
Provision for income taxes...................           220              685             710              456               748
                                                   --------        ---------      ----------        ---------          --------
Net income...................................      $    550        $   1,137      $    1,104        $     727          $    969
                                                   ========        =========      ==========        =========          ========
Basic earnings per share1....................      $   0.18        $    0.36      $     0.33        $    0.22          $   0.29
Diluted earnings per share1.................       $   0.17        $    0.36      $     0.33        $    0.22          $   0.29
===============================================================================================================================

  Selected Financial Ratios and Other Data
-------------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                     2002             2001             2000            1999            1998
-------------------------------------------------------------------------------------------------------------------------------
Return on average assets.....................             .36%             .76%             .71%            .49%           .66%
Return on average equity.....................            2.21             4.55             4.36            2.94           3.95
Average equity to average assets.............           16.25            16.66            16.35           16.60          16.64
Stockholders' equity to assets at
    period end ..............................           15.87            16.74            16.47           16.21          16.86
Net interest rate spread.....................            1.48             2.11             2.06            1.87           1.96
Net yield on average interest-earning assets.            2.22             2.89             2.78            2.66           2.79
Non-performing assets to total assets........             .07              .02              .03             .53            .77
Loan loss allowance to total loans (net).....             .92              .85              .75             .88            .81
Non-performing loans to total loans (net)....             .25              .06              .08            1.25           1.66
Dividend payout ratio........................          488.89           116.67            90.91          113.64          68.97
===============================================================================================================================

----------------------
1 On October 29, l998, a mid-tier stock holding company ("Company") was formed and stock was exchanged on a three-for-two basis. All prior per share numbers have been restated.

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

                                                                           For the Years Ended March 31,
                                             ---------------------------------------------------------------------------------------
                                                                   2002                                        2001
                                             --------------------------------------------  -----------------------------------------
                                                  Average                         Average        Average                   Average
                                                  Balance        Interest      Yield/Cost        Balance     Interest     Yield/Cost
                                                  -------        --------      ----------        -------     --------     ----------
                                                                 (Actual)                                    (Actual)
                                                                              (Dollars in Thousands)

Interest-earning assets:
   Loans receivable(1).....................     $  48,668         $ 3,422            7.03%    $   53,787     $  3,973         7.39%
   Mortgage-backed securities..............        64,938           4,002            6.16         56,701        3,961         6.99
   Investment securities...................        20,936           1,316            6.29         27,421        1,892         6.90
   Other interest-earning assets(2)........        11,386             420            3.69          5,324          322         6.05
                                                  -------           -----                       --------      -------
      Total interest-earning assets........       145,928           9,160            6.28        143,233       10,148         7.08
                                                                  -------                                    --------
Noninterest-earning assets.................         7,126                                          6,779
                                                ---------                                      ---------
      Total assets.........................     $ 153,054                                      $ 150,012
                                                =========                                      =========
Interest-bearing liabilities:
   Deposit accounts:
      NOW accounts . ......................     $   4,152              48            1.16      $   3,888           50         1.29
      Passbook accounts....................        17,187             441            2.57         16,512          440         2.66
      Money market deposit accounts........         3,436              82            2.39          3,414           82         2.40
      Certificates of deposit..............        50,470           2,685            5.32         48,371        2,748         5.68
   Escrow..................................            84               1            1.19            119            1          .84
   FHLB advances...........................        48,000           2,660            5.54         48,625        2,692         5.54
                                                  -------           -----                        -------        -----
      Total interest-bearing liabilities...       123,329           5,917            4.80        120,929        6,013         4.97
                                                                  -------                                    --------
Noninterest-bearing liabilities............         4,854                                          4,094
                                                ---------                                      ---------
      Total liabilities....................       128,183                                        125,023
Stockholders' equity.......................        24,871                                         24,989
                                                ---------                                      ---------
      Total liabilities and
        stockholders' equity...............     $ 153,054                                      $ 150,012
                                                =========                                      =========
Net interest income........................                       $ 3,243                                    $  4,135
                                                                  =======                                    ========
Interest rate spread(3)....................                                          1.48%                                    2.11%
                                                                                   ======                                   ======
Net yield on interest-earning assets(4)....                                          2.22%                                    2.89%
                                                                                   ======                                   ======
Ratio of average interest-earning assets
    to average interest-bearing liabilities                                        118.32%                                  118.44%
                                                                                   ======                                   ======

-------------------
1 Non-accrual loans are included in the average balance of loans; unpaid interest on non-accrual loans is not included for purposes of determining interest income. At March 31, 2002 and 2001, there were no loans accounted for on a non-accrual basis, therefore, all interest was included in the Company's interest income.
2 Includes interest-bearing deposits in other financial institutions and Federal Home Loan Bank ("FHLB") stock.
3 Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
4 Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

                                                Year Ended March 31,                 Year Ended March 31,
                                       -------------------------------------  ---------------------------------
                                                   2002 vs. 2001                        2001 vs. 2000
                                       -------------------------------------  ---------------------------------
                                                 Increase (Decrease)                 Increase (Decrease)
                                                      Due to                              Due to
                                       -------------------------------------  ---------------------------------
                                                            Rate/                                Rate/
                                           Volume   Rate    Volume      Net   Volume    Rate    Volume      Net
                                           ------  ------   ------     -----  ------   ------   ------     ----
                                                                 (Dollars in Thousands)
Interest-earning assets:
  Loans receivable .....................   $(378)   $(191)   $  18    $(551)   $(416)   $  81    $  (8)   $(343)
  Mortgage-backed securities ...........     575     (466)     (68)      41      (64)     297       (5)     228
  Investment securities ................    (447)    (168)      39     (576)      93       78        4      175
  Other interest-earning assets ........     367     (126)    (143)      98       (6)       9       --        3
                                           -----    -----    -----    -----    -----    -----    -----    -----
      Total interest-earning assets ....     117     (951)    (154)    (988)    (393)     465       (9)      63
                                           -----    -----    -----    -----    -----    -----    -----    -----

Interest-bearing liabilities:
  NOW accounts .........................       3       (5)      --       (2)      (1)       1       --       --
  Passbook accounts ....................      18      (16)      (1)       1      (13)      (1)      --      (14)
  Money market deposit accounts ........       1       (1)      --       --       (4)      --       --       (4)
  Certificates of deposit ..............     119     (175)      (7)     (63)    (123)     202       (9)      70
  Escrow ...............................      --       --       --       --       --       --       --       --
  FHLB advances ........................     (35)       3       --      (32)     (81)     159       (5)      73
  Bonds payable & other borrowings .....     (--)     (--)      --      (--)     (63)     (63)      63      (63)
                                           -----    -----    -----    -----    -----    -----    -----    -----
      Total interest-bearing liabilities     106     (194)      (8)     (96)    (285)     298       49       62
                                           -----    -----    -----    -----    -----    -----    -----    -----

Net interest income ....................   $  11    $(757)   $(146)   $(892)   $(108)   $ 167    $ (58)   $   1
                                           =====    =====    =====    =====    =====    =====    =====    =====

                                        5

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

Changes in Financial Condition

The Company's total assets of $155,118,000 at March 31, 2002 are reflective of an increase of $5,206,000 or 3.5%, as compared to $149,912,000 at March 31, 2001. The increase in total assets was primarily due to increases in mortgage-backed securities, partially offset by decreases in loans receivable, investment securities, cash and interest-bearing deposits at other financial institutions.

The increase in the Company's liabilities was primarily due to increases in deposits, accrued expenses and other liabilities. Changes in the components of assets, liabilities and equity are discussed herein.

The Company's non-performing loans and assets at March 31, 2002, totaled $113,000, as compared to $30,000 at March 31, 2001.

Loans Receivable, net. Net loans receivable at March 31, 2002 totaled $45,865,000, a decrease of $3,933,000 or 7.9%, as compared to $49,798,000 at
March 31, 2001. The decrease was primarily due to principal repayments of $16.2 million, partially offset by purchases of $4.2 million conventional one- to four-family fixed rate mortgages, $230,000 Veterans Administration ("VA") and $1.0 million Federal Housing Administration ( "FHA") one- to four-family fixed rate mortgages, $369,000 Government National Mortgage Association ("GNMA") multi-family project loans, $5.0 million United States Department of Agriculture ("USDA") mortgage loans and $1.0 million SBA loans, and the origination of $97,000 one- to four-family fixed rate mortgages and $272,000 consumer loans.

Mortgage-backed Securities. Mortgage-backed securities totaled $78,064,000 at March 31, 2002, an increase of $22,157,000 or 39.6%, as compared to $55,907,000 at March 31, 2001. The increase was due to purchases of $46.1 million Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and GNMA securities, partially offset by principal repayments and maturities of $24.1 million.

Investment Securities. Investment securities totaled $17,421,000 at March 31, 2002, a decrease of $8,663,000 or 33.2%, as compared to $26,084,000 at March 31,
2001. The decrease was primarily the result of $17.9 million of principal repayments, partially offset by purchases of $9.2 million U.S. Agency securities comprised of bonds, notes, debentures, SBA pools and REMICs.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits, totaled $4,577,000, a decrease of $4,635,000 or 50.3% from the prior fiscal year. This decrease was primarily due to decreases in noninterest-bearing deposits at a local bank and the Federal Reserve Bank of Cleveland and interest-bearing deposits at the FHLB.

Deposits. Total deposits, after interest credited, increased by $5,121,000 or 7.0% to $78,520,000 at March 31, 2002, as compared to $73,399,000 at March 31,
2001. The increase was primarily due to increases in passbook savings, certificates of deposit, interest-bearing checking, and money market accounts.

FHLB Advances. At March 31, 2002 and 2001, FHLB advances totaled $48,000,000. The Company uses FHLB advances as a supplement to deposits to fund its purchase of loans and investments.

Stockholders' Equity. The Company's stockholders' equity totaled $24,611,000 at March 31, 2002, as compared to $25,102,000 at March 31, 2001. The decrease of $491,000 or 2.0% was due to the payment of four regular and two special cash dividends totaling $1.1 million and the purchase of 15,130 shares of treasury stock at an average cost of $8.92 per share, partially offset by earnings. Any future stock repurchases will decrease stockholders' equity.

Comparison of Operating Results for the Years Ended March 31, 2002 and 2001

Net Income. The Company recorded net income of $550,000 for the year ended March 31, 2002, as compared to net income of $1,137,000 for the year ended March 31, 2001. Changes in the components of income and expense are discussed herein.

Net Interest Income. Net interest income decreased $892,000 or 21.6% from the prior fiscal year. The average balance of interest-earning assets increased $2.7 million or 1.9%, however, the average yield earned thereon decreased 80 basis points. The average balance of interest-bearing liabilities increased $2.4 million or 2.0%, however, the average rate paid decreased 17 basis points.

The net yield on average interest-earning assets, which represents net interest income as a percentage of average interest- earning assets, decreased to 2.22% for the year ended March 31, 2002, from 2.89% for the prior fiscal year.

Interest Income. Interest income totaled $9,160,000 for the year ended March 31, 2002, as compared to $10,148,000 for the year ended March 31, 2001. The $988,000 or 9.7% decrease was largely the result of decreased income from the loan portfolio and investment securities and an 80 basis point decrease in the average yield earned on the total average interest-earning assets.

Interest on loans receivable decreased $551,000 or 13.9% in 2002, as compared to the prior fiscal year. This decrease was primarily the result of a $5.1 million or 9.5% decrease in the average balance of loans receivable and a decrease in the average yield of 36 basis points.

Interest income on mortgage-backed securities increased $41,000 or 1.0% in 2002, as compared to the prior fiscal year. The average balance of mortgage-backed securities increased $8.2 million or 14.5%, however, the average yield earned thereon decreased 83 basis points.

Interest income on investment securities decreased $576,000 or 30.4% for the year ended March 31, 2002, as compared to the prior fiscal year. The increase was primarily due to a $6.5 million or 23.6% decrease in the average balance of such securities and a decrease in the average yield of 61 basis points.

Interest income on other interest-earning assets increased by $98,000 or 30.4% in 2002, as compared to the prior fiscal year. The increase was primarily due to a $6.0 million or 113.9% increase in the average balance of other interest-earning assets, partially offset by a 236 basis point decrease in the average yield earned thereon.

The average yield on the average balance of interest-earning assets was 6.28% and 7.08% for the years ended March 31, 2002 and 2001, respectively.

Interest Expense. Interest expense totaled $5,917,000 for the year ended March 31, 2002, as compared to $6,013,000 for the year ended March 31, 2001. The $96,000 or 1.6% decrease was primarily due to a 17 basis point decrease in the average rate paid on interest-bearing liabilities, partially offset by an increase of $2.4 million or 2.0% in the average balance.

Interest expense on deposits (including escrows) decreased $64,000 or 1.9% in 2002, as compared to the prior fiscal year. The decrease was primarily due to a 27 basis point decrease in the average rate paid on deposits, partially offset by a $3.0 million or 4.2% increase in the average balance of deposits. See Note 6 to Consolidated Financial Statements.

Interest on FHLB advances decreased $32,000 or 1.2% in 2002, as compared to the prior fiscal year. The average balance of FHLB advances decreased $625,000 or 1.3%, but the average rate paid thereon remained the same. The Company uses FHLB advances as a funding source and has in the past used borrowings to supplement deposits, which are the Company's primary source of funds.

Provision for Loan Losses. The Company's management continually monitors and adjusts its allowance for loan losses based upon its analysis of the loan portfolio. The allowance is typically increased by a provision for loan losses charged against income, the amount of which depends upon an analysis of the changing risks inherent in the Company's loan portfolio. While the allowance for loan losses is maintained at a level believed to be adequate, there can be no assurance that the current or future allowance for loan losses will cover actual losses in the portfolio. During the years ended March 31, 2002 and 2001, the Company determined that the allowance was adequate and established no additional provisions for loan losses. At March 31, 2002, the Company's allowance for loan losses amounted to $425,000 or 0.9% of total net loans outstanding and 376.1% of total non-performing loans. The Company's ratio of non-performing loans to total assets was .07% and .02% at March 31, 2002 and 2001, respectively.

Other Income. During the year ended March 31, 2002, other income increased $87,000 or 102.4%, as compared to the prior fiscal year. The increase was primarily attributable to increases in the cash surrender values of insurance policies held on the participants of the Supplemental Executive Retirement Plan ("SERP") and the Directors' Retirement Plan ("DRP").

Other Expenses. Total other expenses increased $247,000 or 10.3% during the year ended March 31, 2002, as compared to the prior year. The increase was primarily attributable to an increase of $283,000 in compensation and employee benefits expense, partially offset by decreases of $15,000 in premises and occupancy expense, $1,000 in federal insurance premiums and $20,000 in other operating expenses. The increase in compensation and employee benefits expense was attributable to several factors. The Restricted Stock Plan ("RSP") expense decreased $4,000 due to a decrease in the unearned RSP shares. The Employee Stock Ownership Plan ("ESOP") expense decreased $56,000 due to a decrease of 12,696 shares allocated under the ESOP. The final ESOP award was completed on December 31, 2001. Compensation and employee benefits expense increased $136,000, primarily due to a $137,000 increase in compensation awarded under the Skibo Financial Corp. Compensation Plan adopted in September 2000. The defined benefit pension plan, SERP and DRP expense increased $207,000, primarily due to the SERP amendments made in December 2000 and September 2001. The result of these amendments will increase the Bank's annual SERP/DRP expense.

Income Tax Expense. The provision for income tax totaled $220,000 for the year ended March 31, 2002, as compared to $685,000 for fiscal 2001. The $465,000 or 67.9% decrease is primarily the result of decreased income. The Company's effective tax rate amounted to 28.6% and 37.6% for fiscal 2002 and 2001, respectively. See Note 8 to Consolidated Financial Statements.

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

Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 2002 and the estimated effect thereon of various interest rate changes, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS by the Bank.


                      Net Portfolio Equity Value       NPV as % of PV of Assets
                 -----------------------------------  --------------------------
   Change in
Interest Rates
in Basis Points                                                      Basis Point
 (Rate Shock)       Amount     $ Change(1)  % Change  NPV Ratio(2)    Change(3)
 ------------       ------     -----------  --------  ------------   -----------
                    (Dollars in Thousands)

      300         $ 18,092      $ (9,287)        (34)      12.52         (481)
      200           21,383        (5,995)        (22)      14.37         (297)
      100           24,432        (2,947)        (11)      15.94         (139)
    Static          27,378            --          --       17.34           --
     (100)          28,936         1,558           6       17.89           56
     (200)          28,936         1,558           6       17.89           56
     (300)          28,936         1,558           6       17.89           56

----------------------
(1) Represents the increase (decrease) of the estimated NPV at the indicated change in interest rates compared to the NPV assuming no change in interest rates.
(2) Calculated as the estimated NPV divided by the present value of total assets. The Bank's PV is the estimated present value of total assets.
(3) Calculated as the increase (decrease) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

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

At March 31, 2002, the change in NPV as a percentage of portfolio value of total assets is negative 3.8%, which is greater than negative 2.0%, indicating that the Company has a greater than "normal" level of interest rate risk. Generally, during periods of increasing interest rates, the Company's liabilities are expected to reprice faster than its assets, causing a decline in the Company's interest rate spread. This would result from an increase in the Company's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on interest-earning assets would tend to reduce net interest income. The Company's net interest rate spread decreased to 1.48% during the fiscal year ending March 31, 2002, as compared to 2.11% for the prior fiscal year.

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

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations", effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of- interests method. Statement No. 141 will have no effect on the Bank's financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. The new statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this Statement. Statement No. 142 will have no effect on the Bank's financial position or results of operations.

In June 2001, the FASB issued Statement No. 143. "Accounting for Asset Retirement Obligations", effective for fiscal years beginning after June 15, 2002. The Statement requires entities to record the fair value of a liability for an asset retirement obligation ("ARO") in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of Statement No. 143 is not expected to have a material effect on the Bank's financial position or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. The Statement replaces FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The primary objectives of this project were to develop one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues using the framework established in SFAS No. 121. Statement No. 144 will have no effect on the Bank's financial position or results of operations.

Effect of Inflation and Changing Prices

The Company's financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services.

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

                              Stokes & Hinds, LLC
                          Certified Public Accountants
                              & Business Advisors



                                    Members:
                      American and Pennsylvania Institutes
                         of Certified Public Accountants

                            Division for CPA Firms:
                              SEC Practice Section



                          Independent Auditors' Report




The Board of Directors and Stockholders
Skibo Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of Skibo Financial Corp. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skibo Financial Corp. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Stokes & Hinds, LLC


Pittsburgh, Pennsylvania
April 19, 2002


                               9401 McKnight Road
                            Pittsburgh, Pennsylvania
                                   15237-6000

                               Phone 412-364-0590
                          Voice Mail 412-364-6070
                                 Fax 412-364-6176

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition
                             March 31, 2002 and 2001
                        (In thousands, except share data)

                                                                            March 31,
                                                                    ----------------------
                                                                       2002         2001
                                                                    ---------    ---------
ASSETS

Cash and amounts due from depository institutions ...............   $     530    $   1,026
Interest-bearing deposits with other institutions (note 1) ......       4,047        8,186
Investment securities (note 2):
     Held-to-maturity (market value $17,184 and $25,972) ........      17,421       26,084
Mortgage-backed securities (notes 2 and 7):
     Held-to-maturity (market value $79,120 and $56,551) ........      78,064       55,907
Loans receivable, net (notes 1 and 3) ...........................      45,865       49,798
Accrued interest receivable:
     Investment securities ......................................         215          496
     Mortgage-backed securities .................................         502          411
     Loans receivable ...........................................         423          452
Federal Home Loan Bank stock, at cost (notes 4 and 7) ...........       2,400        2,615
Premises and equipment, net (note 5) ............................         531          577
Prepaid expenses and other assets ...............................       5,120        4,360
                                                                    ---------    ---------
        Total Assets ............................................   $ 155,118    $ 149,912
                                                                    =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Deposits (note 6) ...............................................   $  78,520    $  73,399
Federal Home Loan Bank advances (note 7) ........................      48,000       48,000
Advances from borrowers for taxes and insurance .................         117          107
Accrued expenses and other liabilities (note 10) ................       3,870        3,304
                                                                    ---------    ---------
        Total Liabilities .......................................     130,507      124,810

Commitments and contingencies (notes 3, 5 and 13)

Stockholders' Equity (notes 9 and 14):

Preferred stock, 5,000,000 authorized; none issued or outstanding          --           --
Common stock, $0.10 par value; 10,000,000 shares authorized;
      3,449,974 and 3,449,974 shares issued
      3,129,551 and 3,145,280 shares outstanding ................         345          345
Additional paid-in capital ......................................       9,778        9,745
Treasury stock, at cost (320,423 shares at March 31, 2002
      and 304,694 shares at March 31, 2001) .....................      (2,227)      (2,087)
Unearned Employee Stock Ownership Plan (ESOP) shares (note 10) ..          --          (91)
Unearned Restricted Stock Plan (RSP) shares (note 10) ...........          (4)        (100)
Retained earnings, substantially restricted (note 8) ............      16,719       17,290
                                                                    ---------    ---------
        Total Stockholders' Equity ..............................      24,611       25,102
                                                                    ---------    ---------

        Total Liabilities and Stockholders' Equity ..............   $ 155,118    $ 149,912
                                                                    =========    =========

      See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
           Consolidated Statements of Income and Comprehensive Income
                   For the Years Ended March 31, 2002 and 2001
                        (In thousands, except share data)

                                                                           March 31,
                                                                     -----------------------
                                                                        2002         2001
                                                                     ----------   ----------
Interest income:
     Loans receivable ............................................   $    3,422   $    3,973
     Mortgage-backed securities ..................................        4,002        3,961
     Investment securities .......................................        1,316        1,892
     Other .......................................................          420          322
                                                                     ----------   ----------
        Total interest income ....................................        9,160       10,148

Interest expense:
     Deposits (note 6) ...........................................        3,257        3,321
     Federal Home Loan Bank advances .............................        2,660        2,692
                                                                     ----------   ----------
        Total interest expense ...................................        5,917        6,013
                                                                     ----------   ----------

        Net interest income ......................................        3,243        4,135

Provision for loan losses (note 3) ...............................           --           --
                                                                     ----------   ----------
        Net interest income after provision for loan losses ......        3,243        4,135

Other income:
     Fees and service charges ....................................           44           35
     Other .......................................................          128           50
                                                                     ----------   ----------
        Total other income .......................................          172           85

Other expenses:
     Compensation and employee benefits (note 10) ................        2,161        1,878
     Premises and occupancy costs ................................          197          212
     Federal insurance premiums ..................................           14           15
     Other operating expenses ....................................          273          293
                                                                     ----------   ----------
        Total other expenses .....................................        2,645        2,398
                                                                     ----------   ----------

        Income before income taxes ...............................          770        1,822

Provision for income taxes (note 8) ..............................          220          685
                                                                     ----------   ----------
        Net income ...............................................          550        1,137

Other comprehensive income:
     Unrealized gain on securities available-for-sale, net of tax.           --           --
                                                                     ----------   ----------
        Total comprehensive income ...............................   $      550   $    1,137
                                                                     ==========   ==========

Basic earnings per share .........................................   $     0.18   $     0.36
                                                                     ==========   ==========
Diluted earnings per share .......................................   $     0.17   $     0.36
                                                                     ==========   ==========

Weighted average shares outstanding - Basic ......................    3,132,207    3,155,928
Weighted average shares outstanding - Diluted ....................    3,187,103    3,166,015

See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                   For the Years Ended March 31, 2002 and 2001
                        (In thousands, except share data)


                                              ====================================================================================
                                                             Additional                        Unearned
                                                  Common      Paid-in     Treas.      ESOP        RSP       Retained
                                                   Stock      Capital     Stock      Shares      Shares     Earnings         Total
                                              ------------------------------------------------------------------------------------

Balance at March 31, 2000....................       $345       $9,740   $(1,119)      $(267)     $(199)       $16,643      $25,143

Cash dividends declared, net
  ($0.345 per share regular,
  $0.075 per share special).................          --           --         --          --         --          (490)        (490)

Excess of fair value above cost of ESOP shares
 released or committed to be released........         --            5         --          --         --            --            5

Amortization of ESOP liability...............         --           --         --         176         --            --          176

Amortization of RSP liability................         --           --         --          --         99            --           99

Treasury stock purchased, at cost
  (141,583 shares)...........................         --           --       (968)         --         --            --         (968)

Net income...................................         --           --         --          --         --         1,137        1,137
                                              ------------------------------------------------------------------------------------

Balance at March 31, 2001....................        345        9,745     (2,087)        (91)      (100)       17,290       25,102

Cash dividends declared, net
($0.48 per share regular, $0.40 per share special)    --           --         --          --         --        (1,121)      (1,121)

Excess of fair value above cost of ESOP shares
released or committed to be released.........         --           33         --          --         --            --           33

Amortization of ESOP liability...............         --           --         --          91         --            --           91

Amortization of RSP liability................         --           --         --          --         96            --           96

Treasury stock purchased, at cost
  (15,729 shares)............................         --           --       (140)         --         --            --         (140)

Net income...................................         --           --         --          --         --           550          550
                                              ------------------------------------------------------------------------------------
Balance at March 31, 2002....................       $345       $9,778    $(2,227)     $   --     $   (4)      $16,719      $24,611
                                              ====================================================================================

  See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                   For the Years Ended March 31, 2002 and 2001
                                 (In thousands)

                                                                                     2002        2001
                                                                                   --------    --------

Operating activities:
Net income .....................................................................   $    550    $  1,137
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
     Provision for loan losses .................................................         --          --
     Depreciation ..............................................................         64          73
     Compensation expense-ESOP and RSP .........................................        220         280
     Deferred tax (benefit) provision ..........................................        (33)          4
     Net amortization (accretion) of premiums and discounts ....................       (222)         75
     Decrease in accrued interest receivable ...................................        219           7
     Increase in prepaid expenses ..............................................       (760)       (442)
     Increase in accrued interest payable ......................................         57          12
     Increase (decrease) in accrued income taxes ...............................       (155)        103
     Other, net ................................................................        693         404
                                                                                   --------    --------
           Net cash provided by operating activities ...........................        633       1,653
                                                                                   --------    --------

Investing activities:
Purchases of premises and equipment ............................................        (18)        (24)
Purchases of investment securities held-to maturity ............................     (9,236)     (3,237)
Purchases of mortgage-backed securities held-to-maturity .......................    (46,103)     (7,608)
Proceeds from maturities/calls and principal repayments of:
     Investment securities held-to-maturity ....................................     17,896       3,851
     Mortgage-backed securities held-to-maturity ...............................     24,129      10,838
Proceeds from sale of loans ....................................................         --       2,228
Loans purchased ................................................................    (11,879)     (3,076)
Net principal repayments on loans ..............................................     15,858       7,524
Decrease in Federal Home Loan Bank stock .......................................        215          --
                                                                                   --------    --------
             Net cash provided by (used in) investing activities ...............     (9,138)     10,496
                                                                                   --------    --------
Financing activities:
Net (decrease) increase in deposits ............................................      5,121      (2,184)
Proceeds from Federal Home Loan Bank advances ..................................         --      27,000
Repayment of Federal Home Loan Bank advances ...................................         --     (28,000)
Net increase (decrease) in mortgage escrow .....................................         10         (21)
Treasury stock purchased .......................................................       (140)       (968)
Cash dividends paid ............................................................     (1,121)       (490)
                                                                                   --------    --------
             Net cash (used in) provided by financing activities ...............      3,870      (4,663)
                                                                                   --------    --------
Net increase (decrease) in cash and cash equivalents ...........................     (4,635)      7,486
Cash and cash equivalents, beginning of year ...................................      9,212       1,726
                                                                                   --------    --------
Cash and cash equivalents, end of year .........................................   $  4,577    $  9,212
                                                                                   ========    ========

Supplemental  disclosures  of cash flow  information:
  Cash paid during the year for:
     Interest ..................................................................   $  5,893    $  6,001
                                                                                   ========    ========
     Income taxes ..............................................................   $    386    $    664
                                                                                   ========    ========

      See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                             March 31, 2002 and 2001
                    (Dollars in thousands, except share data)


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

The following comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Skibo Financial Corp., its wholly owned subsidiary, First Carnegie Deposit, and the Bank's wholly owned subsidiary, Fedcar, Inc. Fedcar, Inc. is a service corporation that is currently inactive. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents. For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand and amounts due from depository institutions and interest-bearing deposits with other institutions.


Investment and Mortgage-Backed Securities. The Company classifies investment and mortgage-backed securities ("securities") into two categories: (1) securities held-to-maturity and (2) securities available-for-sale. The Company has no trading securities. The Company classifies securities as held-to-maturity when it has the ability and positive intent to hold the securities. Securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, computed on the interest method. Securities not identified at the time of purchase as held-to-maturity are classified as available-for-sale. The Company intends to use these securities as part of its asset/liability management strategy and such securities may be sold in response to changes in interest rates, prepayment risk or other factors. Securities available-for-sale (adjusted for amortization of premiums and accretion of discounts, computed on the interest method) are recorded at the estimated fair market value, with aggregate unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. The fair market value is based on quoted market prices where available, dealer quotes, or prices obtained from independent pricing services.

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

                  (Dollars in thousands, except per share data)

A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's non-performing loans, excluding certain consumer and single-family residential loans, are considered to be impaired loans. Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. There were no impaired loans at March 31, 2002 and 2001 and no impaired loans throughout fiscal years 2002 and 2001. No impairment reserves were necessary as of March 31, 2002 and 2001, as (i) the estimated value of the underlying collateral exceeded the carrying value of the impaired loan, (ii) the principal portion of the impaired loan is guaranteed by agencies of the federal government, or (iii) there were no impaired loans.
Non-performing consumer and single-family residential loans have been collectively evaluated for impairment. Estimated impairment losses for these loans are based on various factors including past loss experience, recent economic events and conditions and portfolio delinquency rates. No impairment reserves were necessary as of March 31, 2002 and 2001 for the non-performing consumer and single-family residential loans. There was no interest income recognized on impaired loans for the years ended March 31, 2002 and 2001.

Provision for Loan Losses. Provisions for estimated losses on loans are charged to operations in an amount that results in an allowance for loan losses sufficient, in management's judgment, to cover losses based on management's periodic evaluation of known and inherent risks in the loan portfolio, past loss experience of the Company, current economic conditions, industry loss reserve levels, adverse situations which affect the borrower, the estimated value of any underlying collateral and other relevant factors. Material estimates that are particularly susceptible to significant change in the near- term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses current available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies can require the Company to adjust the allowance based on their judgments about information available to them at the time of their examination.

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

                  (Dollars in thousands, except per share data)

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

The Company has a nonqualified, supplemental executive retirement plan ("SERP") and a director's retirement plan ("DRP") to provide senior management and a member of the Board of Directors with benefits in excess of normal pension benefits. Benefits under the SERP are based upon amounts stipulated in the plan document or an amount derived from the participants' final average compensation for the highest three consecutive years, whichever is greater. Benefits vest after 20 years of credited service as defined in the plan document. In December 1999, an amendment was adopted to both the SERP and DRP to only consider calendar years 1999 and earlier in the computation of final average compensation. Benefits under the DRP are based upon a portion of the final average compensation and vest after five years of service as defined in the plan document. Both the SERP and the DRP will be funded through contributions from the Company. The Company has life insurance policies on the lives of the participants. The change in the cash surrender value of the underlying policies is netted against insurance premiums paid in determining expense or income to be recorded in the period. In November 2000, the Board of Directors voted to terminate the DRP. An actuarial firm calculated the lump sum payments due the directors and the value of the life insurance policies held on the lives of the directors. After review, it was determined because of the age of one of the directors and the cost to the Company, it was not beneficial to the Company to cancel his DRP. The director, because of his age and health when the DRP was established, had maintained a separate DRP contract from the other directors. In December 2000, the Company instructed the insurance company holding the policies to transfer the policies (the value equivalent to the lump sum payments calculated by the actuary) on the three remaining directors. The cash surrender value of the policies was $541, of which transfers totaling $335 were made to the directors and the remainder of $206 was returned to the Company. Also in December 2000, the Board of Directors voted to amend the SERP to add as another payment form the option of receiving a distribution of benefits in a lump-sum payment. The SERP provides that the Company will pay benefits under the SERP in a single life annuity, joint and 50% survivor annuity, joint and 100% survivor annuity, term certain annuity or a lump-sum payment. In September, 2001, an amendment was adopted to the SERP which included a definition of attained age and a change in the tables used to calculate a retirement benefit. The amendment also included a revision to the benefit formula whereas the benefit payable shall now be one-twelfth times eighty (80%) percent times an eligible employee's final average compensation, less the monthly benefit payable under the Pension Plan times the percentage resulting from one hundred percent less twelve and one-half percent times the number of years that the eligible employee's attained age exceeds age 55.

The Company formed an ESOP to reward eligible employees for their service and provide them with greater retirement income. The ESOP covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The Company made annual contributions to the plan based on the recommendations of its consulting actuaries and within income tax rules. The Company made scheduled discretionary payments to the ESOP sufficient to service the debt. The debt was completely repaid on December 31, 2001. The entire 124,200 shares have been allocated to participants based on compensation. Qualifying employees become fully vested upon completion of five years of service. Assets of the plan primarily consist of the Company's stock.

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

                  (Dollars in thousands, except per share data)

The Company has also formed a Restricted Stock Plan ("RSP"). Awards under the Restricted Stock Plan were made in recognition of expected future services to the Company by its directors, officers and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Twenty and thirty-three percent of such awards were earned and non-forfeitable at the date of the grant and twenty and thirty-three percent annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year. Executive awards were completed in fiscal 2000. The completion date for all other awards is April 16, 2002.

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

The computation of basic and diluted earnings per share is shown in the table below:


                                             March 31,            March 31,
                                               2002                 2001
                                            ----------           ----------
        Basic EPS computation:
        Numerator-Net Income ............   $      550           $    1,137
        Denominator-Wt Avg common
         shares outstanding .............    3,132,207            3,155,928
        Basic EPS .......................   $     0.18           $     0.36
                                            ==========           ==========

        Diluted EPS computation:
        Numerator-Net Income ............   $      550           $    1,137
        Denominator-Wt Avg common
         shares outstanding .............    3,132,207            3,155,928
        Dilutive Stock Options ..........       51,097                9,220
        Dilutive Unvested RSP ...........        3,799                  867
                                            ----------           ----------
        Weighted avg common shares and
          common stock equivalents ......    3,187,103            3,166,015
        Diluted EPS .....................   $     0.17           $     0.36
                                            ==========           ==========

                  (Dollars in thousands, except per share data)


Shares outstanding for the years ended March 31, 2001 do not include 13,675 ESOP shares that were unallocated in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employees Stock Ownership Plans". At March 31, 2002, all ESOP shares were allocated.

Reclassification of Comparative Figures

Certain comparative amounts for the prior year have been reclasified to conform to the current year presentation. Such reclassifications did not effect net income.

NOTE 2 - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized costs, estimated market values and contractual maturities (or balloon dates, if applicable) of investment and mortgage-backed securities as of March 31, 2002 and 2001, are summarized below.

Investment securities held-to-maturity are as follows:             March 31, 2002
                                                --------------------------------------------------
                                                                Gross        Gross
                                                 Amortized    unrealized   unrealized       Market
                                                   cost         gains        losses         value
                                                  -------      -------      -------       -------
U.S. government and agency obligations:
     Due within one year ......................   $     2      $    --      $    --       $     2
     Due after one year through five years ....       157            5           --           162
     Due after five years through ten years....       374            8           (1)          381
     Due after ten years ......................    11,888           52         (273)       11,667
State, county and municipal obligations:
     Due after one year through five years.....       150            9           --           159
     Due after five years through ten years....       100            4           --           104
     Due after ten years ......................       257           12           --           269
REMIC's
     Due after ten years ......................     4,308           17          (63)        4,262
Other Investments
     Due after ten years ......................       185           --           (7)          178
                                                  -------      -------      -------       -------
                  Total .......................   $17,421      $   107      $  (344)      $17,184
                                                  =======      =======      =======       =======

                                                                        March 31, 2001
                                                   ------------------------------------------------------
                                                                    Gross          Gross
                                                   Amortized      unrealized     unrealized        Market
                                                     cost           gains          losses          value
                                                    -------        -------        -------         -------
U.S. government and agency obligations:
     Due within one year ......................     $     5        $    --        $    --         $     5
     Due after one year through five years ....         316              2             (1)            317
     Due after five years through ten years....       2,345             14             (5)          2,354
     Due after ten years ......................      20,792             89           (229)         20,652
State, county, and municipal obligations:
     Due after five years through ten years...          150              7             --             157
     Due after ten years .....................          356             16             --             372
REMIC's
     Due after five years through ten years...          101             --             --             101
     Due after ten years .....................        1,839             16            (20)          1,835
Other Investments
     Due after five years through ten years...           90             --             --              90
     Due after ten years .....................           90             --             (1)             89
                                                    -------        -------        -------         -------
                  Total ......................      $26,084        $   144        $  (256)        $25,972
                                                    =======        =======        =======         =======

                  (Dollars in thousands, except per share data)


Mortgage-backed securities held-to-maturity are as follows:

                                                                        March 31, 2002
                                                   ------------------------------------------------------
                                                                    Gross          Gross
                                                   Amortized      unrealized     unrealized        Market
                                                     cost           gains          losses          value
                                                    -------        -------        -------         -------
Government National Mortgage Association:
     Due after five years through ten years         $    71        $     3        $    --         $    74
     Due after ten years ...................         13,721            239            (32)         13,928
Federal Home Loan Mortgage Corporation:
     Due within one year ...................             25              1             --              26
     Due after one year through five years .             71              2             --              73
     Due after five years through ten years             766             35             --             801
     Due after ten years ...................         19,966            280            (15)         20,231
Federal National Mortgage Association:
     Due within one year ...................             41             --             --              41
     Due after one year through five years              210              4             --             214
     Due after five years through ten years             727             19             --             746
     Due after ten years ..................          42,466            571            (51)         42,986
                                                    -------        -------        -------         -------
        Total ..............................        $78,064        $ 1,154        $   (98)        $79,120
                                                    =======        =======        =======         =======

                                                                       March 31, 2001
                                                   ------------------------------------------------------
                                                                    Gross          Gross
                                                   Amortized      unrealized     unrealized        Market
                                                     cost           gains          losses          value
                                                    -------        -------        -------         -------
Government National Mortgage Association:
     Due after five years through ten years.        $    99        $     2        $    --         $   101
     Due after ten years ...................         16,356            266            (10)         16,612
Federal Home Loan Mortgage Corporation:
     Due within one year ...................              4             --             --               4
     Due after one year through five years .            253              4             --             257
     Due after five years through ten years           1,141             36             --           1,177
     Due after ten years ...................         10,682            147            (21)         10,808
Federal National Mortgage Association:
     Due after one year through five years .            156              2             --             158
     Due after five years through ten years             937             20             --             957
     Due after ten years ...................         26,279            311           (113)         26,477
                                                    -------        -------        -------         -------
        Total ..............................        $55,907        $   788        $  (144)        $56,551
                                                    =======        =======        =======         =======

As of March 31,  2002 and 2001,  the Company  had firm  commitments  to purchase
mortgage-backed   and  investment   securities   amounting  to  $620  and  $654,
respectively.

                  (Dollars in thousands, except per share data)



NOTE 3 -  LOANS RECEIVABLE

Loans receivable are summarized as follows:

                                                              March 31,
                                                        --------------------
                                                          2002        2001
                                                        --------    --------
Mortgage loans:
     Conventional:
        One- to four-family dwellings ...............   $ 15,553    $ 15,977
        Multi-family dwellings ......................      2,532       2,894
     FSA, FHA, and other government
        agency guaranteed ...........................     14,485      11,159
     Commercial .....................................      5,701       9,771
                                                        --------    --------
                  Total mortgage loans ..............     38,271      39,801

     Net unamortized premiums .......................        266         199
     Unearned fees ..................................        (28)        (32)
                                                        --------    --------
                  Net mortgage loans ................     38,509      39,968

Consumer and commercial loans:
     Small Business Administration guaranteed .......      6,168       7,580
     Other government agency guaranteed .............        832       1,680
     Loans secured by savings accounts ..............        378         425
     Other ..........................................        364         506
                                                        --------    --------
                  Total consumer and commercial loans      7,742      10,191

     Net unamortized premiums .......................         39          64
                                                        --------    --------
                  Net consumer and commercial loans .      7,781      10,255

Allowance for loan losses ...........................       (425)       (425)
                                                        --------    --------
                  Net loans receivable ..............   $ 45,865    $ 49,798
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

At March 31, 2002 and 2001, the Company had outstanding commitments to purchase loans of $1,008 and $356, respectively.

For the fiscal years ended March 31, 2002 and 2001, there were no loans accounted for on a non-accrual basis; therefore, all interest was recorded and included in the Company's interest income. The Company is not committed to lend additional funds to debtors whose loans have been placed on non-accrual status.

                  (Dollars in thousands, except per share data)

Allowance for Loan Losses

Activity with respect to the allowance for loan losses for the years ended March 31, 2002 and 2001 is summarized as follows:

                                                     2002   2001
                                                     ----   ----


          Balance at beginning of period...          $425   $425
          Provision for loan losses .......            --     --
          Charge-offs .....................            --     --
          Recoveries ......................            --     --
                                                     ----   ----
          Balance at end of period ........          $425   $425
                                                     ====   ====

NOTE 4 - FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh. The investment is based on a predetermined formula and is carried at cost.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment as of March 31, 2002 and 2001 are summarized by major classification as follows:

                                                 2002        2001
                                                ------      ------


         Land ...............................   $  209      $  209
         Office buildings and improvements...      496         492
         Furniture, fixtures and equipment...      256         275
         Leasehold improvements .............      122         122
                                                ------      ------
              Total, at cost ................    1,083       1,098

         Less accumulated depreciation
            and amortization ................      552         521
                                                ------      ------
         Premises and equipment, net.........   $  531      $  577
                                                ======      ======


The Company maintains an operating lease with respect to branch office facilities which expires on November 30, 2009. Lease expense approximated $45 and $50 for the fiscal years ending March 31, 2002 and 2001, respectively, and is included in premises and occupancy costs.

Minimum annual lease commitments as of March 31, 2002 are as follows:

           Years ending
             March 31,                  Amount
             ---------                  ------

             2003................        $  50
             2004................           50
             2005................           51
             2006................           54
             2007................           54
             Thereafter..........          145
                                         -----
                  Total..........        $ 404
                                         =====

                  (Dollars in thousands, except per share data)

NOTE 6 - SAVINGS DEPOSITS

Deposit accounts are summarized as follows:

                                                                       March 31,
                                             ------------------------------------------------------
                                                          2002                        2001
                                             --------------------------        --------------------
                                                 Weighted                      Weighted
                                                 average                       average
                                                   rate          Amount          rate        Amount
                                                 --------      --------        -------       ------
Passbook accounts...........................       2.40 %      $ 18,314           2.65%    $ 16,254
NOW accounts................................       1.00           4,427           1.25        4,165
Noninterest-bearing checking accounts.......         --           1,243             --        1,245
Money market deposit accounts...............       2.30           3,529           2.40        3,441
Certificates of deposit:
     2.00% to 2.99%.........................       2.70           5,849             --           --
     3.00% to 3.99%.........................       3.33          11,261           3.29           25
     4.00% to 4.99%.........................       4.39           8,300           4.69        1,018
     5.00% to 5.99%.........................       5.34          15,520           5.53       29,344
     6.00% to 6.99%.........................       6.33           8,342           6.36       16,212
     7.00% to 7.99%.........................       7.33           1,735           7.33        1,695
                                                               --------                    --------
           Total............................                   $ 78,520                    $ 73,399
                                                               ========                    ========

The aggregate amount of certificates of deposit with a minimum denomination of $100 was $12,277 and $9,759 as of March 31, 2002 and March 31, 2001,
respectively. Amounts in excess of $100 may not be insured by the Savings Association Insurance Fund. The Company does not have any brokered deposits.


The scheduled contractual maturities of certificates of deposit are summarized as follows:

                                                             March 31,
                                                    ----------------------------
                                                       2002              2001
                                                    --------          --------

      Within one year.............................. $ 35,115          $ 29,693
      After one year through two years.............    5,535             7,761
      After two years through three years..........    3,577             2,811
      After three years through four years.........    2,296             1,945
      After four years through five years..........      649             2,004
      After five years.............................    3,835             4,080
                                                    --------          --------
              Total................................ $ 51,007          $ 48,294
                                                    ========          ========


The following table summarizes the interest expense incurred on the respective savings and escrow deposits:

                                                           March 31,
                                                   -------------------------
                                                     2002              2001
                                                   -------           -------

      Passbook accounts.........................   $   441           $   440
      NOW accounts..............................        48                50
      Money market deposit accounts.............        82                82
      Escrow accounts...........................         1                 1
      Certificates of deposit...................     2,685             2,748
                                                   -------           -------
              Total.............................   $ 3,257           $ 3,321
                                                   =======           =======

                  (Dollars in thousands, except per share data)


NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Maturities and interest rates on advances from the Federal Home Loan Bank of Pittsburgh are as follows:



                                           March 31,
                    ---------------------------------------------------------
                               2002                           2001
                    --------------------------    ---------------------------

    Fiscal Year       Interest                      Interest
    of maturity        rates            Amount       rates             Amount
    -----------       -------           ------      -------            ------

       2008          5.31 - 5.48 %    $ 10,000      5.31 - 5.48 %    $ 10,000
       2009          4.63 - 5.58 %      12,000      4.63 - 5.58 %      12,000
       2010          5.57 - 5.99 %       7,000      5.57 - 5.99 %       7,000
       2011          5.56 - 5.95 %      19,000      5.56 - 5.95 %      19,000
                                      --------                       --------
       Total                          $ 48,000                       $ 48,000
                                      ========                       ========

Advances from the Federal Home Loan Bank are primarily secured by the Company's stock in the Federal Home Loan Bank of Pittsburgh and mortgage-backed securities. These advances are subject to restrictions and penalties in the event of prepayment.


NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following:

                                                          March 31,
                                                    ----------------------

                                                     2002             2001
                                                     ----             ----
Income tax expense charged to operations:
   Current tax expense:
     Federal....................................    $ 215            $ 611
     State......................................       38               70
                                                      ---              ---
                                                      253              681
   Deferred tax provision (benefit):
     Federal....................................      (33)               4
                                                    -----            -----
        Provision for taxes on income...........    $ 220            $ 685
                                                    =====            =====


A reconciliation of the expected federal statutory income tax rate to the actual effective tax rate expressed as a percentage of pretax income is summarized as follows:

                                                     March 31,
                                                ---------------------
                                                2002             2001
                                                ----             ----

Expected federal tax rate .................     34.0%            34.0%
State taxes, net of federal benefit........      2.5              2.5
Low income housing credit..................     (2.8)            (1.6)
Tax exempt income..........................     (4.3)            (1.4)
Other......................................      (.8)             4.1
                                                ----             ----
                                                28.6%            37.6%
                                                ====             ====

                  (Dollars in thousands, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities and the related valuation allowance are as follows:

                                                         March 31,
                                                 ---------------------------
                                                   2002              2001
                                                   ----              ----

Deferred tax assets:
     Deferred compensation.....................   $ 453             $ 314
     Deferred loan fees........................       3                 3
     Book loan loss reserve ...................     144               144
     Other.....................................      73               106
                                                  -----             -----
     Gross deferred tax asset..................     673               567


Deferred tax liabilities:
     Tax loan loss reserve.....................    (108)             (128)
     Property, plant, and equipment............     (22)              (12)
     Other.....................................    (109)              (26)
                                                  -----             -----
     Gross deferred tax liability..............    (239)             (166)
                                                  -----             -----
     Net deferred tax asset ...................   $ 434             $ 401
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

As a result of the special tax treatment accorded the Company under income tax regulations, $1.9 million of balances in retained earnings at March 31, 2002 represent allocations of income to bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. If any portion of that amount is used other than to absorb loan losses (which is not anticipated), taxable income will be generated subject to tax at the rate then in effect.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets, and of total capital (as defined) to risk-weighted assets (as defined). As of March 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 2002, the most recent notification from the Office of Thrift Supervision ("OTS") categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

                  (Dollars in thousands, except per share data)

The Bank's actual capital amounts and ratios are also presented in the table. There is no deduction from capital for interest-rate risk.

                                                                                                            To be well
                                                                                                         capitalized under
                                                                                   For capital           prompt corrective
                                                           Actual               adequacy purposes        action provisions
                                                  ---------------------     -----------------------   ------------------------
                                                    Amount        Ratio        Amount         Ratio       Amount          Ratio
                                                    ------        -----        ------         -----       ------          -----
As of March 31, 2002:
Total Capital
     (to Risk Weighted Assets).............       $ 25,022        58.6%        $ 3,418         8.0%       $ 4,273         10.0%
Core capital
     (to Adjust Tangible Assets)...........       $ 24,597        15.9%        $ 6,200         4.0%       $ 7,751          5.0%
Tangible capital
     (to Tangible Assets)..................       $ 24,597        15.9%        $ 2,325         1.5%                 N/A
Tier 1 Capital
     (to Risk Weighted Assets).............       $ 24,597        57.6%                 N/A               $ 2,564          6.0%


As of March 31, 2001:
Total capital
     (to Risk Weighted Assets).............       $ 24,148        55.0%        $ 3,510         8.0%       $ 4,388         10.0%
Core capital
     (to Adjusted Tangible Assets).........       $ 23,723        15.8%        $ 5,988         4.0%       $ 7,485          5.0%
Tangible capital
     (to Tangible Assets)..................       $ 23,723        15.8%        $ 2,246         1.5%                 N/A
Tier 1 Capital
     (to Risk Weighted Assets).............       $ 23,723        54.1%                 N/A               $ 2,633          6.0%


                  (Dollars in thousands,
                             except per share data)

NOTE 10 - BENEFIT PLANS

Pension Plan and  Supplemental  Executive  Retirement  and Directors  Retirement
Plans

The  following   table  sets  forth  the  defined  benefit  pension  plan's  and
Supplemental Executive Retirement and Director Retirement Plans' change in benefit obligation and change in fair value of the plans' assets and the plans' funded status for the plan years ended December 31, 2001 and 2000.


                                                    Pension Benefits      SERP/DRP Benefits
                                                     2001       2000       2001       2000
                                                   -------    -------    -------    -------
Change in benefit obligation:
Benefit obligation at beginning of year ........   $ 2,094    $ 1,827    $ 1,887    $ 1,215
Service cost ...................................       133        123         73         60
Interest cost ..................................       136        119         85         73
Change to PBO due to Amendment .................         7         --        949        494
Actuarial (gain)/loss ..........................       127         25       (606)       380
Benefits paid ..................................        --         --         --       (335)
                                                   -------    -------    -------    -------
Benefit obligation at end of year ..............     2,497      2,094      2,388      1,887
                                                   -------    -------    -------    -------
Change in plan assets:
Fair value of plan assets at beginning of year .     1,390      1,107         --         --
Actual return on plan assets ...................        98         90         --         --
Employer contribution ..........................       178        193         --         --
Benefits paid ..................................        --         --         --         --
                                                   -------    -------    -------    -------
Fair value of plan assets at end of year .......     1,666      1,390         --         --
                                                   -------    -------    -------    -------
Unfunded liability .............................      (831)      (704)    (2,388)    (1,887)
Unrecognized transition obligation .............       115        128        235        277
Unrecognized actuarial (gain)/loss .............      (154)      (283)      (393)       219
Unrecognized prior period service cost .........       714        774      1,356        525
Minimum liability ..............................      (142)      (208)    (1,198)      (802)
                                                   -------    -------    -------    -------
Net amount recognized ..........................   $  (298)   $  (293)   $(2,388)   $(1,668)
                                                   =======    =======    =======    =======
Amounts recognized in the statement of financial
   condition consist of:
Prepaid benefit cost ...........................   $    --    $    --    $    --    $    --
Accrued benefit liability ......................      (156)       (85)    (1,190)      (866)
Minimum liability ..............................      (142)      (208)    (1,198)      (802)
                                                   -------    -------    -------    -------
Net amount recognized ..........................   $  (298)   $  (293)   $(2,388)   $(1,668)
                                                   =======    =======    =======    =======

Pension costs consist of the following components for the years ended March 31, 2002 and 2001:

                                                     Pension Benefits     SERP/DRP Benefits
                                                       2002       2001       2002      2001
                                                     ------     ------     ------    ------
Components of net periodic benefit cost:
Service cost .....................................   $  133     $  123     $   73    $   60
Interest cost ....................................      136        119         85        73
Expected return on plan assets ...................      (94)       (77)        --        --
Amortization of unrecognized transition obligation       13         13         42        34
Recognized prior service cost ....................       67         67        117         7
Recognized actuarial (gain)/loss .................       (5)        (9)         7        15
                                                     ------     ------     ------    ------
Net periodic benefit cost ........................   $  250     $  236     $  324    $  189
                                                     ======     ======     ======    ======
Weighted average assumptions as of December 31:
Discount rate ....................................     6.50%      6.50%      4.50%     4.50%
Expected return on plan assets ...................     6.50%      6.50%       N/A       N/A
Rate of compensation increase ....................     3.00%      3.00%      3.00%     3.00%
Accrued SERP cost included in Other Liabilities ..      N/A        N/A     $1,332    $  923

                  (Dollars in thousands, except per share data)


Employee Stock Ownership Plan (ESOP)

The Company has an ESOP which covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The ESOP originally borrowed $828 from an independent third party lender to fund the purchase of 8.0% of the shares the Company sold in the minority stock offering. In December 1998, after the Reorganization was accomplished, the Bank refinanced the remaining ESOP loan balance of approximately $501 with the Company at a rate of 7.75%. The Bank repaid the loan in its entirety on December 31, 2001.

The entire 124,200, shares have been released to the participants over a five year period on the basis of a compensation formula. As shares have been released, the Company reported compensation expense based upon the amounts released or committed to be released each year and the shares became outstanding for earnings per share computations. Compensation expense for the years ended March 31, 2002 and 2001 was approximately $124 and $181, respectively.

The ESOP trustees have purchased an additional 223 shares of Company stock (not included in the table below) for the ESOP with allocated dividends received by the ESOP.

The following table presents the components of the ESOP shares at March 31, 2002 and 2001:


                                              2002             2001
                                          ----------       ----------

Allocated shares .................           124,200          105,965
Shares committed to be released...                --            4,560
Unallocated shares ...............                --           13,675
                                          ----------       ----------
    Total ESOP shares ............           124,200          124,200
                                          ==========       ==========

Fair value of ESOP shares ........        $1,599,696       $  993,600
                                          ==========       ==========


Skibo Financial Corp. Compensation Plan. On September 14, 2000, the Company adopted a Compensation Plan ("Plan") for directors, officers and employees of the Company or the Bank. The level of compensation is determined based upon the number of unexercised stock options previously awarded under the Company's Stock Option Plan held by such individuals, and the cash dividends paid on the Company Common Stock from time to time. It is anticipated that such compensation payable to such plan participants shall be paid each time that a cash dividend is paid on the Company Common Stock, however, the Board of Directors reserves the right to amend, modify, suspend or cancel the Plan at any time without prior notice to any participant. The Plan provides that upon the payment of a cash dividend on the Company Common Stock, the holder of such options shall receive payment of cash in an amount equivalent to the cash dividend payable as if such stock options had been exercised and such Company Common Stock held as of the dividend record date. Such payment of compensation shall expire upon the expiration or exercise of such underlying options. During the year ended March 31, 2002 and 2001, the Company's compensation expense for this Plan to all directors, officers and employees was $137 and $23, respectively.

Stock Based Compensation Plans

The Company has two stock-based compensation plans which are described herein. The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting For Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans.

                  (Dollars in thousands, except per share data)

Stock Awards

On April 16, 1998, shareholders approved the Company's "1998 Restricted Stock Plan" (the "Restricted Stock Plan"). Under this plan, up to 4% of the Company's outstanding shares or 62,100 shares could be awarded to directors, officers, or key employees. Generally, between twenty and thirty-three percent of such awards were earned and non-forfeitable as of the date of the grant and twenty and thirty-three percent are earned annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year. The value of the stock on the award date was $12.40 which was equal to the market price of the stock on the date of purchase. Compensation expense recorded in the consolidated financial statements under this plan for fiscal 2002 and 2001 was $95 and $99, respectively. The unearned compensation expense as of March 31, 2002 and 2001 was approximately $4 and $100, respectively.

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


                                                 March 31,
                                         --------------------------
                                           2002              2001
                                         --------         ---------
Net Income
   As reported ...............           $    550         $   1,137
   Pro forma .................           $    550         $   1,137
Basic earnings per share
   As reported ...............           $   0.18         $    0.36
   Pro forma .................           $   0.18         $    0.36
Diluted earnings per share
   As reported ...............           $   0.17         $    0.36
   Pro forma .................           $   0.17         $    0.36

The fair value for the options described above was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002: risk-free interest rate of 4.79%, dividend yield of 6.83%, volatility factors of the expected market price of the Company's common stock of 32% and an average remaining life of the options of 6 1/2 years. The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the effect of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

                  (Dollars in thousands, except per share data)

A summary of the status of the Company's stock option plan as of March 31, 2002 and changes during the year is presented below:

                                                                               March 31,
                                                      --------------------------------------------------------------

                                                              2002                            2001
                                                      -----------------------------   ------------------------------

                                                                   Weighted Average                Weighted Average
                                                                    Exercise Price                  Exercise Price
                                                       Options        On Options       Options       On Options
                                                       -------        ----------       -------       ----------

Outstanding at the beginning of the year........       155,246          $ 6.83         155,246         $ 6.83

Granted.........................................            --              --              --             --
Canceled........................................            --              --              --             --
Reissued........................................            --              --              --             --
Exercised.......................................            --              --              --             --
Forfeited.......................................            --              --              --             --
                                                       -------          ------         -------         ------
Outstanding at year end.........................       155,246          $ 6.83         155,246         $ 6.83
                                                       =======            ====         =======           ====
Options exercisable at year end.................       155,246          $ 6.83         155,246         $ 6.83
                                                       =======            ====         =======           ====
Weighted average fair value of options
granted during the year.........................           N/A                             N/A
                                                           ===                             ===




The following table summarizes the characteristics of stock options outstanding at March 31, 2002:



                  Options Outstanding                 Options Exercisable
     -------------------------------------------    --------------------------

     Exercise       Remaining       Contractual      Exercise        Number
      Price        Outstanding         Life           Price       Exercisable
      -----        -----------         ----           -----       -----------

      $ 6.83        155,246          6.5 years       $ 6.83        155,246




The following table summarizes the characteristics of stock options outstanding at March 31, 2001:

                  Options Outstanding                 Options Exercisable
     -------------------------------------------    --------------------------

     Exercise       Remaining       Contractual      Exercise        Number
      Price        Outstanding         Life           Price       Exercisable
      -----        -----------         ----           -----       -----------

     $ 6.83          155,246         7.5 years        $ 6.83        155,246

                  (Dollars in thousands, except per share data)

NOTE 11 - CONCENTRATION OF CREDIT RISK

The Company conducts its business through three offices located in the Pittsburgh and Washington areas of Pennsylvania. As of March 31, 2002 and 2001, the majority of the Company's mortgage loan portfolio was secured by properties located in this geographical area. The Company utilizes established loan underwriting procedures which generally require the taking of collateral to secure loans. Given its underwriting and collateral requirements, the Company does not believe it has significant concentrations of credit risk to any one group of borrowers.

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

Federal Home Loan Bank ("FHLB") advances: The estimated fair value of the FHLB advances was determined using a discounted cash flow analysis based on current FHLB of Pittsburgh advance rates for advances with similar maturities.

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

                              March 31, 2002                 March 31, 2001
                         ------------------------       ------------------------
                         Carrying       Estimated       Carrying       Estimated
                          Value        Fair Value        Value        Fair Value
                          -----        ----------        -----        ----------

Loans receivable......   $ 45,865        $ 46,839       $ 49,798        $ 51,440
Deposits..............     78,520          78,976         73,399          73,899
FHLB advances.........     48,000          50,176         48,000          49,730


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

                  (Dollars in thousands, except per share data)


NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                            Three Months Ended
                                               ------------------------------------------------
                                               June 30   September 30   December 31    March 31
                                               -------   ------------   -----------    --------
Fiscal 2002
    Interest income ........................   $2,425        $2,343        $2,208        $2,184
    Interest expense .......................    1,511         1,517         1,481         1,408
                                               ------        ------        ------        ------
   Net interest income before provision for
        loan losses ........................      914           826           727           776
    Noninterest income .....................       42            19            51            60
    Noninterest expense ....................      733           612           610           690
                                               ------        ------        ------        ------
    Income before income taxes .............      223           233           168           146
    Provision for income taxes .............       85            74            15            46
                                               ------        ------        ------        ------

    Net income .............................   $  138        $  159        $  153        $  100
                                               ======        ======        ======        ======

    Basic earnings per share(1) ............   $ 0.04        $ 0.05        $ 0.05        $ 0.03
                                               ======        ======        ======        ======
    Diluted earnings per share(1) ..........   $ 0.04        $ 0.05        $ 0.05        $ 0.03
                                               ======        ======        ======        ======

Fiscal 2001
    Interest income ........................   $2,561        $2,556        $2,542        $2,489
    Interest expense .......................    1,487         1,504         1,532         1,490
                                               ------        ------        ------        ------
    Net interest income before provision for
          loan losses ......................    1,074         1,052         1,010           999
    Noninterest income .....................       26            18            22            19
    Noninterest expense ....................      605           578           621           594
                                               ------        ------        ------        ------
    Income before income taxes .............      495           492           411           424
    Provision for income taxes .............      212           155           159           159
                                               ------        ------        ------        ------
    Net income .............................   $  283        $  337        $  252        $  265
                                               ======        ======        ======        ======

    Basic earnings per share(1) ............   $ 0.09        $ 0.11        $ 0.08        $ 0.08
                                               ======        ======        ======        ======
    Diluted earnings per share(1) ..........   $ 0.09        $ 0.11        $ 0.08        $ 0.08
                                               ======        ======        ======        ======

      (1) Quarterly earnings per share may vary from annual earnings per share due to rounding.

                  (Dollars in thousands, except per share data)

NOTE 17 - SKIBO FINANCIAL CORP. FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Following is the condensed statement of financial condition as of March 31, 2002 and 2001, and the condensed statements of income and cash flows for the fiscal years ended March 31, 2002 and 2001.


                   CONDENSED STATEMENTS OF FINANCIAL CONDITION


                                                            March 31,
                                                        -----------------
                                                         2002      2001
                                                        -------   -------
ASSETS
Interest-earning deposits with subsidiary bank ......   $    55   $ 1,210
Investment in subsidiary bank .......................    24,597    23,723
Loans receivable ....................................       192       415
Accrued interest receivable and other assets ........        19        30
                                                        -------   -------
           Total assets .............................   $24,863   $25,378
                                                        =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities ...................................   $   150   $   179
Stockholders' equity ................................    24,713    25,199
                                                        -------   -------
           Total liabilities and stockholders' equity   $24,863   $25,378
                                                        =======   =======



                         CONDENSED STATEMENTS OF INCOME


                                                                 March 31,
                                                           --------------------
                                                             2002         2001
                                                           -------      -------
INCOME
Interest income ......................................     $    39      $    58
Dividend income ......................................          --        2,087
Equity in undistributed earnings of subsidiary .......         655         (953)
                                                           -------      -------

           Total income ..............................         694        1,192

OTHER OPERATING EXPENSES
Other expense ........................................         195           49
                                                           -------      -------
           Income before income taxes ................         499        1,143
Provision for income taxes ...........................         (51)           6
                                                           -------      -------

           Net income ................................     $   550      $ 1,137
                                                           =======      =======

                  (Dollars in thousands, except per share data)



                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                   March 31,
                                                              ------------------
                                                                2002       2001
                                                              -------    -------
Operating activities:
Net income ................................................   $   550    $ 1,137
Adjustments to reconcile net income to cash
   provided by (used in) operating activities:
     Equity in undistributed earnings of subsidiary .......      (655)       953
     Decrease in accrued interest receivable ..............         2          4
     Decrease in prepaid expenses .........................         2          1
     Increase (decrease) in accrued income tax payable ....       (23)        10
     Other ................................................         2         61
                                                              -------    -------
        Net cash (used in) provided by operating activities      (122)     2,166
                                                              -------    -------

Investing activities:
Principal repayments on loans .............................       223        290
                                                              -------    -------
        Net cash provided by investing activities .........       223        290
                                                              -------    -------


Financing:
Treasury Stock Purchased ..................................      (135)      (953)
Cash dividends paid .......................................    (1,121)      (490)
                                                              -------    -------
        Net cash used in financing activities .............    (1,256)    (1,443)
                                                              -------    -------

Net increase (decrease) in cash and cash equivalents ......    (1,155)     1,013
Cash and cash equivalents, beginning of period ............     1,210        197
                                                              -------    -------
Cash and cash equivalents, end of period ..................   $    55    $ 1,210
                                                              =======    =======

Stock Market Information

Skibo Financial Corp.'s common stock is currently traded on the Nasdaq SmallCap Market under the trading symbol of "SKBO." The number of stockholders of record of common stock as of March 31, 2002 was approximately 287. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 31, 2002, the Company had
3,140,633 shares outstanding, including 1,897,500 shares held by Skibo Bancshares, M.H.C. The following table illustrates Skibo Financial Corp.'s high and low closing stock price on the Nasdaq SmallCap market and the cash dividend per share declared during fiscal 2002 and 2001:


          March 31, 2002                           March 31, 2001
          --------------                           --------------
Quarter    High     Low   Cash Dividend  Quarter    High    Low   Cash Dividend
-------    ----     ---   -------------  -------    ----    ---   -------------
  QI       8.700    7.200    $ 0.320      QI       6.875   5.125     $ 0.150
  QII     13.000    8.380      0.120      QII      8.000   6.188       0.075
  QIII    11.500   10.350      0.320      QIII     7.875   6.550       0.075
  QIV     13.100   10.500      0.120      QIV      8.750   6.625       0.120


The Company may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Company's reorganization from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision.

The Company has paid regular quarterly cash dividends of $0.075 since becoming a public company on April 4, 1997. In the first quarter of fiscal 2001, the Company paid a special cash dividend of $0.075. In the fourth quarter of fiscal 2001, the Board of Directors increased the regular quarterly cash dividend to $0.12 per share. For fiscal 2002, the Company paid four $0.12 per share quarterly cash dividends and two special cash dividends, both at $0.20 per share. Skibo Bancshares, M.H.C. waived the receipt of dividends on its 1,897,500 shares for each cash dividend declared.

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

BOARD OF DIRECTORS                                     EXECUTIVE OFFICERS
John C. Burne, Chairman                                Walter G. Kelly
Sole Proprietor                                        President and Chief Executive Officer
Burne Enterprises
                                                       Carol A. Gilbert
Layne W. Craig                                         Chief Financial and Operating Officer
Retired Owner                                              and Assistant Secretary and Treasurer
Craig Plumbing & Heating
                                                       John T. Mendenhall, Jr.
Walter G. Kelly                                        Vice President and Secretary
President & Chief Executive Officer
Skibo Financial Corp. & First Carnegie Deposit

John T. Mendenhall                                     INDEPENDENT AUDITORS
Sole Practitioner                                      Stokes & Hinds, LLC
General Dentist                                        9401 McKnight Road
                                                       Suite 205
Renaloy J. Senules                                     Pittsburgh, Pennsylvania 15237-6000
President and Majority Stockholder
Blasting Products, Inc


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

------------------------------------------------------------------------------------------------

The Company's Annual Report for the Year Ended March 31, 2002 filed with the Securities and Exchange Commission on Form 10-KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Secretary of the Company at 242 East Main Street, Carnegie, Pennsylvania 15106 or visit our website at www.skibofin.com and choose "Stockholder Reports". Copies of any exhibits to the Form 10-KSB are available at cost.

The Annual Meeting of Stockholders will be held on July 18, 2002 at 9:00 a.m. at Southpointe Golf Club, 360 Southpointe Boulevard, Canonsburg, PA 15317.