Form 10KSB, Exhibit 13
period 2003-03-31
SKIBO FINANCIAL CORP
filed 2003-06-26
CIK 1072685

PORTIONS OF

                              SKIBO FINANCIAL CORP.


                               2003 ANNUAL REPORT

--------------------------------------------------------------------------------

                              SKIBO FINANCIAL CORP.
                        SELECTED FINANCIAL AND OTHER DATA




Selected Financial Condition Data (In thousands)
-------------------------------------------------------------------------------------------------------------------------------
At March 31,                                         2003             2002             2001            2000             1999
===============================================================================================================================
Total assets.................................      $157,259         $155,118        $149,912         $152,632          $155,056
Loans receivable, net........................        39,672           45,865          49,798           56,504            65,309
Mortgage-backed securities...................        95,305           78,064          55,907           59,181            54,365
Investment securities........................         8,356           17,421          26,084           26,696            25,087
Cash and cash equivalents....................         4,628            4,577           9,212            1,726             2,499
Deposits.....................................        81,842           78,520          73,399           75,583            76,917
FHLB advances................................        48,000           48,000          48,000           49,000            49,300
Bonds payable................................            --               --              --               --             1,299
Stockholders' equity.........................        23,477           24,611          25,102           25,143            25,130
===============================================================================================================================



Selected Operating Data (In thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------------------
Year Ended  March 31,                                 2003             2002             2001            2000             1999
-------------------------------------------------------------------------------------------------------------------------------
Interest income..............................      $  8,191         $  9,160        $ 10,148         $ 10,085         $   9,691
Interest expense.............................         5,360            5,917           6,013            5,951             5,880
                                                      -----            -----           -----            -----             -----
Net interest income..........................         2,831            3,243           4,135            4,134             3,811
Provision for loan losses....................            --               --              --             (150)               25
                                                      -----            -----           -----            -----             -----
Net interest income after provision for
         loan losses.........................         2,831            3,243           4,135            4,284             3,786
Total other income...........................           331              172              85               96                86
Total other expenses.........................         2,628            2,645           2,398            2,566             2,689
                                                      -----            -----           -----            -----             -----
Income before income taxes...................           534              770           1,822            1,814             1,183
Provision for income taxes...................           102              220             685              710               456
                                                      -----            -----           -----            -----             -----
Net income...................................      $    432         $    550       $   1,137        $   1,104          $    727
                                                        ===              ===           =====            =====               ===
Basic earnings per share.....................      $   0.14         $   0.18       $    0.36        $    0.33          $   0.22
Diluted earnings per share...................      $   0.13         $   0.17       $    0.36        $    0.33          $   0.22
===============================================================================================================================


Selected Financial Ratios and Other Data
-------------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                2003                  2002        2001                  2000           1999
-------------------------------------------------------------------------------------------------------------------------------
Return on average assets.....................             .28%             .36%              .76%            .71%           .49%
Return on average equity.....................            1.81             2.21              4.55            4.36           2.94
Average equity to average assets.............           15.29            16.25             16.66           16.35          16.60
Stockholders' equity to assets at
    period end ..............................           14.93            15.87             16.74           16.47          16.21
Net interest rate spread.....................            1.28             1.48              2.11            2.06           1.87
Net yield on average interest-earning assets.            1.90             2.22              2.89            2.78           2.66
Non-performing assets to total assets........             .05              .07               .02             .03            .53
Loan loss allowance to total loans (net).....            1.06              .92               .85             .75            .88
Non-performing loans to total loans (net)....             .12              .25               .06             .08           1.25
Dividend payout ratio........................          942.86           488.89            116.67           90.91         113.64
===============================================================================================================================

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

                                                                  For the Years Ended March 31,
                                            -------------------------------------------------------------------------
                                                          2003                                    2002
                                            ------------------------------------  -----------------------------------
                                               Average                  Average    Average                  Average
                                               Balance    Interest    Yield/Cost   Balance     Interest    Yield/Cost
                                               -------    --------    ----------  --------     --------    ----------
                                                          (Actual)                             (Actual)
                                                                      (Dollars in Thousands)


Interest-earning assets:
   Loans receivable(1).....................   $ 43,156     $ 2,899         6.72%   $ 48,668      $ 3,422        7.03%
   Mortgage-backed securities..............     87,089       4,470         5.13      64,938        4,002        6.16
   Investment securities...................     12,649         685         5.42      20,936        1,316        6.29
   Other interest-earning assets(2)........      6,025         137         2.27      11,386          420        3.69
                                              --------      ------                 --------      -------
      Total interest-earning assets........    148,919       8,191         5.50     145,928        9,160        6.28
                                                            ------                               -------
Noninterest-earning assets.................      7,573                                7,126
                                              --------                             --------
      Total assets.........................   $156,492                             $153,054
                                              ========                             ========
Interest-bearing liabilities:
   Deposit accounts:
      NOW accounts.........................   $  4,064          39         0.96    $  4,152           48        1.16
      Passbook accounts....................     19,261         433         2.25      17,187          441        2.57
      Money market deposit accounts........      3,990          83         2.08       3,436           82        2.39
      Certificates of deposit..............     51,606       2,145         4.16      50,470        2,685        5.32
   Escrow..................................         70          --           --          84            1        1.19
   FHLB advances...........................     48,000       2,660         5.54      48,000        2,660        5.54
                                              --------      ------                 --------      -------
      Total interest-bearing liabilities...    126,991       5,360         4.22     123,329        5,917        4.80
                                                            ------                               -------
Noninterest-bearing liabilities............      5,575                                4,854
                                              --------                             --------
      Total liabilities....................    132,566                              128,183
Stockholders' equity.......................     23,926                               24,871
                                              --------                             --------
      Total liabilities and stockholders'
        equity                                $156,492                             $153,054
                                              ========                             ========
Net interest income........................                 $2,831                               $ 3,243
                                                            ======                               =======
Interest rate spread(3)....................                                1.28%                               1.48%
                                                                           ====                                ====
Net yield on interest-earning assets(4)....                                1.90%                               2.22%
                                                                           ====                                ====
Ratio of average interest-earning assets
    to average interest-bearing liabilities                              117.27%                             118.32%
                                                                         ======                              ======

----------------------

1 Non-accrual loans are included in the average balance of loans; unpaid interest on non-accrual loans is not included for purposes of determining interest income. At March 31, 2003 and 2002, there were no loans accounted for on a non-accrual basis, therefore, all interest was included in the Company's interest income.
2 Includes interest-bearing deposits in other financial institutions and Federal Home Loan Bank ("FHLB") stock.
3 Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
4 Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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


                                                      Year Ended March 31,                        Year Ended March 31,
                                          ----------------------------------------     -------------------------------------
                                                         2003 vs. 2002                              2002 vs. 2001
                                          ----------------------------------------     -------------------------------------
                                                      Increase (Decrease)                         Increase (Decrease)
                                                            Due to                                      Due to
                                          ----------------------------------------     ------------------------------------
                                                                 Rate/                                       Rate/
                                            Volume     Rate     Volume        Net       Volume     Rate     Volume      Net
                                            ------    ------    ------       -----      ------    ------    ------     ----
                                                                          (Dollars in Thousands)


Interest-earning assets:
  Loans receivable....................     $ (387)   $ (153)   $    17     $ (523)     $ (378)   $ (191)   $   18   $ (551)
  Mortgage-backed securities..........       1,365     (669)      (228)       468         575      (466)      (68)      41
  Investment securities...............       (521)     (182)        72       (631)       (447)     (168)       39     (576)
  Other interest-earning assets.......       (198)     (161)        76       (283)        367      (126)     (143)      98
                                           ------    ------    -------     ------      ------    ------    ------    -----
      Total interest-earning assets...        259    (1,165)       (63)      (969)        117      (951)     (154)    (988)
                                           ------    ------    -------     ------      ------    ------    ------    -----

Interest-bearing liabilities:
  NOW accounts........................         (1)       (8)        --         (9)          3        (5)       --       (2)
  Passbook accounts...................         53       (54)        (7)        (8)         18       (16)       (1)       1
  Money market deposit accounts.......         14       (11)        (2)         1           1        (1)       --       --
  Certificates of deposit.............         60      (587)       (13)      (540)        119      (175)       (7)     (63)
  Escrow..............................         --        (1)        --         (1)         --        --        --       --
  FHLB advances.......................         --        --         --         --         (35)        3        --      (32)
                                           ------    ------    -------     ------      ------    ------    ------   ------
      Total interest-bearing liabilities      126      (661)       (22)      (557)        106      (194)       (8)     (96)
                                           ------    ------    -------     ------      ------    ------    ------   ------

Net interest income...................     $  133    $ (504)   $   (41)    $ (412)     $   11    $ (757)   $ (146)  $ (892)
                                           ======    ======    =======     ======      ======    ======    ======   ======


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

Changes in Financial Condition

The Company's total assets of $157,259,000 at March 31, 2003 are reflective of an increase of $2,141,000 or 1.4%, as compared to $155,118,000 at March 31, 2002. The increase in total assets was primarily due to increases in mortgage-backed securities and Federal Home Loan Bank stock, partially offset by decreases in loans receivable, investment securities, accrued interest receivable and prepaid expense and other assets.

The increase in the Company's liabilities was primarily due to increases in deposits. Changes in the components of assets, liabilities and equity are discussed herein.

The Company's non-performing loans and assets at March 31, 2003, totaled $75,000, as compared to $113,000 at March 31, 2002.

Loans Receivable, net. Net loans receivable at March 31, 2003 totaled $39,672,000, a decrease of $6,193,000 or 13.5%, as compared to $45,865,000 at
March 31, 2002. The decrease was primarily due to principal repayments of $13.0 million, partially offset by purchases of $3.1 million conventional one- to four-family fixed rate mortgages, $1.2 million Federal Housing Administration ( "FHA") one- to four-family fixed rate mortgages, $104,000 Government National Mortgage Association ("GNMA") multi-family project loans, $1.2 million United States Department of Agriculture ("USDA") mortgage loans and $687,000 SBA loans, and the origination of $399,000 consumer loans.

Mortgage-backed Securities. Mortgage-backed securities totaled $95,305,000 at March 31, 2003, an increase of $17,241,000 or 22.1%, as compared to $78,064,000 at March 31, 2002. The increase was due to purchases of $46.4 million Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and GNMA securities, partially offset by principal repayments and maturities of $29.3 million.

Investment Securities. Investment securities totaled $8,356,000 at March 31, 2003, a decrease of $9,065,000 or 52.0%, as compared to $17,421,000 at March 31,
2002. The decrease was primarily the result of $13.4 million of principal repayments, partially offset by purchases of $4.4 million U.S. Agency securities comprised of bonds, notes, debentures, SBA pools and REMICs.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits, totaled $4,628,000, an increase of $51,000 or 1.1% from the prior fiscal year. This increase was primarily due to increases in noninterest-bearing deposits at a local bank and the Federal Reserve Bank of Cleveland, partially offset by a decrease in interest-bearing deposits at the FHLB.

Deposits. Total deposits, after interest credited, increased by $3,322,000 or 4.2% to $81,842,000 at March 31, 2003, as compared to $78,520,000 at March 31,
2002. The increase was primarily due to increases in passbook savings, certificates of deposit and money market accounts, partially offset by a decrease in checking accounts.

FHLB Advances. At March 31, 2003 and 2002, FHLB advances totaled $48,000,000. The Company uses FHLB advances as a supplement to deposits to fund its purchase of loans and investments.

Stockholders' Equity. The Company's stockholders' equity totaled $23,477,000 at March 31, 2003, as compared to $24,611,000 at March 31, 2002. The decrease of $1,134,000 or 4.6% was due to the payment of four regular and four special cash dividends totaling $1.6 million, partially offset by earnings and the exercise of 12,711 shares of options at an average cost of $6.87 per share.

Comparison of Operating Results for the Years Ended March 31, 2003 and 2002

Net Income. The Company recorded net income of $432,000 for the year ended March 31, 2003, as compared to net income of $550,000 for the year ended March 31, 2002. Changes in the components of income and expense are discussed herein.

Net Interest Income. Net interest income decreased $412,000 or 12.7% from the prior fiscal year. The average balance of interest-earning assets increased $3.0 million or 2.0%, however, the average yield earned thereon decreased 78 basis points. The average balance of interest-bearing liabilities increased $3.7 million or 3.0%, however, the average rate paid decreased 58 basis points.

The net yield on average interest-earning assets, which represents net interest income as a percentage of average interest- earning assets, decreased to 1.90% for the year ended March 31, 2003, from 2.22% for the prior fiscal year.

Interest Income. Interest income totaled $8,191,000 for the year ended March 31, 2003, as compared to $9,160,000 for the year ended March 31, 2002. The $969,000 or 10.6% decrease was largely the result of decreased income from the loan portfolio and investment securities and a 78 basis point decrease in the average yield earned on the total average interest- earning assets, partially offset by increased income from mortgage-backed securities.

Interest on loans receivable decreased $523,000 or 15.3% in 2003, as compared to the prior fiscal year. This decrease was primarily the result of a $5.5 million or 11.3% decrease in the average balance of loans receivable and a decrease in the average yield of 31 basis points.

Interest income on mortgage-backed securities increased $468,000 or 11.7% in 2003, as compared to the prior fiscal year. The average balance of mortgage-backed securities increased $22.2 million or 34.1%, however, the average yield earned thereon decreased 103 basis points.

Interest income on investment securities decreased $631,000 or 47.9% for the year ended March 31, 2003, as compared to the prior fiscal year. The decrease was primarily due to an $8.3 million or 39.6% decrease in the average balance of such securities and a decrease in the average yield of 87 basis points.

Interest income on other interest-earning assets decreased by $283,000 or 67.4% in 2003, as compared to the prior fiscal year. The decrease was primarily due to a $5.4 million or 47.1% decrease in the average balance of other interest-earning assets and a 142 basis point decrease in the average yield earned thereon.

The average yield on the average balance of interest-earning assets was 5.50% and 6.28% for the years ended March 31, 2003 and 2002, respectively.

Interest Expense. Interest expense totaled $5,360,000 for the year ended March 31, 2003, as compared to $5,917,000 for the year ended March 31, 2002. The $557,000 or 9.4% decrease was primarily due to a 58 basis point decrease in the average rate paid on interest-bearing liabilities, partially offset by an increase of $3.7 million or 3.0% in the average balance.

Interest expense on deposits (including escrows) decreased $557,000 or 17.1% in 2003, as compared to the prior fiscal year. The decrease was primarily due to a 90 basis point decrease in the average rate paid on deposits, partially offset by a $3.7 million or 4.9% increase in the average balance of deposits. See Note 6 to Consolidated Financial Statements.

Interest on FHLB advances was $2,660,000 for both fiscal 2003 and 2002. The Company uses FHLB advances as a funding source and has in the past used borrowings to supplement deposits, which are the Company's primary source of funds.

Provision for Loan Losses. The Company's management continually monitors and adjusts its allowance for loan losses based upon its analysis of the loan portfolio. The allowance is typically increased by a provision for loan losses charged against income, the amount of which depends upon an analysis of the changing risks inherent in the Company's loan portfolio. While the allowance for loan losses is maintained at a level believed to be adequate, there can be no assurance that the current or future allowance for loan losses will cover actual losses in the portfolio. During the years ended March 31, 2003 and 2002, the Company determined that the allowance was adequate and established no additional provisions for loan losses. At March 31, 2003, the Company's allowance for loan losses amounted to $425,000 or 1.1% of total net loans outstanding and 904.3% of total non-performing loans. The Company's ratio of non-performing loans to total assets was .03% and .07% at March 31, 2003 and 2002, respectively.

Other Income. During the year ended March 31, 2003, other income increased $159,000 or 92.4%, as compared to the prior fiscal year. The increase was primarily attributable to increases in the cash surrender values of insurance policies held on the participants of the Supplemental Executive Retirement Plan ("SERP") and the proceeds of a nontaxable death benefit paid to the Bank upon the death of a director. The death benefit was paid from an insurance policy held on the director under the Director's Retirement Plan ("DRP").

Other Expenses. Total other expenses decreased $17,000 or 0.6% during the year ended March 31, 2003, as compared to the prior year. The decrease was attributable to decreases of $5,000 in compensation and employee benefits expense, $14,000 in premises and occupancy expense, due to the full amortization of furniture and fixtures purchased seven years ago for the remodeling of the executive offices at the Carnegie office and the relocation of the Kennedy office, and $1,000 in federal insurance premiums, partially offset by an increase of $3,000 in other operating expenses.

The decrease in compensation and employee benefits expense was attributable to several factors. The Restricted Stock Plan ("RSP") expense decreased $91,000 due to the completion of the awards on April 16, 2002. The Employee Stock Ownership Plan ("ESOP") expense decreased $124,000 due to the completion of the awards on December 31, 2001. The defined benefit pension plan, SERP and DRP expense increased $184,000, primarily due to the SERP amendments made in December 2000 and September 2001. The result of these amendments will increase the Bank's annual SERP/DRP expense. Other compensation and employee benefits expense increased $26,000, primarily due to a $17,000 increase in group health benefits and insurance costs and a $9,000 increase in other payroll and miscellaneous employee expenses

Income Tax Expense. The provision for income tax totaled $102,000 for the year ended March 31, 2003, as compared to $220,000 for fiscal 2002. The $118,000 or 53.6% decrease is primarily the result of decreased income and included in income are proceeds from an insurance policy that is nontaxable. The Company's effective tax rate amounted to 19.1% and 28.6% for fiscal 2003 and 2002, respectively. See Note 8 to Consolidated Financial Statements.

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

Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 2003 and the estimated effect thereon of various interest rate changes, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS by the Bank.


                                    Net Portfolio Equity Value                NPV as % of PV of Assets
        Change in             ------------------------------------------    ------------------------------
     Interest Rates
     in Basis Points                                                                          Basis Point
      (Rate Shock)               Amount        $ Change(1)      % Change       NPV Ratio(2)      Change(3)
      ------------               ------        -----------      --------       ------------      ---------
                                   (Dollars in Thousands)

           300                 $ 18,400        $ (1,810)             (9)            11.91            (50)
           200                   19,618            (593)             (3)            12.45              4
           100                   20,285              75              --             12.65             24
         Static                  20,210              --              --             12.41             --
          (100)                  19,498            (712)             (4)            11.80            (61)
          (200)                  19,498            (712)             (4)            11.80            (61)
          (300)                  19,498            (712)             (4)            11.80            (61)


-----------------
(1) Represents the increase (decrease) of the estimated NPV at the indicated change in interest rates compared to the NPV assuming no change in interest rates.
(2) Calculated as the estimated NPV divided by the present value of total assets. The Bank's PV is the estimated present value of total assets.
(3) Calculated as the increase (decrease) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.


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

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a significant impact on its consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS No. 147"). This Statement provides guidance on the accounting for the acquisition of a financial institution and applies to all acquisitions except those between two or more mutual enterprises. Those transition provisions are effective October 1, 2002. The scope of SFAS No. 144 is amended to include long-term customer-relationship intangible assets such as depositor-and borrower- relationship intangible assets and credit cardholder intangible assets. The Company does not believe that the adoption of SFAS No. 147 will have a significant impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"), an amendment of SFAS No. 123. This Statement amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transition alternatives of SFAS No. 148 are available for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the financial position, results of operations, or liquidity of the Company.

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

                          Independent Auditors' Report






The Board of Directors and Stockholders
Skibo Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of Skibo Financial Corp. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skibo Financial Corp. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/Stokes & Hinds, LLC

Pittsburgh, Pennsylvania
April 21, 2003

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition
                             March 31, 2003 and 2002
                        (In thousands, except share data)


                                                                                               March 31,
                                                                                    ------------------------------
                                                                                      2003                   2002
                                                                                      ----                   ----
ASSETS

Cash and amounts due from depository institutions............................        $    828           $    530
Interest-bearing deposits with other institutions (note 1)...................           3,800              4,047
Investment securities (note 2):
     Held-to-maturity (market value $8,465 and $17,184)......................           8,356             17,421
Mortgage-backed securities (notes 2 and 7):
     Held-to-maturity (market value $97,570 and $79,120).....................          95,305             78,064
Real estate owned, net.......................................................              28                 --
Loans receivable, net (notes 1 and 3)........................................          39,672             45,865
Accrued interest receivable:
     Investment securities...................................................              91                215
     Mortgage-backed securities..............................................             506                502
     Loans receivable........................................................             354                423
Federal Home Loan Bank stock, at cost (notes 4 and 7)........................           2,879              2,400
Premises and equipment, net (note 5).........................................             505                531
Prepaid expenses and other assets............................................           4,935              5,120
                                                                                     --------           --------
        Total Assets.........................................................        $157,259           $155,118
                                                                                     ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Deposits (note 6)............................................................        $ 81,842           $ 78,520
Federal Home Loan Bank advances (note 7).....................................          48,000             48,000
Advances from borrowers for taxes and insurance..............................              77                117
Accrued expenses and other liabilities (note 10).............................           3,863              3,870
                                                                                     --------           --------
        Total Liabilities....................................................         133,782            130,507

Commitments and contingencies (notes 3, 5 and 13)

Stockholders' Equity (note 9):

Preferred stock, 5,000,000 authorized; none issued or outstanding............              --                 --
Common stock, $0.10 par value; 10,000,000 shares authorized;
      3,449,974 shares issued
      3,141,504 and 3,129,551 shares outstanding.............................             345                345
Additional paid-in capital...................................................           9,777              9,778
Treasury stock, at cost (308,470 shares at March 31, 2003
      and 320,423 shares at March 31, 2002)..................................          (2,149)            (2,227)
Unearned Restricted Stock Plan (RSP) shares (note 10)........................              --                 (4)
Retained earnings, substantially restricted (note 8).........................          15,504             16,719
                                                                                     --------           --------
        Total Stockholders' Equity...........................................          23,477             24,611
                                                                                     --------           --------

        Total Liabilities and Stockholders' Equity...........................        $157,259           $155,118
                                                                                     ========           ========


      See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
           Consolidated Statements of Income and Comprehensive Income
                   For the Years Ended March 31, 2003 and 2002
                        (In thousands, except share data)



                                                                                            March 31,
                                                                                -----------------------------
                                                                                  2003                  2002
                                                                                  ----                  ----

Interest income:
     Loans receivable.............................................              $ 2,899               $ 3,422
     Mortgage-backed securities...................................                4,470                 4,002
     Investment securities........................................                  685                 1,316
     Other........................................................                  137                   420
                                                                                -------               -------
        Total interest income.....................................                8,191                 9,160

Interest expense:
     Deposits (note 6)............................................                2,700                 3,257
     Federal Home Loan Bank advances..............................                2,660                 2,660
                                                                                -------               -------
        Total interest expense....................................                5,360                 5,917
                                                                                -------               -------

        Net interest income.......................................                2,831                 3,243

Provision for loan losses (note 3)................................                   --                    --
                                                                                -------               -------
        Net interest income after provision for loan losses.......                2,831                 3,243

Other income:
     Fees and service charges.....................................                   61                    44
     Other........................................................                  270                   128
                                                                                -------               -------
        Total other income........................................                  331                   172

Other expenses:
     Compensation and employee benefits (note 10).................                2,156                 2,161
     Premises and occupancy costs.................................                  183                   197
     Federal insurance premiums...................................                   13                    14
     Other operating expenses.....................................                  276                   273
                                                                                -------               -------
        Total other expenses......................................                2,628                 2,645
                                                                                -------               -------

        Income before income taxes................................                  534                   770

Provision for income taxes (note 8)...............................                  102                   220
                                                                                -------               -------
        Net income................................................                  432                   550

Other comprehensive income:
     Unrealized gain on securities available- for-sale, net of tax                   --                    --
                                                                                -------               -------
        Total comprehensive income................................              $   432               $   550
                                                                                =======               =======

Basic earnings per share..........................................              $  0.14               $  0.18
                                                                                =======               =======
Diluted earnings per share........................................              $  0.13               $  0.17
                                                                                =======               =======

Weighted average shares outstanding - Basic.......................            3,144,217             3,132,207
Weighted average shares outstanding - Diluted.....................            3,216,235             3,187,103




          See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                   For the Years Ended March 31, 2003 and 2002
                        (In thousands, except share data)


                                              ====================================================================================
                                                           Additional                           Unearned
                                                  Common     Paid-in     Treas.        ESOP        RSP      Retained
                                                   Stock     Capital     Stock        Shares     Shares     Earnings       Total
                                              ------------------------------------------------------------------------------------
Balance at March 31, 2001....................      $ 345      $ 9,745  $ (2,087)      $ (91)    $ (100)      $17,290     $ 25,102

Cash dividends declared, net
  ($0.48 per share regular, $0.40 per share
   special)                                           --           --        --          --         --        (1,121)      (1,121)

Excess of fair value above cost of ESOP shares
released or committed to be released.........         --           33        --          --         --            --           33

Amortization of ESOP liability...............         --           --        --          91         --            --           91

Amortization of RSP liability................         --           --        --          --         96            --           96

Treasury stock purchased, at cost
  (15,729 shares)............................         --           --      (140)         --         --            --         (140)

Net income...................................         --           --        --          --         --           550          550
                                              ------------------------------------------------------------------------------------

Balance at March 31, 2002....................        345        9,778    (2,227)         --         (4)       16,719       24,611

Cash dividends declared, net
($0.48 per share regular, $0.84 per share special)    --           --        --          --         --        (1,647)      (1,647)

Amortization of RSP liability................         --           --        --          --          4            --            4

Treasury stock purchased, at cost
  (758 shares)...............................         --           --       (10)         --         --            --         ( 10)

Options exercised (12,711 shares)............         --           (1)       88          --         --            --           87

Net income...................................         --           --        --          --         --           432          432
                                              ------------------------------------------------------------------------------------

Balance at March 31, 2003....................      $ 345      $ 9,777  $ (2,149)   $     --  $      --      $ 15,504     $ 23,477
                                              ====================================================================================

          See accompanying notes to consolidated financial statements.

                     SKIBO FINANCIAL CORP. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                   For the Years Ended March 31, 2003 and 2002
                                 (In thousands)

                                                                                 2003        2002
                                                                               --------    --------
Operating activities:
Net income .................................................................   $    432    $    550
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
     Provision for loan losses .............................................         --          --
     Depreciation ..........................................................         48          64
     Compensation expense-ESOP and RSP .....................................          4         220
     Deferred tax benefit ..................................................       (236)        (33)
     Net accretion of premiums and discounts ...............................       (211)       (222)
     Decrease in accrued interest receivable ...............................        189         219
     Decrease (increase) in prepaid expenses ...............................        185        (760)
     (Decrease) increase in accrued interest payable .......................        (53)         57
     Increase (decrease) in accrued income taxes ...........................        133        (155)
     Other, net ............................................................        130         693
                                                                               --------    --------
           Net cash provided by operating activities .......................        621         633
                                                                               --------    --------

Investing activities:
Purchases of premises and equipment ........................................        (22)        (18)
Purchases of investment securities held-to maturity ........................     (4,376)     (9,236)
Purchases of mortgage-backed securities held-to-maturity ...................    (46,427)    (46,103)
Proceeds from maturities/calls and principal repayments of:
     Investment securities held-to-maturity ................................     13,447      17,896
     Mortgage-backed securities held-to-maturity ...........................     29,300      24,129
Loans purchased ............................................................     (6,331)    (11,879)
Net principal repayments on loans ..........................................     12,606      15,858
(Increase) decrease in Federal Home Loan Bank stock ........................       (479)        215
                                                                               --------    --------
             Net cash used in investing activities .........................     (2,282)     (9,138)
                                                                               --------    --------

Financing activities:
Net increase in deposits ...................................................      3,322       5,121
Net (decrease) increase in mortgage escrow .................................        (40)         10
Treasury stock purchased ...................................................        (10)       (140)
Options exercised, net .....................................................         87          --
Cash dividends paid ........................................................     (1,647)     (1,121)
                                                                               --------    --------
             Net cash provided by financing activities .....................      1,712       3,870
                                                                               --------    --------
Net increase (decrease) in cash and cash equivalents .......................         51      (4,635)
Cash and cash equivalents, beginning of year ...............................      4,577       9,212
                                                                               --------    --------
Cash and cash equivalents, end of year .....................................   $  4,628    $  4,577
                                                                               ========    ========


Supplemental disclosures of cash flow information: Cash paid during the year for:
     Interest ..............................................................   $  5,413    $  5,893
                                                                               ========    ========
     Income taxes ..........................................................   $    212    $    386
                                                                               ========    ========

Noncash investing activities:
       Loans transferred to real estate owned ..............................   $     28    $     --
                                                                               ========    ========

           See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                             March 31, 2003 and 2002
                    (Dollars in thousands, except share data)


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

                  (Dollars in thousands, except per share data)


A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's non-performing loans, excluding certain consumer and single-family residential loans, are considered to be impaired loans. Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. There were no impaired loans at March 31, 2003 and 2002 and no impaired loans throughout fiscal years 2003 and 2002. No impairment reserves were necessary as of March 31, 2003 and 2002, as (i) the estimated value of the underlying collateral exceeded the carrying value of the impaired loan, (ii) the principal portion of the impaired loan is guaranteed by agencies of the federal government, or (iii) there were no impaired loans.
Non-performing consumer and single-family residential loans have been collectively evaluated for impairment. Estimated impairment losses for these loans are based on various factors including past loss experience, recent economic events and conditions and portfolio delinquency rates. No impairment reserves were necessary as of March 31, 2003 and 2002 for the non-performing consumer and single-family residential loans. There was no interest income recognized on impaired loans for the years ended March 31, 2003 and 2002.

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

                  (Dollars in thousands, except per share data)


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

The Company has a nonqualified, supplemental executive retirement plan ("SERP") and a director's retirement plan ("DRP") to provide senior management and a former member of the Board of Directors with benefits in excess of normal pension benefits. The Company had provided a DRP for all non-employee directors. In November 2000, the Board of Directors voted to terminate the DRP. After review, it was determined because of the age of one of the directors and the cost to the Company, it was not beneficial to the Company to cancel his DRP. The director, because of his age and health when the DRP was established, had maintained a separate DRP contract from the other directors. The Company carried a life insurance policy on the life of the director. In January 2003, the director passed away and the company received $151,000 as a death benefit from the insurance policy. A monthly benefit of $454.44 will be paid to his surviving spouse for the term of her life. Benefits under the SERP are based upon amounts stipulated in the plan document or an amount derived from the participants' final average compensation for the highest three consecutive years, whichever is greater. Benefits vest after 20 years of credited service as defined in the plan document. In December 1999, an amendment was adopted to the SERP to only consider calendar years 1999 and earlier in the computation of final average compensation. In December 2000, an amendment was adopted to the SERP to add as another payment form the option of receiving a distribution of benefits in a lump-sum payment. The SERP provides that the Company will pay benefits under the SERP in a single life annuity, joint and 50% survivor annuity, joint and 100% survivor annuity, term certain annuity or a lump- sum payment. In September 2001, an amendment was adopted to the SERP which included a definition of attained age and a change in the tables used to calculate a retirement benefit. The amendment also included a revision to the benefit formula whereas the benefit payable shall now be one-twelfth times eighty (80%) percent times an eligible employee's final average compensation, less the monthly benefit payable under the Pension Plan times the percentage resulting from one hundred percent less twelve and one-half percent times the number of years that the eligible employee's attained age exceeds age 55. The SERP is funded through contributions from the Company. The Company has life insurance policies on the lives of the participants. The change in the cash surrender value of the underlying policies is netted against insurance premiums paid in determining expense or income to be recorded in the period.

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

                  (Dollars in thousands, except per share data)

The Company has also formed a Restricted Stock Plan ("RSP"). Awards under the Restricted Stock Plan were made in recognition of expected future services to the Company by its directors, officers and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Twenty and thirty-three percent of such awards were earned and non-forfeitable at the date of the grant and twenty and thirty-three percent annually thereafter, provided the recipient remained an employee. Executive officers earned awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earned at a rate of twenty percent per year. Executive awards were completed in fiscal 2000. All other awards were completed on April 16, 2002.

Skibo Financial Corp. Compensation Plan. The Company adopted a Compensation Plan for directors, officers and employees. The level of compensation is determined based upon the number of unexercised stock options previously awarded under the Company's Stock Option Plan held by such individuals, and the cash dividends paid on the Company Common Stock. It is anticipated that each time a cash dividend is paid on the Company Common Stock, the participant will receive cash compensation; however, the Board of Directors reserves the right to amend, modify, suspend or cancel this plan without prior notice to any participant. On August 8, 2002, the Board of Directors voted to amend the Plan to only include directors and officers as participants. See Note 10 to the Consolidated Financial Statements.

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

The computation of basic and diluted earnings per share is shown in the table below:


                                                    March 31,     March 31,
                                                       2003         2002
                                                    ---------    ----------
         Basic EPS computation:
         Numerator-Net Income..................         $ 432        $ 550
         Denominator-Wt Avg common
          shares outstanding...................     3,144,217    3,132,207
         Basic EPS.............................         $0.14        $0.18
                                                        =====        =====

         Diluted EPS computation:
         Numerator-Net Income..................         $ 432        $ 550
         Denominator-Wt Avg common
          shares outstanding...................     3,144,217    3,132,207
         Dilutive Stock Options................        72,018       51,097
         Dilutive Unvested RSP.................            --        3,799
                                                    ---------    ---------
         Weighted avg common shares and
          common stock equivalents.............     3,216,235    3,187,103
         Diluted EPS...........................         $0.13        $0.17
                                                        =====        =====

                  (Dollars in thousands, except per share data)

NOTE 2 - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized costs, estimated market values and contractual maturities (or balloon dates, if applicable) of investment and mortgage-backed securities as of March 31, 2003 and 2002, are summarized below.

Investment securities held-to-maturity are as follows:

                                                              March 31, 2003
                                              ----------------------------------------------
                                                           Gross         Gross
                                              Amortized  unrealized   unrealized    Market
                                                cost       gains        losses      value
                                                ----       -----        ------      -----
U.S. government and agency obligations:
     Due within one year ...................   $   15      $   --      $   --       $   15
     Due after one year through five years .       83           2          (1)          84
     Due after five years through ten years       103          --          --          103
     Due after ten years ...................    7,206          89         (14)       7,281
State, county and municipal obligations:
     Due after one year through five years .      150          21          --          171
      Due after five years through ten years      100           1          --          101
     Due after ten years ...................      158           5          --          163
REMIC's
      Due after ten years ..................      351          11          --          362
Other Investments
     Due after ten years ...................      190          --          (5)         185
                                               ------      ------      ------       ------
                  Total ....................   $8,356      $  129      $  (20)      $8,465
                                               ======      ======      ======       ======


                                                              March 31, 2002
                                              ----------------------------------------------
                                                           Gross         Gross
                                              Amortized  unrealized   unrealized    Market
                                                cost       gains        losses      value
                                                ----       -----        ------      -----
U.S. government and agency obligations:
      Due within one year ..................   $     2   $    --      $    --     $     2
     Due after one year through five years .       157         5           --         162
     Due after five years through ten years        374         8           (1)        381
     Due after ten years ...................    11,888        52         (273)     11,667
State, county, and municipal obligations:
      Due after one year through five years        150         9           --         159
      Due after five years through ten years       100         4           --         104
     Due after ten years ...................       257        12           --         269
REMIC's
      Due after ten years ..................     4,308        17          (63)      4,262
Other Investments
           Due after ten years .............       185        --           (7)        178
                                               -------   -------      -------     -------
                  Total ....................   $17,421   $   107      $  (344)    $17,184
                                               =======   =======      =======     =======

                  (Dollars in thousands, except per share data)

Mortgage-backed securities held-to-maturity are as follows:

                                                              March 31, 2003
                                              ----------------------------------------------
                                                           Gross         Gross
                                              Amortized  unrealized   unrealized     Market
                                                cost       gains        losses       value
                                                ----       -----        ------       -----
Government National Mortgage Association:
      Due after one year through five years    $    17   $     1      $    --       $    18
      Due after five years through ten years        32         2           --            34
     Due after ten years ...................    19,320       505           (1)       19,824
Federal Home Loan Mortgage Corporation:
     Due within one year ...................         2        --           --             2
     Due after one year through five years .       106         3           --           109
     Due after five years through ten years        418        18           --           436
     Due after ten years ...................    22,308       577           (8)       22,877
Federal National Mortgage Association:
     Due within one year ...................        32         2           --            34
      Due after one year through five years        168         6           --           174
      Due after five years through ten years       588        18           --           606
      Due after ten years ..................    52,314     1,166          (24)       53,456
                                               -------   -------      -------       -------
        Total ..............................   $95,305   $ 2,298      $   (33)      $97,570
                                               =======   =======      =======       =======




                                                              March 31, 2002
                                              ----------------------------------------------
                                                           Gross         Gross
                                              Amortized  unrealized   unrealized   Market
                                                cost       gains        losses     value
                                                ----       -----        ------     -----

Government National Mortgage Association:
      Due after five years through ten years   $    71   $     3      $    --    $    74
     Due after ten years ...................    13,721       239          (32)    13,928
Federal Home Loan Mortgage Corporation:
     Due within one year ...................        25         1           --         26
     Due after one year through five years .        71         2           --         73
     Due after five years through ten years        766        35           --        801
     Due after ten years ...................    19,966       280          (15)    20,231
Federal National Mortgage Association:
     Due within one year ...................        41        --           --         41
     Due after one year through five years .       210         4           --        214
     Due after five years through ten years        727        19           --        746
     Due after ten years ...................    42,466       571          (51)    42,986
                                               -------   -------      -------    -------
        Total ..............................   $78,064   $ 1,154      $   (98)   $79,120
                                               =======   =======      =======    =======


As of March 31,  2003 and 2002,  the Company  had firm  commitments  to purchase
mortgage-backed   and  investment   securities   amounting  to  $398  and  $620,
respectively.

                  (Dollars in thousands, except per share data)



NOTE 3 -  LOANS RECEIVABLE

Loans receivable are summarized as follows:

                                                             March 31,
                                                        --------------------

                                                          2003        2002
                                                        --------    --------
Mortgage loans:
     Conventional:
        One- to four-family dwellings ...............   $ 15,130    $ 15,553
        Multi-family dwellings ......................      1,678       2,532
     FSA, FHA, and other government
        agency guaranteed ...........................     13,156      14,485
     Commercial .....................................      3,346       5,701
                                                        --------    --------
                  Total mortgage loans ..............     33,310      38,271

     Net unamortized premiums .......................        363         266
     Unearned fees ..................................         (9)        (28)
                                                        --------    --------
                  Net mortgage loans ................     33,664      38,509

Consumer and commercial loans:
     Small Business Administration guaranteed .......      5,462       6,168
     Other government agency guaranteed .............        318         832
     Loans secured by savings accounts ..............        472         378
     Other ..........................................        148         364
                                                        --------    --------
                  Total consumer and commercial loans      6,400       7,742

     Net unamortized premiums .......................         33          39
                                                        --------    --------
                  Net consumer and commercial loans .      6,433       7,781

Allowance for loan losses ...........................       (425)       (425)
                                                        --------    --------
                  Net loans receivable ..............   $ 39,672    $ 45,865
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

At March 31, 2003 and 2002, the Company had outstanding commitments to purchase loans of $2,276 and $1,008, respectively.

For the fiscal years ended March 31, 2003 and 2002, there were no loans accounted for on a non-accrual basis; therefore, all interest was recorded and included in the Company's interest income.

                  (Dollars in thousands, except per share data)

Allowance for Loan Losses

Activity with respect to the allowance for loan losses for the years ended March 31, 2003 and 2002 is summarized as follows:

                                                   2003            2002
                                                   ----            ----


         Balance at beginning of period            $425            $425
         Provision for loan losses ....              --              --
         Charge-offs ..................              --              --
         Recoveries ...................              --              --
                                                   ----            ----
         Balance at end of period .....            $425            $425
                                                   ====            ====

NOTE 4 - FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh. The investment is based on a predetermined formula and is carried at cost.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment as of March 31, 2003 and 2002 are summarized by major classification as follows:

                                                          2003           2002
                                                          ----           ----


         Land.......................................     $ 209          $  209
         Office buildings and improvements..........       492             496
         Furniture, fixtures and equipment..........       120             256
         Leasehold improvements.....................       122             122
                                                         -----           -----
              Total, at cost........................       943           1,083

         Less accumulated depreciation
            and amortization........................       438             552
                                                         -----           -----
              Premises and equipment, net...........     $ 505           $ 531
                                                         =====           =====


The Company maintains an operating lease with respect to branch office facilities which expires on November 30, 2009. Lease expense approximated $50 and $45 for the fiscal years ending March 31, 2003 and 2002, respectively, and is included in premises and occupancy costs.

Minimum annual lease commitments as of March 31, 2003 are as follows:

                Years ending
                  March 31,             Amount
                  ---------             ------


             2004................        $  50
             2005................           51
             2006................           54
             2007................           54
             2008................           54
             Thereafter..........           91
                                         -----
                  Total..........        $ 354
                                         =====

                  (Dollars in thousands, except per share data)

NOTE 6 - SAVINGS DEPOSITS

Deposit accounts are summarized as follows:

                                                                            March 31,
                                             ----------------------------------------------------------------
                                                          2003                             2002
                                             --------------------------------   ------------------------------
                                                     Weighted                        Weighted
                                                     average                         average
                                                      rate            Amount          rate             Amount
                                                      ----            ------          ----             ------
Passbook accounts...........................            2.00 %      $ 20,568            2.40%        $ 18,314
NOW accounts................................             .70           3,653            1.00            4,427
Noninterest-bearing checking accounts.......              --           1,199              --            1,243
Money market deposit accounts...............            1.50           3,962            2.30            3,529
Certificates of deposit:
     1.00% to 1.99%.........................            1.76           4,137              --               --
     2.00% to 2.99%.........................            2.37          13,209            2.70            5,849
     3.00% to 3.99%.........................            3.22          11,831            3.33           11,261
     4.00% to 4.99%.........................            4.20           9,260            4.39            8,300
     5.00% to 5.99%.........................            5.39           7,601            5.34           15,520
     6.00% to 6.99%.........................            6.45           4,816            6.33            8,342
     7.00% to 7.99%.........................            7.34           1,606            7.33            1,735
                                                                    --------                         --------
           Total............................                        $ 81,842                         $ 78,520
                                                                    ========                         ========

The aggregate amount of certificates of deposit with a minimum denomination of $100 was $15,891 and $12,277 as of March 31, 2003 and March 31, 2002,
respectively. Amounts in excess of $100 may not be insured by the Savings Association Insurance Fund. The Company does not have any brokered deposits.


The scheduled contractual maturities of certificates of deposit are summarized as follows:

                                                             March 31,
                                                    ---------------------------
                                                       2003              2002
                                                       ----              ----


      Within one year.............................  $ 33,970          $ 35,115
      After one year through two years............     6,129             5,535
      After two years through three years.........     4,570             3,577
      After three years through four years........     1,830             2,296
      After four years through five years.........     1,592               649
      After five years............................     4,369             3,835
                                                    --------          --------
              Total...............................  $ 52,460          $ 51,007
                                                    ========          ========


The following table summarizes the interest expense incurred on the respective savings and escrow deposits:

                                                            March 31,
                                                    -------------------------
                                                      2003              2002
                                                      ----              ----


      Passbook accounts.............................$   433           $   441
      NOW accounts..................................     39                48
      Money market deposit accounts.................     83                82
      Escrow accounts...............................     --                 1
      Certificates of deposit.......................  2,145             2,685
                                                    -------           -------
              Total.................................$ 2,700           $ 3,257
                                                    =======           =======

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Maturities and interest rates on advances from the Federal Home Loan Bank of Pittsburgh are as follows:



                                            March 31,
                   -----------------------------------------------------------
                                2003                           2002
                   ----------------------------    ---------------------------

    Fiscal Year        Interest                      Interest
    of maturity         rates            Amount       rates             Amount
    -----------        -------           ------      -------            ------

       2008           5.31 - 5.48 %    $ 10,000      5.31 - 5.48 %    $ 10,000
       2009           4.63 - 5.58 %      12,000      4.63 - 5.58 %      12,000
       2010           5.57 - 5.99 %       7,000      5.57 - 5.99 %       7,000
       2011           5.56 - 5.95 %      19,000      5.56 - 5.95 %      19,000
                                       --------                       --------
       Total                           $ 48,000                       $ 48,000
                                       ========                       ========

Advances from the Federal Home Loan Bank are primarily secured by the Company's stock in the Federal Home Loan Bank of Pittsburgh and mortgage-backed securities. These advances are subject to restrictions and penalties in the event of prepayment.


NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following:

                                                       March 31,
                                                -----------------------

                                                   2003           2002
                                                  -----          -----
Income tax expense charged to operations:
   Current tax expense:
     Federal ............................         $ 298          $ 215
     State ..............................            44             38
                                                  -----          -----
                                                    342            253
   Deferred tax provision (benefit):
     Federal ............................          (240)           (33)
                                                  -----          -----
        Provision for taxes on income ...         $ 102          $ 220
                                                  =====          =====


A reconciliation of the expected federal statutory income tax rate to the actual effective tax rate expressed as a percentage of pretax income is summarized as follows:

                                             March 31,
                                      ------------------------
                                        2003           2002
                                      --------       ---------


Expected federal tax rate .........       34.0%          34.0%
State taxes, net of federal benefit        5.4            2.5
Low income housing credit .........       (5.6)          (2.8)
Life insurance proceeds and
  accretion of cash surrender value      (16.1)          (4.3)
Other .............................        1.4            (.8)
                                          ----           ----
                                          19.1%          28.6%
                                          ====           ====

                  (Dollars in thousands, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities and the related valuation allowance are as follows:

                                                    March 31,
                                            ---------------------------
                                               2003             2002
                                              -----            -----

Deferred tax assets:
     Deferred compensation ........           $ 646            $ 453
     Deferred loan fees ...........              --                3
     Book loan loss reserve .......             144              144
     Other ........................              73               73
                                              -----            -----
     Gross deferred tax asset .....             863              673


Deferred tax liabilities:
     Tax loan loss reserve ........             (91)            (108)
     Property, plant, and equipment             (24)             (22)
     Other ........................             (78)            (109)
                                              -----            -----
     Gross deferred tax liability .            (193)            (239)
                                              -----            -----
     Net deferred tax asset .......           $ 670            $ 434
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

As a result of the special tax treatment accorded the Company under income tax regulations, $1.8 million of balances in retained earnings at March 31, 2003 represent allocations of income to bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. If any portion of that amount is used other than to absorb loan losses (which is not anticipated), taxable income will be generated subject to tax at the rate then in effect.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets, and of total capital (as defined) to risk-weighted assets (as defined). As of March 31, 2003, the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 2003, the most recent notification from the Office of Thrift Supervision ("OTS") categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

                  (Dollars in thousands, except per share data)

The Bank's actual capital amounts and ratios are also presented in the table. There is no deduction from capital for interest-rate risk.

                                                                                                                To be well
                                                                                                            capitalized under
                                                                                  For capital               prompt corrective
                                                           Actual              adequacy purposes            action provisions
                                                  -----------------------   ------------------------     -----------------------
                                                    Amount        Ratio        Amount         Ratio        Amount        Ratio
                                                    ------        -----        ------         -----        ------        -----
As of March 31, 2003:
Total Capital
     (to Risk Weighted Assets).............       $ 23,413        59.3%        $ 3,160         8.0%       $ 3,950         10.0%
Core capital
     (to Adjust Tangible Assets)...........       $ 22,988        14.6%        $ 6,289         4.0%       $ 7,861          5.0%
Tangible capital
     (to Tangible Assets)..................       $ 22,988        14.6%        $ 2,358         1.5%                N/A
Tier 1 Capital
     (to Risk Weighted Assets).............       $ 22,988        58.2%                 N/A               $ 2,370          6.0%



As of March 31, 2002:
Total capital
     (to Risk Weighted Assets).............       $ 25,022        58.6%        $ 3,418         8.0%       $ 4,273         10.0%
Core capital
     (to Adjusted Tangible Assets).........       $ 24,597        15.9%        $ 6,200         4.0%       $ 7,751          5.0%
Tangible capital
     (to Tangible Assets)..................       $ 24,597        15.9%        $ 2,325         1.5%               N/A
Tier 1 Capital
     (to Risk Weighted Assets).............       $ 24,597        57.6%                 N/A               $ 2,564          6.0%


                  (Dollars in thousands, except per share data)

NOTE 10 - BENEFIT PLANS

Pension Plan and  Supplemental  Executive  Retirement  and Directors  Retirement
Plans

The  following   table  sets  forth  the  defined  benefit  pension  plan's  and
Supplemental Executive Retirement and Director Retirement Plans' change in benefit obligation and change in fair value of the plans' assets and the plans' funded status for the plan years ended December 31, 2002 and 2001.

                                                    Pension Benefits     SERP/DRP Benefits
                                                     2002       2001       2002       2001
                                                   -------    -------    -------    -------
Change in benefit obligation:
Benefit obligation at beginning of year ........   $ 2,497    $ 2,094    $ 2,388    $ 1,887
Service cost ...................................       150        133         89         73
Interest cost ..................................       162        136        107         85
Change to PBO due to Amendment .................        --          7         --        949
Actuarial (gain)/loss ..........................        12        127        (57)      (606)
Benefits paid ..................................        --         --         --         --
                                                   -------    -------    -------    -------
Benefit obligation at end of year ..............     2,821      2,497      2,527      2,388
                                                   -------    -------    -------    -------
Change in plan assets:
Fair value of plan assets at beginning of year .     1,666      1,390         --         --
Actual return on plan assets ...................        98         98         --         --
Employer contribution ..........................       311        178         --         --
Benefits paid ..................................        --         --         --         --
                                                   -------    -------    -------    -------
Fair value of plan assets at end of year .......     2,075      1,666         --         --
                                                   -------    -------    -------    -------
Unfunded liability .............................      (746)      (831)    (2,527)    (2,388)
Unrecognized transition obligation .............       102        115        207        235
Unrecognized actuarial (gain)/loss .............      (126)      (154)      (405)      (393)
Unrecognized prior period service cost .........       646        714        968      1,356
Minimum liability ..............................       (38)      (142)      (770)    (1,198)
                                                   -------    -------    -------    -------
Net amount recognized ..........................   $  (162)   $  (298)   $(2,527)   $(2,388)
                                                   =======    =======    =======    =======
Amounts recognized in the statement of financial
   condition consist of:
Prepaid benefit cost ...........................   $    --    $    --    $    --    $    --
Accrued benefit liability ......................      (124)      (156)    (1,757)    (1,190)
Minimum liability ..............................       (38)      (142)      (770)    (1,198)
                                                   -------    -------    -------    -------
Net amount recognized ..........................   $  (162)   $  (298)   $(2,527)   $(2,388)
                                                   =======    =======    =======    =======

Pension costs consist of the following components for the years ended March 31, 2003 and 2002:

                                                      Pension Benefits       SERP/DRP Benefits
                                                       2003        2002        2003        2002
                                                     -------     -------     -------     -------
Components of net periodic benefit cost:
Service cost .....................................   $   150     $   133     $    89     $    73
Interest cost ....................................       162         136         107          85
Expected return on plan assets ...................      (114)        (94)         --          --
Amortization of unrecognized transition obligation        13          13          27          42
Recognized prior service cost ....................        68          67         388         117
Recognized actuarial (gain)/loss .................        --          (5)        (44)          7
                                                     -------     -------     -------     -------
Net periodic benefit cost ........................   $   279     $   250     $   567     $   324
                                                     =======     =======     =======     =======
Weighted average assumptions as of December 31:
Discount rate ....................................      6.50%       6.50%       4.50%       4.50%
Expected return on plan assets ...................      6.50%       6.50%        N/A         N/A
Rate of compensation increase ....................      3.00%       3.00%       3.00%       3.00%
Accrued SERP cost included in Other Liabilities ..       N/A         N/A     $ 1,898     $ 1,332


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

The entire 124,200, shares have been released to the participants over a five year period on the basis of a compensation formula. As shares have been released, the Company reported compensation expense based upon the amounts released or committed to be released each year and the shares became outstanding for earnings per share computations. Compensation expense for the year ended March 31, 2002 was approximately $124. There was no compensation expense for the year ended March 31, 2003 because the ESOP was entirely funded on December 31, 2001.

During fiscal years 2003 and 2002, the ESOP trustees purchased an additional 18,850 and 223 shares, respectively, of Company stock (not included in the table below) for the ESOP with allocated dividends received by the ESOP.

The following table presents the components of the ESOP shares at March 31, 2003 and 2002:


                                                        2003                2002
                                                        ----                ----

Allocated shares...........................          124,200             124,200
Shares committed to be released............               --                  --
Unallocated shares.........................               --                  --
                                                 -----------         -----------
    Total ESOP shares......................          124,200             124,200
                                                     =======             =======

Fair value of ESOP shares .................      $ 1,769,850         $ 1,599,696
                                                 ===========         ===========

Fair value of total ESOP shares                  $ 2,041,640         $ 1,602,568
                                                 ===========         ===========

Skibo Financial Corp. Compensation Plan. On September 14, 2000, the Company adopted a Compensation Plan ("Plan") for directors, officers and employees of the Company or the Bank. The level of compensation is determined based upon the number of unexercised stock options previously awarded under the Company's Stock Option Plan held by such individuals, and the cash dividends paid on the Company Common Stock from time to time. It is anticipated that such compensation payable to such plan participants shall be paid each time that a cash dividend is paid on the Company Common Stock, however, the Board of Directors reserves the right to amend, modify, suspend or cancel the Plan at any time without prior notice to any participant. On August 8, 2002, the Board of Directors voted to amend the Plan to only include directors and officers as participants. The Plan provides that upon the payment of a cash dividend on the Company Common Stock, the holder of such options shall receive payment of cash in an amount equivalent to the cash dividend payable as if such stock options had been exercised and such Company Common Stock held as of the dividend record date. Such payment of compensation shall expire upon the expiration or exercise of such underlying options. During the year ended March 31, 2003 and 2002, the Company's compensation expense for this Plan to all directors, officers and employees was $176 and $137, respectively.

Stock Based Compensation Plans

The Company has two stock-based compensation plans which are described herein. The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting For Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans.

                  (Dollars in thousands, except per share data)

Stock Awards

On April 16, 1998, shareholders approved the Company's "1998 Restricted Stock Plan" (the "Restricted Stock Plan"). Under this plan, up to 4% of the Company's outstanding shares or 62,100 shares could be awarded to directors, officers, or key employees. Generally, between twenty and thirty-three percent of such awards were earned and non-forfeitable as of the date of the grant and twenty and thirty-three percent were earned annually thereafter, provided the recipient remained an employee. Executive officers earned awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earned at a rate of twenty percent per year. The value of the stock on the award date was $12.40 which was equal to the market price of the stock on the date of purchase. Executive officer awards were completed in fiscal 2000. All other awards were completed on April 16, 2002. Compensation expense recorded in the consolidated financial statements under this plan for fiscal 2003 and 2002 was $4 and $95, respectively. The unearned compensation expense as of March 31, 2003 and 2002 was approximately $0 and $4, respectively.

Stock Options

On April 16, 1998, shareholders also approved the Company's "1998 Stock Option Plan" (the "Stock Option Plan"). The Stock Option Plan provides for authorizing the issuance of an additional 155,250 shares of common stock. The Board awarded options of 155,246 to officers, directors, and key employees. The exercise price on the date of the award was $13.58 (reflective of the three-for-two stock exchange). However, due to a significant fluctuation in the general market conditions of the Company and similar financial institutions, the original awards were canceled and reissued on October 8, 1998, at the exercise price equal to the fair market value ($6.83) on that date (this price is also reflective of the three-for- two stock exchange). Options were first exercisable at a rate of 50% on the date of the grant and 50% one year later. Options remain exercisable for up to ten years from their date of grant. Because the Company accounts for this stock option plan using APB Opinion 25, no compensation expense has been recorded in the financial statements for this plan. A summary of the status of the Company's stock option plan as of March 31, 2003 and 2002 and changes during the years are presented below:


                                                                             March 31,
                                                      ---------------------------------------------------------
                                                              2003                         2002
                                                      --------------------------    ---------------------------
                                                                Weighted Average              Weighted Average
                                                                 Exercise Price                Exercise Price
                                                       Options    On Options         Options     On Options

Outstanding at the beginning of the year........       155,246        $ 6.83         155,246        $ 6.83

Granted.........................................            --            --              --            --
Canceled........................................            --            --              --            --
Reissued........................................            --            --              --            --
Exercised.......................................      (12,711)        $ 6.83              --            --
Forfeited.......................................            --            --              --            --
                                                    ----------                    ----------
Outstanding at year end.........................       142,535        $ 6.83         155,246        $ 6.83
                                                       =======                       =======
Options exercisable at year end.................       142,535        $ 6.83         155,246        $ 6.83
                                                       =======                       =======
Weighted average fair value of options
granted during the year.........................           N/A                           N/A
                                                           ===                           ===

                  (Dollars in thousands, except per share data)


The following table summarizes the characteristics of stock options outstanding at March 31, 2003 :


               Options Outstanding                  Options Exercisable
     ------------------------------------------  --------------------------
     Exercise       Remaining      Contractual     Exercise      Number
      Price        Outstanding        Life           Price     Exercisable
      -----        -----------        ----           -----     -----------

      $ 6.83         142,535        5.5 years       $ 6.83      142,535




The following table summarizes the characteristics of stock options outstanding at March 31, 2002:


               Options Outstanding                  Options Exercisable
     ------------------------------------------  --------------------------
     Exercise       Remaining      Contractual     Exercise      Number
      Price        Outstanding        Life           Price     Exercisable
      -----        -----------        ----           -----     -----------

      $ 6.83         155,246        6.5 years       $ 6.83      155,246


NOTE 11 - CONCENTRATION OF CREDIT RISK

The Company conducts its business through three offices located in the Pittsburgh and Washington areas of Pennsylvania. As of March 31, 2003 and 2002, the majority of the Company's mortgage loan portfolio was secured by properties located in this geographical area. The Company utilizes established loan underwriting procedures which generally require the taking of collateral to secure loans. Given its underwriting and collateral requirements, the Company does not believe it has significant concentrations of credit risk to any one group of borrowers.

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

                  (Dollars in thousands, except per share data)

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

                                  March 31, 2003          March 31, 2002
                               ---------------------   -----------------------
                               Carrying    Estimated    Carrying    Estimated
                                Value     Fair Value     Value     Fair Value
                                -----     ----------     -----     ----------

Loans receivable.............  $ 39,672     $ 41,975    $ 45,865     $ 46,839
Deposits.....................    81,842       83,276      78,520       78,976
FHLB advances................    48,000       54,512      48,000       50,176

NOTE 13 - CONTINGENCIES

There are  various  claims and  lawsuits  in which the  Company is  periodically involved, such as claims to enforce liens, condemnation proceedings on properties in which the Company holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Company's business.

In February 2003, the Company's subsidiary, First Carnegie Deposit, was served as a defendant in a lawsuit regarding a previously completed sale of foreclosed real estate and sheriff sales of two other properties resulting from a deficiency judgment in connection therewith. The plaintiffs are seeking damages in an unspecified amount. The ultimate outcome of this litigation is unknown at this time.

                  (Dollars in thousands, except per share data)

NOTE 14 - SEGMENT REPORTING

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


NOTE 15 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                            Three Months Ended
                                              -----------------------------------------------
                                               June 30   September 30  December 31   March 31
                                               -------   ------------  -----------   --------
Fiscal 2003
    Interest income ........................   $ 2,173      $ 2,109      $ 1,972      $ 1,937
    Interest expense .......................     1,373        1,372        1,330        1,285
                                               -------      --------     -------      -------
    Net interest income before provision for
        loan losses ........................       800          737          642          652
    Noninterest income .....................        51           45           52          183
    Noninterest expense ....................       665          654          659          650
                                               -------      --------     -------      -------
    Income before income taxes .............       186          128           35          185
    Provision for income taxes .............        71           30           17          (16)
                                               -------      --------     -------      -------

    Net income .............................   $   115      $    98      $    18      $   201
                                               =======      =======      =======      =======

    Basic earnings per share(1) ............   $  0.04      $  0.03      $  0.01      $  0.06
                                               =======      =======      =======      =======
    Diluted earnings per share(1) ..........   $  0.04      $  0.03      $  0.01      $  0.06
                                               =======      =======      =======      =======

Fiscal 2002
    Interest income ........................   $ 2,425      $ 2,343      $ 2,208      $ 2,184
    Interest expense .......................     1,511        1,517        1,481        1,408
                                               -------      --------     -------      -------
    Net interest income before provision for
         loan losses .......................       914          826          727          776
    Noninterest income .....................        42           19           51           60
    Noninterest expense ....................       733          612          610          690
                                               -------      --------     -------      -------
    Income before income taxes .............       223          233          168          146
    Provision for income taxes .............        85           74           15           46
                                               -------      --------     -------      -------

    Net income .............................   $   138      $   159      $   153      $   100
                                               =======      =======      =======      =======

    Basic earnings per share(1) ............   $  0.04      $   0.05     $  0.05      $  0.03
                                               =======      ========     =======      =======
    Diluted earnings per share(1) ..........   $  0.04      $   0.05     $  0.05      $  0.03
                                               =======      ========     =======      =======

      (1) Quarterly earnings per share may vary from annual earnings per share due to rounding.

                  (Dollars in thousands, except per share data)

NOTE 16 - SKIBO FINANCIAL CORP. FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Following is the condensed statement of financial condition as of March 31, 2003 and 2002, and the condensed statements of income and cash flows for the fiscal years ended March 31, 2003 and 2002.


                   CONDENSED STATEMENTS OF FINANCIAL CONDITION


                                                            March 31,
                                                        -----------------
                                                          2003      2002
                                                        -------   -------
ASSETS
Interest-earning deposits with subsidiary bank ......   $   617   $    55
Investment in subsidiary bank .......................    22,988    24,597
Loans receivable ....................................       122       192
Accrued interest receivable and other assets ........        21        19
                                                        -------   -------
           Total assets .............................   $23,748   $24,863
                                                        =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities ...................................   $   159   $   150
Stockholders' equity ................................    23,589    24,713
                                                        -------   -------
           Total liabilities and stockholders' equity   $23,748   $24,863
                                                        =======   =======




                         CONDENSED STATEMENTS OF INCOME


                                                     March 31,
                                                 ------------------
                                                   2003       2002
                                                 -------    -------
INCOME
Interest income ..............................   $    10    $    39
Dividend income ..............................     2,208         --
                                                 -------    -------
           Total income ......................     2,218         39

OTHER OPERATING EXPENSES
Equity in undistributed earnings of subsidiary     1,613       (655)
Other expense ................................       256        195
                                                 -------    -------
                       Total expenses ........     1,869       (460)

           Income before income taxes ........       349        499
Provision for income taxes ...................       (83)       (51)
                                                 -------    -------

           Net income ........................   $   432    $   550
                                                 =======    =======

                  (Dollars in thousands, except per share data)



                                              CONDENSED STATEMENTS OF CASH FLOWS


                                                                           March 31,
                                                                      ------------------
                                                                        2003       2002
                                                                      -------    -------

Operating activities:
Net income ...................................................        $   432    $   550
Adjustments to reconcile net income to cash
   provided by (used in) operating activities:
     Equity in undistributed earnings of subsidiary ..........          1,613       (655)
     Decrease in accrued interest receivable .................             --          2
     (Increase) Decrease in prepaid expenses .................             (3)         2
     Increase (decrease) in accrued income tax payable .......              3        (23)
     Other ...................................................              7          2
                                                                      -------    -------
        Net cash provided by (used in) operating activities...          2,052       (122)
                                                                      -------    -------

Investing activities:
Principal repayments on loans ................................             70        223
                                                                      -------    -------
        Net cash provided by investing activities ............             70        223
                                                                      -------    -------


Financing:
Options exercised, net .......................................             87         --
Treasury Stock Purchased .....................................             --       (135)
Cash dividends paid ..........................................         (1,647)    (1,121)
                                                                      -------    -------
        Net cash used in financing activities ................         (1,560)    (1,256)
                                                                      -------    -------

Net increase (decrease) in cash and cash equivalents .........            562     (1,155)
Cash and cash equivalents, beginning of period ...............             55      1,210
                                                                      -------    -------
Cash and cash equivalents, end of period .....................        $   617    $    55
                                                                      =======    =======

Stock Market Information

Skibo Financial Corp.'s common stock is currently traded on the Nasdaq SmallCap Market under the trading symbol of "SKBO." The number of stockholders of record of common stock as of March 31, 2003 was approximately 000. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 31, 2003, the Company had
3,153,344 shares outstanding, including 1,897,500 shares held by Skibo Bancshares, M.H.C. The following table illustrates Skibo Financial Corp.'s high and low closing stock price on the Nasdaq SmallCap market and the cash dividend per share declared during fiscal 2003 and 2002:

               March 31, 2003                            March 31, 2002
               --------------                            --------------
   Quarter     High       Low  Cash Dividend   Quarter    High     Low   Cash Dividend
   -------     ----       ---  -------------   -------    ----     ---   -------------
       QI      8.70      7.20    $ 0.42           QI      8.70     7.20     $ 0.32
      QII     13.50      8.75      0.26          QII     13.00     8.38       0.12
     QIII     11.50     10.35      0.52         QIII     11.50    10.35       0.32
      QIV     14.82     13.86      0.12          QIV     13.10    10.50       0.12


The Company may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Company's reorganization from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision.

For fiscal 2003, the Company paid four $0.12 per share quarterly cash dividends, two special cash dividends of $0.20 per share, one special cash dividend of $0.30 per share, and one special cash dividend of $0.14 per share. Skibo Bancshares, M.H.C. waived the receipt of dividends on its 1,897,500 shares for each cash dividend declared.